EXHIBIT 1
IVANHOE MINES LTD.
Annual Information Form
For the year ended
December 31, 2008
Dated March 27, 2009

TABLE OF CONTENTS

CORPORATE STRUCTURE	10
Name, Address and Incorporation	10
Intercorporate Relationships	10

GENERAL DEVELOPMENT OF THE BUSINESS	11

Overview	11
Three Year History	11
Risk Factors	14

DESCRIPTION OF THE BUSINESS	26

Overview	26
Qualified Persons	26
Oyu Tolgoi Copper and Gold Project, Mongolia	26
Ovoot Tolgoi Coal Mine, Mongolia	50
Other Projects	62
Other Information	64

DIVIDENDS	65

DESCRIPTION OF CAPITAL STRUCTURE	66
Common Shares	66
Preferred Shares	66

MARKET FOR SECURITIES	67

DIRECTORS AND OFFICERS	66
Name and Occupation	67
Shareholdings of Directors and Executive Officers	70
Committees of the Board	70
Conflicts of Interest	71
Audit Committee Information	71

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	71

TRANSFER AGENTS AND REGISTRARS	72

MATERIAL CONTRACTS	72

INTERESTS OF EXPERTS	73

ADDITIONAL INFORMATION	73

SCHEDULE A	74

Forward-Looking Information
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities; planned expenditures; corporate strategies; proposed acquisitions and dispositions of assets; discussions with third parties respecting material agreements; the expected timing and outcome of IVN’s discussions with representatives of the Government of Mongolia for an Investment Agreement in respect of the Oyu Tolgoi Project; the timing of commencement of full construction of the Oyu Tolgoi Project; the estimated timing and cost of bringing the Oyu Tolgoi Project into commercial production; anticipated future production and cash flows; target milling rates; the impact of amendments to the laws of Mongolia and other countries in which IVN carries on business; the anticipated future production for the Ovoot Tolgoi Coal Mine, the potential improvement of the export conditions at the Ceke border between Mongolia and China and the completion of a feasibility study on the Ovoot Tolgoi Coal Mine; the potential of plans to make non-core projects self-funding and other statements that are not historical facts.
All such forward-looking information and statements are based on certain assumptions and analyses made by IVN’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in this Annual Information Form. The reader is cautioned not to place undue reliance on forward-looking information or statements.
This Annual Information Form also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Except as required by law, IVN does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.
Currency and Exchange Rates
In this Annual Information Form, all funds are quoted in United States dollars unless otherwise indicated. References to “$” and “US$” are to United States dollars, references to “Cdn.$” are to Canadian dollars and references to “A$” are to Australian dollars.

The Bank of Canada noon buying rates for the purchase of one United States dollar using Canadian dollars were as follows during the indicated periods:
(Stated in Canadian dollars)

Year Ended December 31
	2008	2007	2006
End of period	1.2246	0.9881	1.1653
High for the period	1.2969	1.1853	1.1726
Low for the period	0.9719	0.9170	1.0990
Average for the period	1.0660	1.0748	1.1342
The Bank of Canada noon buying rate on March 27, 2009 for the purchase of one United States dollar using Canadian dollars was Cdn.$1.2392 (one Canadian dollar on that date equalled US$0.8070).
Defined Terms and Abbreviations
Throughout this AIF, there are terms that are defined in the document and used only in the relevant section in which they are defined. There are also a number of defined terms and abbreviations that are used consistently throughout the document as follows:
“ABCP” means asset backed commercial paper;
“Au” means gold;
“CIM” means the Canadian Institute of Mining, Metallurgy and Petroleum;
“CIM Standards” means CIM Standards on Mineral Resources and Mineral Reserve Guidelines;
“Cloncurry Project” means Ivanhoe Australia’s copper, gold and uranium exploration and development project located in Queensland, Australia;
“Coal Transaction” means the transaction whereby IVN transferred its coal division to SouthGobi in consideration for common shares of SouthGobi, as further described in “GENERAL DEVELOPMENT OF THE BUSINESS — Three Year History — 2006”;
“Common Shares” means common shares in the capital of IVN;
“Cu” means copper;
“CuEq” means copper equivalent grade, calculated using assumed metal prices for copper, gold and, where applicable, molybdenum;
“Entrée” means Entrée Gold Inc.;
“Entrée Earn-in Agreement” means the Equity Participation and Earn-in Agreement dated October 15, 2004 between Entrée and IVN, as amended November 9, 2004;
“Entrée Joint Venture” means the joint venture of IVN and Entrée contemplated pursuant to the Entrée Earn-in Agreement and covering the portion of the Oyu Tolgoi Project currently held by Entrée;
“g/t” means grams per tonne;
“GSC Paper 88 — 21” means the Geological Survey of Canada Paper 88-21 “A Standardized Coal Resource / Reserve Reporting System for Canada”;
“GRD Minproc” means GRD Minproc Limited;

“Hugo Dummett Deposits” means collectively, the Hugo North, the Hugo South and Hugo North Extension deposits;
“Hugo North” means the Hugo North deposit of the Oyu Tolgoi Project;
“Hugo North Extension” means the Hugo North Extension deposit of the Oyu Tolgoi Project, representing the extension of the Hugo Dummett Deposits into Entrée’s Shivée Tolgoi Property;
“Hugo South” means the Hugo South deposit of the Oyu Tolgoi Project;
“IMMI” means Ivanhoe Mines Mongolia Inc. LLC;
“Integrated Development Plan 2005” or “IDP05” means a report on the development of the Oyu Tolgoi Project prepared by a group of independent engineering companies in October 2005;
“Investment Agreement” means a comprehensive agreement with the Government of Mongolia that addresses the development and operation of the Oyu Tolgoi Project, including taxation rates, cross-border import/export arrangements, supply of power, labour, land use and water rights;
“Ivanhoe Australia” means Ivanhoe Australia Limited;
“IVN” means Ivanhoe Mines Ltd;
“IVN Group” means, collectively, IVN and its subsidiaries or a group of subsidiaries, as the context requires;
“km” means kilometres;
“km2” means square kilometres;
“lb” means pound;
“m” means metres;
“Major Drilling Mongolia” means Major Drilling Mongolia LLC;
“Mamahak Coal Project” means SouthGobi’s coal exploration and development project in East Kalimantan, Indonesia;
“Mamahak Joint Venture” means the joint venture of SouthGobi and Score Resources Ltd. covering the Mamahak Project;
“MEL” means Mongolian mineral exploration licence;
“Mo” means molybdenum;
“MCM Concession” means one of four mining concessions, located approximately 30 kilometres from the Mahakam River in East Kalimantan, Indonesia, in which the Mamahak Joint Venture has obtained rights;
“NI 43-101” means National Instrument 43-101 of the Canadian Securities Administrators;
“Norwest” means Norwest Corporation of Salt Lake City, Utah, U.S.A.;
“OT Technical Committee” means a joint technical committee established between Rio Tinto and IVN for the development of the Oyu Tolgoi Project;
“Ovoot Tolgoi” means the location known as Ovoot Tolgoi (formerly Nariin Sukhait) in southern Mongolia;

“Ovoot Tolgoi Coal Mine” means SouthGobi’s coal mine at Ovoot Tolgoi which includes the West Field and South-East Field;
“Ovoot Tolgoi Mining Licence” means licence no. 12726A covering an area of approximately 9,300 ha encompassing the areas of the West Field and the South-East Field;
“Ovoot Tolgoi Technical Report” means a technical report on the Ovoot Tolgoi Coal Mine dated March 29, 2009, prepared by Stephen Torr, P. Geo and Gene Wusaty P. Eng;
“Oyu Tolgoi Project” means IVN’s copper and gold exploration and development project located at Oyu Tolgoi in Mongolia;
“Oyu Tolgoi Technical Report” means a Technical Report on the Oyu Tolgoi Project dated March 2008 prepared by GRD Minproc;
“oz” means ounce;
“ppm” means parts per million;
“Preferred Shares” means preferred shares in the capital of IVN;
“Rio Tinto” means Rio Tinto Plc.;
“Rio Tinto Credit Agreement” means the agreement between IVN and a wholly-owned subsidiary of Rio Tinto to establish a convertible credit facility to finance ongoing mine development of the Oyu Tolgoi Project, as further described in “GENERAL DEVELOPMENT OF THE BUSINESS — Three Year History - 2007”;
“Rio Tinto Transaction” means the transaction between IVN and Rio Tinto to establish a strategic partnership for the development of the Oyu Tolgoi Project, as further described in “GENERAL DEVELOPMENT OF THE BUSINESS — Three Year History — 2006”;
“Sapphire” means Sapphire Geo Ltd.;
“Savage River Project” means the Savage River iron ore project located in Tasmania, Australia;
“South-East Field” means the area of a coal deposit delineated and identified as the South-East Field in the Ovoot Tolgoi Coal Mine;
“Southern Oyu Deposits” means collectively, the South Oyu, Southwest Oyu, Central Oyu and Wedge deposits of the Oyu Tolgoi Project;
“SouthGobi” means SouthGobi Energy Resources Ltd. (formerly Asia Gold Corp.);
“Southgobi sands” means Southgobi sands LLC, a Mongolian registered company that holds the licenses and permits relating to the Ovoot Tolgoi Coal Mine;
“TAG” means The Americas Group of Lakewood, Colorado, U.S.A.;
“Tanan Drilling” means Tanan Impex Drilling LLC;
“tpd” means tonnes per day;
“tpy” means tonnes per year;
“Underground” means the part of the Ovoot Tolgoi Coal Mine comprising the underground coal resources of the West Field; and
“West Field” means the area of a coal deposit delineated and identified as the West Field in the Ovoot Tolgoi Coal Mine.

Conversion Factors
For ease of reference, the following conversion factors are provided:

Imperial Measure =	Metric Unit	Metric Unit =	Imperial Measure
2.47 acres	1 hectare	0.4047 hectares	1 acre
3.28 feet	1 m	0.3048 m	1 foot
0.62 miles	1 km	1.609 km	1 mile
0.032 ounces (troy)	1 gram	31.1 grams	1 ounce (troy)
2.205 pounds	1 kilogram	0.454 kilograms	1 pound
1.102 tons (short)	1 tonne	0.907 tonnes	1 ton
0.029 ounces (troy)/ton	1 gram/tonne	34.28 grams/tonne	1 ounce (troy)/ton
Glossary of Geological and Mining Terms
anomaly: a departure from the norm which may indicate the presence of mineralization in the underlying bedrock.
assay: the chemical analysis of an ore, mineral or concentrate of metal to determine the amount of valuable species.
chalcocite: a form of copper mineral ore that generally contains a high copper content.
chalcopyrite: a form of copper mineral ore that generally contains a low copper content.
concentrate: a product containing valuable metal from which most of the waste material in the ore has been eliminated.
concentrator: a plant for recovery of valuable minerals from ore in the form of concentrate. The concentrate must then be treated in some other type of plant, such as a smelter, to effect recovery of the pure metal.
covellite: a supergene mineral found in copper deposits; a source of copper.
cut-off grade: the lowest grade of mineral resources considered economic; used in the calculation of reserves and resources in a given deposit.
dyke: a tabular igneous intrusion that cuts across the bedding or foliation of the country rock.
fault: a fracture in rock along which the adjacent rock surfaces are differentially displaced.
feasibility study: a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.
flotation: a milling process by which some mineral particles are induced to become attached to bubbles of froth and float, and others to sink, so that the valuable minerals are concentrated and separated from the gangue.
gangue: valueless rock or mineral material in ore.

hypogene: primary mineralization formed by mineralizing solutions emanating up from a deep magnetic source.
HQ: diamond drilling equipment that produces a 63.5 millimetre core diameter.
indicated mineral resource: that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
inferred mineral resource: that part of a mineral resource for which the quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
intrusive: rock which while molten, penetrated into or between other rocks but solidified before reaching the surface.
IP: induced polarization.
kriging: A weighted, moving-average interpolation method in which the set of weights assigned to samples minimizes the estimation variance, which is computed as a function of the variogram model and locations of the samples relative to each other, and to the point or block being estimated.
leach: to dissolve minerals or metals out of ore with chemicals.
measured mineral resource: that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
mineral reserve: the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, and economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. An ore reserve includes diluting materials and allowances for losses that may occur when the material is mined.
mineral resource (deposit): a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource (deposit) are known, estimated or interpreted from specific geological evidence and knowledge.
NQ: diamond drilling equipment that produces a 47.5 millimetre core diameter.
porphyry: any igneous rock in which relatively large, conspicuous crystals (called phenocrysts) are set in a fine-grained ground mass.

preliminary assessment: a study that includes an economic analysis of the potential viability of mineral resources taken at an early stage of the project prior to the completion of a preliminary feasibility study.
preliminary feasibility study and pre-feasibility study: a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental factors and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.
probable reserve: the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
proven reserve: the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
PQ: diamond drilling equipment that produces an 85 millimetre core diameter.
qualified person: an individual who: (a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation, or mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project; and (c) is a member in good standing of a professional association as defined by National Instrument 43-101 of the Canadian Securities Administrators.
QMD or quartz monzodiorite: plutonic rock containing quartz, alkali feldspars, plagioclase feldspars and feldspathoid minerals.
RC: reverse circulation.
seam: A stratum or bed of coal or other mineral; generally applied to large deposits of coal.
splits: The division of a bed of coal into two or more horizontal sections by intervening rock strata.
stock: an irregular, metalliferous mass in a rock formation.
strike: the direction, or course or bearing, of a vein or rock formation measured on a level surface.
sulphides: compounds of sulphur with other metallic elements.
supergene: ore minerals that have been formed by the effects (usually oxidization and secondary sulphide enrichment) of descending ground water.

CORPORATE STRUCTURE
Name, Address and Incorporation
IVN was incorporated under the Company Act (British Columbia) on January 25, 1994 under the name 463212 B.C. Ltd. In February 1994, IVN changed its name to Indochina Goldfields Ltd. In March 1994, IVN increased its authorized capital from 10,000 Common Shares without par value to 100,000,000 Common Shares without par value and created 100,000,000 Preferred Shares without par value. In February 1995, IVN was continued under the Business Corporations Act (Yukon). In July 1997, IVN increased its authorized capital to an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares without par value. In June 1999, IVN changed its name to Ivanhoe Mines Ltd.
IVN’s North American headquarters are located at 654 — 999 Canada Place, Vancouver, British Columbia, Canada, V6C 3E1. IVN’s Asian headquarters are located at 150 Beach Road, #25-03 The Gateway West, Singapore, 189720. IVN’s registered office is located at 300 — 204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9.
Intercorporate Relationships
The following sets forth the name and jurisdiction of incorporation of IVN’s principal subsidiaries and the ownership interest of IVN in each of them.

Name of Subsidiary	Jurisdiction of Incorporation	IVN Ownership Interest
Ivanhoe Mines Delaware Holdings, LLC	Delaware	100%
Ivanhoe Mines Aruba Holdings LLC	Aruba	100%
Ivanhoe Oyu Tolgoi (BVI) Ltd. (formerly Ivanhoe Mines Mongolia Inc.)	British Virgin Islands	100%
Ivanhoe Mines Mongolia Inc. LLC	Mongolia	100%
SouthGobi Energy Resources Ltd.(1)	British Columbia	80.19%
SGQ Coal Investment Pte. Ltd. (1)	Singapore	— (1)
Southgobi sands LLC(1)	Mongolia	— (1)
Ivanhoe Australia Limited(2)	Australia	82.88%

(1)	As of December 31, 2008, SouthGobi is beneficially owned as to approximately 80.19% by IVN. Each of SGQ Coal Investment Pte. Ltd. and Southgobi sands LLC is a direct or indirect wholly-owned subsidiary of SouthGobi.

(2)	As of December 31, 2008, Ivanhoe Australia is beneficially owned as to approximately 82.88% by IVN

GENERAL DEVELOPMENT OF THE BUSINESS
Overview
IVN is an international mineral exploration and development company. The IVN Group’s principal mineral resource property is the Oyu Tolgoi Project, located in Mongolia. The IVN Group also holds interests in several other mineral resource projects in the Asia Pacific region, including the Ovoot Tolgoi Coal Mine, located in Mongolia, the Cloncurry Project, located in Queensland, Australia and the Bakyrchik gold project, located in Kazakhstan.
Three Year History
Throughout the period from 2006 to the date of this Annual Information Form, IVN focused substantial time and effort on the further development of its Mongolian properties, including in particular the Oyu Tolgoi Project.
     2006
In January 2006, GRD Minproc completed a reserve estimate for the Southern Oyu Deposits upgrading the measured and indicated resources to the proven and probable reserve categories. GRD Minproc estimated 930 million tonnes of proven and probable reserves grading 0.5% copper and 0.36 g/t gold.
In February 2006, Norwest completed an updated coal resource estimate for the Ovoot Tolgoi Coal Mine which reported measured and indicated resources of 123.9 million tonnes and inferred resources of 33.7 million tonnes.
In February 2006, an updated independent resource estimate on the Oyu Tolgoi Project was completed, adding inferred resources from Hugo North and Hugo North Extension, and reporting measured and indicated resources (inclusive of reported reserves) of 1.15 billion tonnes grading 1.27% copper and 0.48 g/t gold at a 0.60% copper equivalent cut-off grade and inferred resources of 1.44 billion tonnes grading 1.11% copper and 0.28 g/t gold at the same cut-off.
In April 2006, IVN completed an underwritten public offering which, including the exercise of an over-allotment option, consisted of 18,400,000 Common Shares at a price of Cdn.$10.28 per Common Share, for gross proceeds of Cdn.$189,152,000.
In July 2006, IVN entered into definitive agreements with SouthGobi for the Coal Transaction, pursuant to which, IVN agreed to sell to SouthGobi all of the coal assets of IVN, including the Ovoot Tolgoi Coal Mine, in consideration for the issuance of 82,576,383 common shares of SouthGobi, which would, when combined with existing shareholdings, give IVN ownership of approximately 90% of SouthGobi’s issued and outstanding shares. The Coal Transaction was approved by the shareholders of SouthGobi in August 2006. In connection with the transaction, IVN also provided SouthGobi with an interim credit facility of up to $10,000,000, with an option to increase such funding to $15,000,000 by mutual agreement.
In October 2006, IVN and a wholly-owned subsidiary of Rio Tinto completed the Rio Tinto Transaction, which transaction established a strategic partnership for the development of the Oyu Tolgoi Project. Pursuant to the Rio Tinto Transaction, Rio Tinto subscribed for 37.1 million Common Shares of IVN at a price of $8.18 per share, for gross proceeds of approximately $303 million and agreed to subscribe for an additional 46.3 million shares at a price of $8.38 per share, for gross proceeds of approximately $388 million, upon the completion of certain conditions precedent, including completion of an Investment Agreement. IVN also issued to Rio Tinto two tranches of approximately 46 million warrants entitling Rio Tinto to subscribe for Common Shares of IVN at prices between $8.38 and $9.02. The agreement governing the terms of the Rio

Tinto Transaction also restricted Rio Tinto from acquiring more than 40% of IVN’s outstanding Common Shares. Pursuant to the Rio Tinto Transaction, the parties established the OT Technical Committee and Rio Tinto agreed to provide the technical services of Rio Tinto on a cost-recovery basis for the development of the project, and Rio Tinto became entitled to representation on IVN’s board of directors.
2007
In May 2007 IVN and SouthGobi completed the Coal Transaction, and SouthGobi issued 57,000,000 common shares and 25,576,383 preferred shares (each convertible into a SouthGobi common share) to IVN in consideration for the transfer to SouthGobi of the IVN coal assets. As a result of the transaction, SouthGobi became a majority-owned, publicly traded IVN subsidiary.
During 2007, an initial draft Investment Agreement was negotiated by IVN and Rio Tinto with the Government of Mongolia. While this draft agreement was reviewed by a Parliamentary standing committee in late 2007, it subsequently was withdrawn by the Government for review and evaluation by an independent international expert.
In October 2007, IVN and a wholly-owned subsidiary of Rio Tinto entered into the Rio Tinto Credit Agreement, pursuant to which IVN obtained a convertible credit facility of up to $350 million to finance ongoing mine development activities at the Oyu Tolgoi Project pending the finalization of an Investment Agreement with the Government of Mongolia. Amounts owing under the facility bear interest at the rate of LIBOR plus 3.3% and the loan matures on September 12, 2010. The principal amount drawn on the loan plus up to $108 million in interest are automatically convertible into Common Shares at maturity (or earlier at the option of Rio Tinto) at a deemed price of $10 per share, for an aggregate of up to 45.8 million Common Shares. In addition, IVN issued to Rio Tinto share purchase warrants to purchase up to 35 million Common Shares at a price of $10 per share for a period of five years. The warrants may be exercised on a basis proportionate to the amount of funds drawn down under the Credit Agreement. As at the date of this Annual Information Form, IVN had drawn down all $350 million from the facility. In connection with the completion of the Rio Tinto Credit Agreement, IVN and Rio Tinto also agreed to amend certain terms of the Rio Tinto Transaction. Rio Tinto now has the right to appoint the Chairman of the Technical Committee overseeing development and operation of the Oyu Tolgoi project in 2009 rather than in 2011 and Rio Tinto’s maximum permitted shareholding in IVN increased to 46.65% from 40%.
2008
In January 2008, SouthGobi completed three equity private placement financings to raise a total of Cdn.$117.9 million. The first placement was for 10 million common shares at Cdn.$8.00 per share, while the second and third placements were for 3.5 million common shares and 711,111 common shares, respectively, each at Cdn.$9.00 per share. Concurrent with these financings, IVN converted 25,576,383 preferred shares of SouthGobi, the total sum of preferred shares held by IVN, into common shares of SouthGobi on a one-for-one basis. IVN also converted approximately Cdn.$30 million of debt into 14,709,071 common shares of SouthGobi at a conversion rate of Cdn.$2.09 per share. The conversion terms for preferred shares and the debt were established pursuant in the Coal Transaction.
In January 2008, IVN announced that it had completed an estimate of inferred resources at the Heruga Deposit, a newly discovered deposit of the Oyu Tolgoi Project located on lands covered by the Entrée Joint Venture. IVN reported inferred resources of 760 million tonnes grading 0.48% copper, 0.55g/t gold and 142 ppm molybdenum, using a 0.60% copper equivalent cut-off grade.
Effective April 2008, SouthGobi received government approval to mine coal at the Ovoot Tolgoi Coal Mine and subsequently commenced mining and stockpiling coal from the West Field.

In May 2008, IVN completed the sale of its controlling stake in Jinshan Gold Mines Inc. (“Jinshan”) to China National Gold Group Hong Kong Ltd. (“China National”). China National purchased IVN’s entire holding of 67,520,000 common shares of Jinshan at a price of Cdn.$3.1115 per share and a Jinshan promissory note in the principal amount of Cdn.$7,500,000, for an aggregate purchase price of approximately Cdn.$216.7 million.
In June 2008, IVN notified Entrée that it completed $35 million in expenditures on the property covered by the Entrée Joint Venture, and had thereby earned an 80% interest in minerals below 560 m and a 70% interest on minerals above that threshold.
In August 2008, IVN announced the successful completion of Ivanhoe Australia’s A$125 million initial public offering. Ivanhoe Australia sold 62.5 million shares at a price of A$2 per share and began trading on the Australian Stock Exchange under the symbol “IVA”. The offering raised capital for the ongoing exploration and development of the Cloncurry Project.
In September 2008, IVN received $47.0 million from Rio Tinto for the purchase of large equipment to be used in the construction of the Oyu Tolgoi Project in Mongolia, representing the first tranche of funds paid under a purchase and sale agreement entered into in August 2008. The agreement provided for Rio Tinto to purchase certain Oyu Tolgoi Project equipment already acquired or on order by IVN pending the successful completion of negotiations with the Government of Mongolia for an Investment Agreement. IVN received a further $74.5 million in November 2008, as part of the purchase and sale agreement, bringing the aggregate amount received from the sale of the equipment to approximately $121.5 million. IVN will use these funds for future development of the Oyu Tolgoi Project. Under the terms of the transaction, Rio Tinto can require IVN to re-purchase the equipment if an acceptable Investment Agreement is reached with the Government of Mongolia. IVN also has a right of first refusal to re-purchase the equipment if Rio Tinto intends to deploy the equipment elsewhere or sell it to a third party.
During October 2008, IVN purchased 1.0 million common shares and 3.4 million special warrants of Ivanhoe Nickel & Platinum Ltd. (“Ivanplats”) from two asset management firms for consideration of 2.2 million common shares of IVN. Ivanplats is a private company and is related to IVN by certain directors in common. Additionally, IVN and Ivanplats are both parties, amongst others, to an office expense cost sharing agreement.
2009 to date
In January 2009, IVN and Rio Tinto re-started negotiations for an Investment Agreement with a new Government working group and, in February 2009, completed a draft Investment Agreement. In March, the draft agreement was introduced into Parliament for review in an extraordinary winter session to address budgetary measures related to the international financial crisis, and also the anticipated Investment Agreement for the Oyu Tolgoi Project.
On March 13, after an initial review of the Oyu Tolgoi Investment Agreement by the Parliament’s Standing Committee on Economics, the Parliament announced that the extension of the winter session would adjourn and that further discussion regarding the Investment Agreement would resume during the regular spring session in early April. A news release issued by the Parliament’s press office stated, in part, that resumption of the review of the Investment Agreement would be placed “at the top of the government’s action agenda to help ensure that new investment is directed to Mongolia and new jobs are created for Mongolians to help our economy weather the present international financial crisis.”
The Parliament’s press statement noted that the Standing Committee on Economics had made significant progress in reviewing the agreement and that Members of Parliament had requested that a number of points be clarified. A working group formed to address the issues was directed to continue its review during the break between the parliamentary sessions.

In January 2009, SouthGobi announced that it had received government approval to begin surface coal mining at the Mamahak Coal Project in East Kalimantan, Indonesia, which could begin later in 2009. SouthGobi also increased its working interest in the Mamahak Joint Venture from 56% to 85%.
In February 2009, SouthGobi announced that it had received an initial independent resource estimate for the Mamahak Coal Project. The South-West and East resource blocks on the MCM concession contained measured plus indicated coal resources of 12.2 million tonnes, with an additional inferred coal resource of 5.2 million tonnes. The estimates were prepared by PT SMG Consultants of Jakarta Indonesia and were based on 220 drill holes completed between March 2008 and November 2008.
Outlook
IVN and Rio Tinto are continuing their cooperation with the Mongolian government working group pending the reconvening of Parliament to prepare additional information to facilitate an early approval of the draft Investment Agreement by the Parliament. IVN and Rio Tinto also are continuing to assess the implications for the Oyu Tolgoi Project and its development schedule as a result of the delays in approval that have been experienced in Mongolia, the sharp declines in commodity prices and continuing uncertainty in international financial markets.
Risk Factors
IVN is subject to a number of risks due to the nature of the industry in which it operates, the present state of development of its business and the foreign jurisdictions in which it carries on business. The following is a description of some of the risks and uncertainties to which IVN is subject. Some of the following statements are forward-looking and actual results may differ materially from the results anticipated in these forward-looking statements. Please refer to the section entitled “Forward-Looking Information” in this Annual Information Form.
     IVN may be unsuccessful in completing an Investment Agreement with the Government of Mongolia.
Although there is no legal requirement that IVN obtain an Investment Agreement from the Mongolian Government before commencing development and mining operations at the Oyu Tolgoi Project, IVN believes that entering into a mutually satisfactory Investment Agreement with the Mongolian Government is of fundamental importance to the viability of the Oyu Tolgoi Project. An acceptable Investment Agreement is a prerequisite to Rio Tinto’s obligations to make an additional equity investment in IVN. Although IVN and Rio Tinto recently completed a mutually acceptable draft Investment Agreement with a working group appointed by the Mongolian Government which was reviewed and approved in principle by the Cabinet and the National Security Council, the draft Investment Agreement remains subject to review and approval by the Mongolian Parliament before it can become effective. There is no assurance that any approval will be forthcoming in the short term or at all as political developments and unanticipated actions within Parliament may impact the scope and terms of the draft Investment Agreement. Moreover, some risk exists that additional changes to the Minerals Law may be considered necessary by Parliament before it returns to its review of the draft agreement. If the Government seeks to impose terms and conditions that would have a significantly adverse impact on the economic viability of the Oyu Tolgoi Project or if it fails to act upon approving the Investment Agreement in a timely manner, it could effectively prevent IVN from successfully concluding an Investment Agreement that is necessary for development of the Oyu Tolgoi deposit. Failure to obtain an Investment Agreement on mutually acceptable terms approved by the Mongolian Parliament is likely to have a significant adverse effect on the development of the Oyu Tolgoi Project and IVN itself.

IVN’s ability to carry on business in Mongolia is subject to political risk.
IVN holds its interest in each of its Mongolian mineral exploration and development projects indirectly through mining licences and exploration licences that enable it to conduct operations or development and exploration activities. However, IVN’s ability to conduct exploration and development activities may be subject to changes in legislation or government regulations or changes in political attitudes within Mongolia.
Government policy may change to discourage foreign investment, mining projects may be nationalized or other government limitations, restrictions or requirements not currently foreseen may be implemented. There can be no assurance that IVN’s assets will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by any authority or body.
There is no assurance that provisions under Mongolian law for compensation and reimbursement of losses to investors under such circumstances would be effective to restore the full value of IVN’s original investment or to compensate for the loss of the current value of the Mongolian projects. Similarly, IVN’s operations may be affected in varying degrees by, among other things, government regulations with respect to restrictions on production, price controls, export controls, income taxes, environmental legislation, mine safety and annual fees to maintain mineral licences in good standing. There can be no assurance that Mongolian laws protecting foreign investments will not be amended or abolished or that existing laws will be enforced or interpreted to provide adequate protection against any or all of the risks described above.
There can be no assurance that IVN will be capable of raising the additional funding that it needs to carry out its development and exploration objectives.
Carrying out the development and exploration of the Oyu Tolgoi Project and the various other mineral properties in which IVN holds interests depends upon IVN’s ability to obtain financing through capital markets, sales of non-core assets or other means. IVN expects to be able to meet short-term cash requirements for development of the Oyu Tolgoi Project and IVN’s other projects from its existing financial resources, but these funds will not be sufficient to meet all anticipated development expenditure requirements. The equity investment entitlements and obligations of Rio Tinto pursuant to the Rio Tinto Transaction may, if consummated in their entirety, account for a significant portion of the development cost of the Oyu Tolgoi Project, but will be insufficient to fund the entire development cost and, in any case, there is no assurance that IVN will meet the conditions necessary to trigger Rio Tinto’s additional equity investment obligations or that Rio Tinto will fully exercise its share purchase warrants and other rights to subscribe for additional Common Shares. In particular, Rio Tinto’s obligation to complete the second tranche private placement is subject to IVN obtaining an Investment Agreement on terms acceptable to Rio Tinto. Until an Investment Agreement with the Government of Mongolia is actually finalized, approved and executed, it is not possible to predict if IVN will be successful in negotiating and obtaining an Investment Agreement that is acceptable to Rio Tinto. Even if Rio Tinto completes its second tranche private placement under the Rio Tinto Transaction, it is permitted under the terms of the Rio Tinto Credit Agreement, to elect to apply the subscription proceeds from the second tranche private placement to the repayment of the principal and interest outstanding under the Rio Tinto Credit Agreement. Rio Tinto’s share purchase warrants are exercisable at the discretion of Rio Tinto, and IVN has no ability to compel the exercise of those warrants. If the second tranche private placement is not completed (or is completed, but the proceeds from it are applied to repay the amounts outstanding under the Rio Tinto Credit Agreement) and/or Rio Tinto’s share purchase warrants are not exercised, IVN may be unable to obtain financing from other sources necessary for development of the Oyu Tolgoi Project, on favourable terms or at all. Even if Rio Tinto completes the maximum equity investment contemplated by the Rio Tinto Transaction, IVN will need to obtain additional sources of capital to complete the development of the Oyu Tolgoi Project and to advance the development of other mineral properties. Depressed markets for precious and base metals may make it difficult or impossible for IVN to obtain debt financing or equity financing. IVN operates in a region of the world that is prone to economic and political upheaval and instability, which may make it more difficult for IVN to obtain debt financing from project lenders. Failure to obtain additional financing on a timely basis may cause IVN to postpone its development plans, forfeit rights in some or all of its properties or joint ventures or reduce or terminate some or all of its operations.
If IVN is required to access credit markets to carry out its exploration and development objectives, the recent market events and conditions, including disruptions in the Canadian, United States and international credit markets and other financial systems and the deterioration of the Canadian, United States and global economic conditions, could, among other things, impede access to capital or increase the cost of capital, which would have an adverse effect on the IVN’s ability to fund its working capital and other capital requirements. In 2007 and into 2008, the U.S. credit markets began to experience serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage-backed securities. These conditions continued and worsened in 2008 and early 2009, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks and other financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and other governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators, including employment levels, announced corporate earnings, economic growth and consumer confidence have deteriorated. These unprecedented disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies, particularly resource companies. These disruptions could, among other things, make it more difficult for IVN to obtain, or increase its cost of obtaining, capital and financing for its operations. IVN’s access to additional capital may not be available on terms acceptable to IVN or at all.
Lack of infrastructure in proximity to IVN’s material properties could adversely affect mining feasibility.
The Oyu Tolgoi Project is located in an extremely remote area in the South Gobi Region of Mongolia, which currently lacks basic infrastructure, including sources of electric power, water, housing, food and transport, necessary to develop and operate a major mining project. While IVN has established the limited infrastructure necessary to conduct its current exploration and development activities, substantially greater sources of power, water, physical plant and transportation infrastructure in the area will need to be established before IVN can conduct mining operations. Lack of availability of the means and inputs necessary to establish such infrastructure may adversely affect mining feasibility. Establishing such infrastructure will, in any event, require significant financing, identification of adequate sources of raw materials and supplies and necessary approvals from national and regional governments, none of which can be assured. The Ovoot Tolgoi Coal Mine is similarly located in a remote area of southern Mongolia.
The resource and reserve estimates for the IVN Group’s projects disclosed in this Annual Information Form are estimates only and are subject to change based on a variety of factors, some of which are beyond the IVN Group’s control. The IVN Group’s actual production, revenues and capital expenditures may differ materially from these estimates.
The estimates of reserves and resources disclosed in this Annual Information Form, including the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized, are estimates and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of metals or increases in the costs to recover metals from the IVN Group’s mining projects may render the mining of ore reserves uneconomical and materially adversely affect IVN’s operations. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period.
Prolonged declines in the market price of metals may render reserves containing relatively lower grades of mineralization uneconomic to exploit and could reduce materially the IVN Group’s reserves and resources. Should such reductions occur, material write downs of IVN’s investment in mining properties or the discontinuation of development or production might be required, and there could be material delays in the development of new projects, increased net losses and reduced cash flow. The estimates of mineral reserves and resources attributable to a specific property are based on accepted engineering and evaluation principles. The estimated amount of contained metals in proven and probable mineral reserves does not necessarily represent an estimate of a fair market value of the evaluated properties.
There are numerous uncertainties inherent in estimating quantities of mineral reserves and resources. The estimates in this Annual Information Form are based on various assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates.
Mining projects are sensitive to the volatility of metal prices.
The long-term viability of the Oyu Tolgoi Project depends in large part on the world market prices of copper and gold. The market prices for these metals are volatile and are affected by numerous factors beyond IVN’s control. These factors include international economic and political trends, expectations of inflation, global and regional demand, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities, increased production due to improved mining and production methods and economic events, including the performance of Asia’s economies.
The aggregate effect of these factors on metals prices is impossible to predict. Should prevailing metal prices remain depressed or below variable production costs of IVN’s current and planned mining operations for an extended period, losses may be sustained and, under certain circumstances, there may be a curtailment or suspension of some or all of IVN’s mining, development and exploration activities. IVN would also have to assess the economic impact of any sustained lower metal prices on recoverability and, therefore, the cut-off grade and level of IVN’s reserves and resources. These factors could have an adverse impact on IVN’s future cash flows, earnings, results of operations, stated reserves and financial condition.
The following table sets forth for the periods indicated (1) the London Metals Exchange’s high, low and average settlement prices for copper in U.S. dollars per pound and (2) the high, low and average London afternoon fixing prices for gold.

	Copper			Gold
Year	High	Low	Average	High	Low	Average
2004	$1.49	$1.06	$1.30	$454	$375	$409
2005	$2.11	$1.39	$1.67	$536	$411	$444
2006	$3.99	$2.06	$3.05	$725	$524	$604
2007	$3.77	$2.37	$3.23	$841	$604	$695
2008	$4.08	$1.26	$3.15	$1,011	$713	$872

IVN’s business in Mongolia may be subject to legal risk.
The legal framework in Mongolia is, in many instances, based on recent political reforms or newly enacted legislation, which may not be consistent with long-standing local conventions and customs. As a result, there may be ambiguities, inconsistencies and anomalies in the agreements, licences and title documents upon which IVN holds its interests in Mongolia, or the underlying legislation upon which those interests are based, which are atypical of more developed legal systems and which may affect the interpretation and enforcement of IVN’s rights and obligations. Local institutions and bureaucracies responsible for administrating laws may lack a proper understanding of the laws or the experience necessary to apply them in a modern business context. Many laws have been enacted, but in many instances they are neither understood nor enforced and may be applied in an inconsistent, arbitrary and unfair manner, while legal remedies may be uncertain, delayed or unavailable. For decades Mongolians have looked to politicians and bureaucrats as the sources of the “law”. This has changed in theory, but often not in practice. With respect to most day-to-day activities in Mongolia government civil servants interpret, and often effectively make, the law. This situation is gradually changing but at a relatively slow pace. Accordingly, while IVN believes that it has taken the legal steps necessary to obtain and hold its property and other interests in Mongolia, there can be no guarantee that such steps will be sufficient to preserve those interests.
Recent and future amendments to Mongolian laws could adversely affect IVN’s mining rights in the Oyu Tolgoi Project or make it more difficult or expensive to develop the project and carry out mining.
In 2006, Mongolia implemented revisions to the Minerals Law. These revisions continue to preserve the substance of the original Minerals Law, which was drafted with the assistance of Western legal experts and was widely regarded as progressive, internally consistent and effective legislation, but the revisions have also increased the potential for political interference and weakened the rights of mineral holders in Mongolia. A number of the provisions will require further clarification from the Government about the manner in which the Government intends to interpret and apply the relevant law, which could have a significant effect on IVN’s Mongolian properties, including the Oyu Tolgoi Project in particular. In addition, members of Parliament in Mongolia have recently stated that they may consider additional amendments to the Minerals Law.
The Mongolian government has, in the past, expressed its strong desire to foster, and has to date protected the development of, an enabling environment for foreign investment. However, there are political constituencies within Mongolia that have espoused ideas that would not be regarded by the international mining industry as conducive to foreign investment if they were to become law or official government policy. At present, IVN has no reason to believe that the government of Mongolia intends to sponsor or that Parliament intends to enact amendments to the Minerals Law or other legislation that would be materially adverse to the interests of international investors in Mongolia’s mining sector, including those of IVN. Nevertheless, the Oyu Tolgoi Project has a high profile among the citizens of Mongolia and, as a burgeoning democracy, Mongolia has recently demonstrated a degree of political volatility. Accordingly, until these issues are addressed and clarified, there can be no assurance that the present government or a future government will refrain from enacting legislation or adopting government policies that are adverse to IVN’s interests or that impair IVN’s ability to develop and operate the Oyu Tolgoi Project on the basis presently contemplated.

IVN may experience difficulties with its joint venture partners.
A portion of the Oyu Tolgoi Project property is held by Entrée and subject to the Entrée Joint Venture. IVN is subject to the risks normally associated with the conduct of joint ventures, which include disagreements as to how to develop, operate and finance a project and possible litigation between the participants regarding joint venture matters. If any such risks are realized, it may have an adverse effect on IVN’s ability to obtain the full economic benefit of its interest in the property that is the subject of the joint venture, which could affect its results of operations and financial condition.
IVN may be unable to enforce its legal rights in certain circumstances.
In the event of a dispute arising at or in respect of, IVN’s foreign operations, including the Oyu Tolgoi Project, IVN may be subject to the exclusive jurisdiction of local courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada or other jurisdictions. IVN may also be hindered or prevented from enforcing its rights with respect to a governmental entity or instrumentality because of the doctrine of sovereign immunity.
Changes in, or more aggressive enforcement of, laws and regulations could adversely impact IVN’s business.
Mining operations and exploration activities are subject to extensive laws and regulations. These relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response and other matters.
Compliance with these laws and regulations increases the costs of exploring, drilling, developing, constructing, operating and closing mines and other facilities. It is possible that the costs, delays and other effects associated with these laws and regulations may impact IVN’s decision as to whether to continue to operate in a particular jurisdiction or whether to proceed with exploration or development of properties. Since legal requirements change frequently, are subject to interpretation and may be enforced to varying degrees in practice, IVN is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, changes in governments, regulations and policies and practices could have an adverse impact on IVN’s future cash flows, earnings, results of operations and financial condition.
IVN is subject to substantial environmental and other regulatory requirements and such regulations are becoming more stringent. Non-compliance with such regulations, either through current or future operations or a pre-existing condition could materially adversely affect IVN.
All phases of IVN’s operations are subject to environmental regulations in the various jurisdictions in which it operates. For example, the Oyu Tolgoi Project is subject to a requirement to prepare an environmental impact assessment, as well as other environmental protection obligations. Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect IVN’s operations. Environmental hazards may exist on the properties in which the IVN Group holds interests which are presently unknown to IVN and which have been caused by previous or existing third party owners or operators of the properties.
Government approvals and permits are often required in connection with various aspects of IVN’s operations. To the extent such approvals are required and not obtained, IVN may be delayed or prevented from proceeding with planned exploration or development of its mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.
Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on IVN and cause increases in capital expenditures or production costs or reductions in levels of production at producing properties or require abandonment or delays in development of new mining properties.
Previous mining operations may have caused environmental damage at current and former IVN mining projects, and if IVN cannot prove that such damage was caused by such prior operators, its indemnities and exemptions from liability may not be effective.
IVN has received exemptions from liability from relevant governmental authorities for environmental damage caused by previous mining operations at current and former mining projects, including at the Bakyrchik gold project in Kazakhstan and the Cloncurry Project in Australia. There is a risk, however, that, if an environmental accident occurred at those sites, it may be difficult or impossible to assess the extent to which environmental damage was caused by IVN’s activities or the activities of other operators. In that event, the liability exemptions could be ineffective and possibly worthless.
The actual cost of developing the Oyu Tolgoi Project may differ significantly from IVN’s estimates and involve unexpected problems or delays.
The estimates regarding the development and operation of the Oyu Tolgoi Project are based on the IDP05. This study establishes estimates of resources, construction and development costs, operating costs and projects economic returns. These estimates are based, in part, on assumptions about future metal prices and future cost inputs, and variances in these inputs, as well as other inputs that form the basis of IDP05, may result in operating costs, construction and development costs, production and economic returns that differ significantly from those anticipated by the IDP05 and future development reports. In the case of operating costs, IDP05 derives estimates of average cash operating costs based upon, among other things:
•	anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed;

•	anticipated recovery rates of copper and gold from the ore;

•	cash operating costs of comparable facilities and equipment; and

•	anticipated climatic conditions.
There are also a number of uncertainties inherent in the development and construction of any new mine, including the Oyu Tolgoi Project. These uncertainties include:
•	the timing and cost, which can be considerable, of the construction of mining and processing facilities;

•	the availability and cost of skilled labour, power, water and transportation;

•	the availability and cost of appropriate smelting and refining arrangements;

•	the need to obtain necessary environmental and other government permits, and the timing of those permits; and

•	the availability of funds to finance construction and development activities.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as the Oyu Tolgoi Project. It is common in new mining operations to experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there is no assurance that future development activities will result in profitable mining operations.
IVN’s valuation of its investment in the commercial paper it received as a result of the ABCP settlement may not reflect actual amounts recovered in the future
IVN has valued its investment in the commercial paper resulting from the asset backed commercial paper settlement using information that is publicly available at this time. Continuing uncertainties regarding the value of the assets that underlie these investments and the amount and timing of cash flows could give rise to a further change in their fair value. There can be no assurance that IVN’s investment will be recoverable in whole, in part or at all.
IVN’s ability to obtain dividends or other distributions from its subsidiaries may be subject to restrictions imposed by law, foreign currency exchange regulations and financing arrangements.
IVN conducts its operations through subsidiaries. Its ability to obtain dividends or other distributions from its subsidiaries may be subject to restrictions on dividends or repatriation of earnings under applicable local law, monetary transfer restrictions and foreign currency exchange regulations in the jurisdictions in which the subsidiaries operate. The subsidiaries’ ability to pay dividends or make other distributions to IVN is also subject to their having sufficient funds to do so. If the subsidiaries are unable to pay dividends or make other distributions, IVN’s growth may be inhibited unless it is able to obtain additional equity or debt financing on acceptable terms. In the event of a subsidiary’s liquidation, IVN may lose all or a portion of its investment in that subsidiary.
There can be no assurance that the interest held by IVN in its exploration, development and mining properties is free from defects or that material contractual arrangements between IVN and entities owned or controlled by foreign governments will not be unilaterally altered or revoked.
IVN has investigated its rights to explore and exploit its various properties and, to the best of its knowledge, those rights are in good standing but no assurance can be given that such rights will not be revoked, or significantly altered, to the detriment of IVN. There can also be no assurance that IVN’s rights will not be challenged or impugned by third parties. IVN has also applied for rights to explore, develop and mine various properties, but there is no certainty that such rights, or any additional rights applied for, will be granted on terms satisfactory to IVN or at all.

The proceeds from the sale of the Savage River Project are dependent on iron ore prices and the remaining supply of ore at the Savage River Project.
The remaining portion of the proceeds payable to IVN from the sale of the Savage River Project are deferred, and the amount of such payments are dependent on prevailing prices for iron ore (as represented by the Nibrasco/JSM pellet price) in the year that the compensation is paid and the total tonnage of iron ore pellets sold from the Savage River Project in that year. Such prices are very volatile and in the past prices have suffered significant declines. Lower prices mean lower corresponding payments to IVN. In addition, while current reserve and resource estimates indicate that the mine will be capable of producing sufficient ore to meet the desired tonnes per year threshold for the term of deferred payments, there is no assurance that these estimates will actually bear themselves out. If insufficient ore is actually present to produce the desired threshold amount of ore, then the corresponding payments to IVN will be lower.
Competition for new mining properties by larger, more established companies may prevent IVN from acquiring interests in additional properties or mining operations.
Significant and increasing competition exists for mineral acquisition opportunities throughout the world. As a result of this competition, some of which is with large, better established mining companies with substantial capabilities and greater financial and technical resources, IVN may be unable to acquire rights to exploit additional attractive mining properties on terms it considers acceptable. Accordingly, there can be no assurance that IVN will acquire any interest in additional operations that would yield reserves or result in commercial mining operations.
There is no assurance that IVN will be capable of consistently producing positive cash flows.
IVN has paid no dividends on its Common Shares since incorporation and does not anticipate doing so in the foreseeable future. IVN has not, to date, produced positive cash flows from operations, and there can be no assurance of its ability to operate its projects profitably. While IVN may in the future generate additional working capital through the operation, development, sale or possible syndication of its properties, there is no assurance that IVN will be capable of producing positive cash flow on a consistent basis or that any such funds will be available for exploration and development programs.
A substantial portion of IVN’s operations involve exploration and development and there is no guarantee that any such activity will result in commercial production of mineral deposits.
Development of IVN’s mineral properties is contingent upon obtaining satisfactory exploration results. Mineral exploration and development involves substantial expenses and a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to adequately mitigate. There is no assurance that additional commercial quantities of ore will be discovered on any of IVN’s exploration properties. There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production. The discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit, once discovered, is also dependent upon a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. In addition, assuming discovery of a commercial ore body, depending on the type of mining operation involved, several years can elapse from the initial phase of drilling until commercial operations are commenced. Most of the above factors are beyond the control of IVN.

IVN cannot insure against all of the risks associated with mining.
Exploration, development and production operations on mineral properties involve numerous risks and hazards, including:
•	rock bursts, slides, fires, earthquakes or other adverse environmental occurrences;

•	industrial accidents;

•	labour disputes;

•	political and social instability;

•	technical difficulties due to unusual or unexpected geological formations;

•	failures of pit walls; and

•	flooding and periodic interruptions due to inclement or hazardous weather condition.
These risks can result in, among other things:
•	damage to, and destruction of, mineral properties or production facilities;

•	personal injury;

•	environmental damage;

•	delays in mining;

•	monetary losses; and

•	legal liability.
It is not always possible to obtain insurance against all such risks and IVN may decide not to insure against certain risks as a result of high premiums or other reasons. The incurrence of an event that is not fully covered, or covered at all, by insurance, could have a material adverse effect on IVN’s financial conditions, results of operations and cash flows and could lead to a decline in the value of the securities of IVN. IVN does not maintain insurance against political or environmental risks.
As a result of the rights to acquire Common Shares and other rights granted to Rio Tinto pursuant to the Rio Tinto Transaction and the Rio Tinto Credit Agreement, Rio Tinto has the ability to significantly influence the business and affairs of IVN.
Rio Tinto’s original subscription for Common Shares pursuant to the Rio Tinto Transaction and the various rights granted to Rio Tinto to acquire additional Common Shares through the second tranche private placement, the exercise of share purchase warrants and the right to convert the indebtedness outstanding under the Rio Tinto Credit Agreement will give Rio Tinto the voting power to significantly influence the policies, business and affairs of IVN and the outcome of any significant corporate transaction or other matter, including a merger, business combination or a sale of all, or substantially all, of IVN’s assets. Subject to certain limited exceptions, Rio Tinto also has a right of first refusal with respect to any proposed disposition by IVN of an interest in the Oyu Tolgoi Project. Rio Tinto’s share position in IVN and its right of first refusal with respect to the Oyu Tolgoi Project may have the effect of delaying, deterring or preventing a transaction involving a change of control of IVN in favour of a third party that otherwise could result in a premium in the market price of the Common Shares in the future.
Rio Tinto will also be able to significantly influence the management, development and operation of the Oyu Tolgoi Project through its representatives on the OT Technical Committee, established to manage the Oyu

Tolgoi Project. Provided Rio Tinto maintains a minimum level of shareholding in IVN, Rio Tinto’s appointees to the OT Technical Committee will have a veto over certain specified material decisions until October 2009 and, thereafter, Rio Tinto appointees will represent a majority of the members of the OT Technical Committee and will thereby be entitled to control the ongoing decisions made by the Technical Committee.
IVN is exposed to risks of changing political stability and government regulation in the countries in which it operates.
IVN holds mineral interests in countries, which may be affected in varying degrees by political stability, government regulations relating to the mining industry and foreign investment therein, and the policies of other nations in respect of these countries. Any changes in regulations or shifts in political conditions are beyond the control of IVN and may adversely affect its business. IVN’s operations may be affected in varying degrees by government regulations, including those with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, employment, land use, water use, environmental legislation and mine safety. IVN’s operations may also be affected in varying degrees by political and economic instability, economic or other sanctions imposed by other nations, terrorism, military repression, crime, extreme fluctuations in currency exchange rates and high inflation.
In certain areas where IVN is active, the regulatory environment is in a state of continuing change, and new laws, regulations and requirements may be retroactive in their effect and implementation. The laws of many of the countries in which IVN operates also contain inconsistencies and contradictions. Many of them are structured to bestow on government bureaucrats substantial administrative discretion in their application and enforcement with the result that the laws are subject to changing and different interpretations. As such, even IVN’s best efforts to comply with the laws may not result in effective compliance in the determination of government bureaucrats.
IVN’s prospects depend on its ability to attract and retain key personnel.
Recruiting and retaining qualified personnel is critical to IVN’s success. The number of persons skilled in the acquisition, exploration and development of mining properties is limited and competition for such persons is intense. IVN believes that it has been successful in recruiting excellent personnel to meet its corporate objectives but, as IVN’s business activity grows, it will require additional key financial, administrative, mining, marketing and public relations personnel as well as additional staff on the operations side. Although IVN believes that it will be successful in attracting and retaining qualified personnel, there can be no assurance of such success.
Certain directors of IVN are directors or officers of, or have significant shareholdings, in other mineral resource companies and there is the potential that such directors will encounter conflicts of interest with IVN.
Certain of the directors of IVN are directors or officers of, or have significant shareholdings in, other mineral resource companies and, to the extent that such other companies may participate in ventures in which IVN may participate, the directors of IVN may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. This includes the nominees of Rio Tinto, which is entitled to nominate directors to the board of directors of IVN in proportion to its holdings of IVN’s issued and outstanding Common Shares from time to time. Certain of these nominees are or may be directors or officers of, or have significant shareholdings in, Rio Tinto companies or other mineral resource companies and, to the extent that such companies may engage in business relationships with IVN, the directors of IVN appointed by Rio Tinto may have conflicts of interest in negotiating and concluding terms of such relationships. In all cases where directors and officers have an interest in another resource company, such other companies may also compete with IVN for the acquisition of mineral property rights. In the event that any such conflict of interest arises, a director who has such a conflict will disclose the conflict to a meeting of the directors of IVN and will abstain from voting for or against the approval of such participation or such terms. In appropriate cases, IVN will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of the Yukon Business Corporations Act, the directors of IVN are required to act honestly, in good faith and in the best interests of IVN. In determining whether or not IVN will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to IVN, the degree of risk to which IVN may be exposed and its financial position at that time.
Capital markets are experiencing increased volatility.
In recent years and especially over the course of the last year, securities markets throughout the world have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those in the resource sector, has experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. If these increased levels of volatility and market turmoil continue, our operations could be adversely impacted and there can be no assurance that such fluctuations will not continue to affect the price of IVN’s securities.

DESCRIPTION OF THE BUSINESS
Overview
The Oyu Tolgoi Project and the Ovoot Tolgoi Coal Mine have been identified as the mineral properties that are material to IVN.
Qualified Persons
Disclosure of a scientific or technical nature in this Annual Information Form in respect of each of the material mineral resource properties of IVN was prepared by or under the supervision of the “qualified persons” (as that term is defined in NI 43-101) listed below:

Relationship to
Property	Qualified Person	Corporation
Oyu Tolgoi Project	Bernard Peters, GRD Minproc	Independent Consultant

Ovoot Tolgoi Coal Mine	Stephen Torr, Chief Resource Geologist, IVN	Non-Independent

Ovoot Tolgoi Coal Mine	Gene Wusaty, Chief Operating Officer, SouthGobi	Non-Independent
Oyu Tolgoi Copper and Gold Project, Mongolia
The information in this Section is based on the Oyu Tolgoi Technical Report, in accordance with the requirements of NI 43-101. The Qualified Persons for the Oyu Tolgoi Technical Report are Bernard Peters, B. Eng. (Mining), Aus.I.M.M. of GRD Minproc, who was responsible for overall preparation of the report and in particular the open pit design and mineral reserve estimate of the report; Stephen Torr, B.Sc. (Hons) MSc, PGeo (APEGBC), of IVN, who was responsible for preparation of the sections on the Oyu Tolgoi and Shivee Geology and Mineral Resources; Scott Jackson, B.Sc. (Hons), CFSG, M.Aus.I.M.M., of Quantitative Geoscience Pty Ltd., who was responsible for preparation of the sections Heruga Geology and Mineral Resources; John Vann, B.App.Sc., B.Sc. (Hons), M.Sc., F.Aus.I.M.M., M.A.I.G, M.S.E.G., of Quantitative Geoscience Pty Ltd., who was responsible for preparation of the sections on Heruga Geology and Mineral Resources; Jeffrey Price PhD, M.Aus.I.M.M., MIE (Aust) F.G.S., of SRK Consulting (Australasia) Pty Ltd., who was responsible for the subsection on Open Pit Mine Geotechnical in the Oyu Tolgoi Technical Report March 2007; and Dean David, B. AppSc (Metallurgy), M Aus.I.M.M., of GRD Minproc, who was responsible for preparation of the processing section.
Project Description and Location
The Oyu Tolgoi Project is located in the Aimag (province) of Omnogovi, approximately 550 km south of the capital city of Ulaanbaatar and 80 km north of the border with China. Mineralization on the property consists of porphyry style copper, gold and molybdenum contained in a linear structural trend, termed the OT Trend, with a strike length that extends over 20 km. Mineral resources have been identified in a series of deposits throughout this trend, which from south to north include the Heruga deposit, the Southern Oyu Deposit group, consisting of the Southwest Oyu, South Oyu, Wedge deposits and Central Oyu, and the Hugo Dummett Deposits group, consisting of the Hugo South, Hugo North and Hugo North Extension deposits.
IVN operates the Oyu Tolgoi Project through its wholly-owned subsidiary, IMMI. IMMI, in turn, holds its rights to the Oyu Tolgoi Project through mining licence 6709A (the “OT Licence”), comprising approximately 8,496 hectares of property. The Mongolian government granted the OT Licence to IMMI in 2003 along with mining licences for three properties identified as mining licences 6708A, 6710A and 6711A. 6711A (Ulaan Uul) was relinquished in 2008 due to its distance from the OT licence (20km) and lack of mineralisation. The OT Licence includes the right to explore, develop mining infrastructure and facilities and conduct mining operations on the Oyu Tolgoi Project. When originally granted, the OT Licence had a term of 60 years, with an option to extend the licence for an additional term of up to 40 years. In 2006 the Mongolian parliament passed new mining legislation that changed the term of mining licences to 30 years with two 20 year extensions. It is unclear if this law will be applied retroactively to current licences.
IVN holds an interest in approximately 20,000 hectares of MEL 3148X (the “Shivee Tolgoi Licence”) and approximately 20,000 hectares of MEL 3150X (the “Javkhlant Licence”) owned by Entrée. IVN holds its rights to the property through the Entrée JV Agreement, where IVN has an 80% interest in minerals below 560 m and a 70% interest in minerals above that point. Conditions to fulfill the JV agreement were reached in May 2008 when IMMI spent more than $35 million on the properties. JV expenditure commitments are in 80-20% proportion with Entrée having the option of amortizing their commitment against future income. The Shivee Tolgoi and Javkhlant Licences were renewed in June 2008 and the current terms are now due to expire in 2010. Thereafter, the Licences will expire if the holder does not convert the MELs into a mining licence. The Shivee Tolgoi Licence is adjacent to the north of the OT Licence, and the Hugo North deposit crosses the property boundary onto the Shivee Tolgoi Licence. The Javkhlant Licence is adjacent to the south of the OT licence and hosts the newly discovered Heruga deposit which crosses the property boundary onto the OT licence.
IMMI must pay a yearly per hectare fee to the Mongolian government in order to maintain the OT Licence in good standing. The licence fees are $15 per hectare per year on the mining licence. The lands covered by the Entrée Joint Venture are subject to an annual licence fee of $1.50 per hectare. The OT Licence property was surveyed by an independent consultant in 2002 and by a qualified Mongolian Land Surveyor in 2004 to establish the legal boundaries of the OT Licence concession.
Pursuant to the Minerals Law, the Mongolian government assesses a royalty of 5% on the sale value of all minerals mined in the country. IVN holds a 2% net smelter returns royalty over the property covered by the OT Licence (which does not cover the Entrée Joint Venture lands) that was purchased from BHP Exploration in 2003.
Environment
Holders of a mining license in Mongolia must comply with environmental protection obligations established in the Environmental Protection Law of Mongolia, Law of Environmental Impact Assessment and the Minerals Law. These obligations include preparation of an environmental impact assessment (“EIA”) for mining proposals, submitting an annual environmental protection plan, posting an annual bond against completion of the protection plan and submitting an annual environmental report.
IMMI has posted environmental bonds to the Mongolian Ministry for Nature and Environment (“MNE”) in accordance with the Minerals Law of Mongolia for restoration and environmental management work required for exploration and the limited development work undertaken at the site. IMMI pays to the Khanbogd Soum annual fees for water and road usage, while sand and gravel use fees are paid to the Aimag government in Dalanzadgad.

IMMI has, through qualified independent consultants, prepared an EIA for the Oyu Tolgoi Project consisting of three volumes: (i) road, (ii) water supply, and (iii) mine and processing facilities. The first EIA document, for the transport corridor south of the Oyu Tolgoi property to the Chinese border, was submitted in April 2004 and approved in May 2004. An amendment to the approved EIA was submitted in December 2006 to allow for an alternative road alignment to the Chinese border.
The second volume of the Oyu Tolgoi Project EIA, covers the supply of water from nearby aquifers, was submitted in June 2005. Approval was obtained for the use of the Gunni Hooloi water reserve in September 2005. Since approval, changes have been proposed to the mine process, which has resulted in an increase to the project water demand. In addition, further hydrogeological investigations at Gunii Hooloi have occurred, which has allowed a revision to be made to the aquifer capacity, characteristics and exploitable reserves. This revision is provided in the Report on Groundwater Exploration (IMMI, 2007) submitted by IMMI to the MNE in January 2008. This document was reviewed by the Water Sector Science and Technology Council who approved registration (January 2009) of the available water resource at Gunii Hooloi of 870L/s.
An explanatory amendment document to the approved 2005 EIA is to be submitted to the MNE. The document assesses any potential changes to the environmental impacts associated with the use of the resource as a result of the latest hydrogeological assessments and approved exploitable water reserves.
The third volume, incorporating the results of the 2005 IDP, was first submitted in January 2006 and, after review by the Mongolian government, the submission was amended in May 2006. An expert committee review of the mine and processing facilities volume of the EIA was completed in September 2006, and further information was submitted in November 2006 to address the issues raised. The third volume of the EIA was approved by the MNE in December 2007.
Further volumes have been established to accommodate the Power Plant (Volume IV) and Airport Re-location (Volume V – approved 2007) and a number of supplementary assessments (Volume VI) which cover current development work associated with underground shafts 1 & 2, waste water treatment, diesel power supply, emulsion plant, chemicals import and usage, the quarry and batch plant for construction materials.
The Power Plant Screening and EIA reports are prepared for a 3x150MW coal fired steam power plant located on the mining licence at the Oyu Tolgoi Project. Submission to the MNE is pending the exact location on site and the Investment Agreement.
The water supply pipeline and borefield infrastructure EIA is prepared and also pending the Investment Agreement.

		Approval		Approval
EIA	EIA Component	Status	Supplementary EIA’s	Status
Volume I	Road and Power Corridor to China	Approved 2004	Re-alignment	Approved 2007

Volume II	Water Resource	Approved 2005	Increase in water demand (explanatory note prepared)	Approved 2009
	Pipeline & Bore field Infrastructure	Prepared

Volume III	Mine and Processing	Approved 2007

Volume IV	Coal Fired Power Plant	Prepared

Volume V	Airport Re-location	Approved 2007

Volume VI	Infrastructure — Construction		Temporary Fuel Storage Depot	Approved 2004

		Approval		Approval
EIA	EIA Component	Status	Supplementary EIA’s	Status
			Emulsion Plant	Approved 2005
			Shaft #1	Approved 2005
			Shaft # 2	Approved 2007
			Quarry & Batch Plant	Approved 2007
			Diesel Power Plant	Approved 2007
			Waste Water Treatment Plant	Approved 2007
			Chemicals import & usage	Approved 2008
IMMI has retained the Institute of Archaeology at the Mongolian Academy of Science to complete archaeological studies of the Oyu Tolgoi Project. The studies have resulted in the excavation and removal of sites of historical and cultural significance within the Oyu Tolgoi Project area in accordance with the relevant Mongolian Laws and custom.
Accessibility, Climate, Local Resources and Physiography
The Oyu Tolgoi Project is located in the South Gobi region of Mongolia, approximately 550 km south of the capital city, Ulaanbaatar. The most prominent nearby community is Dalanzadgad, with a population of approximately 15,000, which is located approximately 220 km northwest of the Oyu Tolgoi property. Facilities at Dalanzadgad include a regional hospital, tertiary technical colleges, domestic airport and a 6 megawatt capacity coal-fired power station. The closest community to the property is Khanbogd, the centre of the Khanbogd Soum. Khanbogd has a population of approximately 2,500 and is located 35 km to the east of the property.
Road access to the property follows a well-defined track directly south from Ulaanbaatar requiring approximately 12 hours travel time in a four-wheel drive vehicle. IMMI has also developed a 2,000 m dirt airstrip within the Oyu Tolgoi property that allows the property to be serviced by a 50 passenger, turbo prop aircraft. Mongolian rail service and a large electric power line lie 350 km east of the property at the main rail line between Ulaanbaatar and China. The China-Mongolia border is located approximately 80 km south of Oyu Tolgoi. The Chinese government has upgraded a highway to the Mongolian border, which now provides a direct link between the border south of Oyu Tolgoi property to the trans-China railway system.
The south Gobi region has a continental, semi-desert climate with cool springs and autumns, hot summers, and cold winters. The average annual precipitation is approximately 80 millimetres, 90% of which falls in the form of rain with the remainder as snow. Temperatures range from an extreme maximum of about 36° Celsius to an extreme minimum of about -31° Celsius. The area occasionally receives very high winds accompanied by sand storms that often severely reduce visibility for several hours at a time. IMMI conducts exploration activities year-round and believes that mining operations can also be run on a year-round basis.
The property ranges in elevation from 1,140 m to 1,215 m above sea level. The region is covered by sparse semi-desert vegetation and is used by nomadic herders who tend camels, goats and sheep. The topography largely consists of gravel-covered plains, with low hills along the northern and western borders. Scattered, small rock outcrops and colluvial talus are widespread within the northern, western and southern parts of the property. IMMI believes that this topography will be amenable to the construction of the necessary infrastructure for mining operations, including tailings storage sites, heap leach pads, waste disposal, and processing plant sites. Seismicity studies related to the property have been conducted and IMMI has determined that the seismicity of the project area is generally low.
The Mongolian Minerals Law and Mongolian Land Law govern IMMI’s surface rights on the Oyu Tolgoi Project. Water rights are governed by the Mongolian Water Law and the Mongolian Minerals Law. These laws permit licence holders to use the land and water in connection with exploration and mining operations, subject to the discretionary authority of Mongolian national, provincial and regional governmental authorities. IVN expects that it will have to negotiate with all three levels of government to ensure access to appropriate land and water rights prior to the commencement of any mining operations.
Power sources are currently sufficient for exploration activities. The nearest power line is 350 km away, so IMMI operates a number of diesel generators for camp electrical needs. A small power station consisting of six one MW diesel generators has been installed to provide power for sinking a shaft on the property. Additional power sources will need to be developed prior to the commencement of mine development and mining operations. IMMI is exploring the possibility of utilizing currently undeveloped coal deposits as a source of power supply.
Water is widely available from shallow wells, and is sufficient for exploration purposes. A more substantial source of water will be required for development and mining operations. Groundwater supply investigations by independent consultants for the Oyu Tolgoi Project have been ongoing since April 2002. IMMI has identified three deep sedimentary groundwater systems within 100 km of the Oyu Tolgoi Project. Investigative drilling of two of these systems and computer modeling of the systems has now been completed and indicates that these groundwater systems will be able to meet the water demand for a production rate of up to 40 million tpy. The Gunii Hooloi aquifer system has been identified as the most suitable supply, with use of water from the systems being subject to finalization of the EIA for the project and the issue of extraction licences by the Mongolian government. There were discussions with the Mongolian Government during 2006 on points related to the issue of extraction licences. In 2007 IMMI conducted additional drilling and testing to acquire additional data in support of licence applications. A total of eight exploration bores totaling 2,868 m with an outside diameter of 250 mm were drilled to better define the aquifer continuity, its boundaries and spatial variability in aquifer transmissivity and to explore to greater depths to determine if additional aquifers exist below the previously defined zones. In addition, four trial production bores, totaling 2,541 m, with outside diameters of 444 mm were drilled to field test the preliminary bore design and their capability to produce at the design capacity.
The results of the 2007 drill program indicates that the aquifer is capable of supplying an estimated maximum output of 1,325 litres per second (“L/s”) for 40 years assuming the water drawdown is restricted to the base of the confining layer which is the top of the main aquifer. All of the data related to the assessment of the aquifer potential, as well as a report covering an assessment of the supply potential, was supplied to the Water Agency in January 2008. In mid November of 2008, the Water Agency stated that they would accept a calculation of the groundwater reserve of 870 L/s for the Gunii Hooloi borefield. This rate is almost the same as that used during the design of the wellfield and associated pipeline. Currently, application is being made for a Water Use Contract for the 870L/s usage rate.
History
Old diggings and small amounts of slag found in the area indicate that the Oyu Tolgoi area was subject to small scale mining activity in ancient times. However, modern mineral exploration did not begin in earnest in the area until 1996, when the Magma Copper Company Ltd. began a reconnaissance program which examined more than 60 copper occurrences in various parts of Mongolia. In 1996, after BHP Minerals International Exploration Inc. (“BHP Exploration”) acquired Magma Copper Company Ltd., BHP Exploration continued the reconnaissance program in western and southern Mongolia.

BHP Exploration first visited the Oyu Tolgoi Project in September 1996 as part of its regional reconnaissance program of the south Gobi region. BHP Exploration subsequently applied for, and was granted, an exploration concession covering 1,350 km2. After geological mapping, stream and soil sediment surveys and magnetic and IP surveys, BHP Exploration completed six diamond core holes totalling 1,102 m during the 1997 field season. With encouraging results from two of the holes, a second phase of drilling was undertaken in 1998, consisting of an additional 17 widely spaced core holes totalling 2,800 m. These holes failed to return significant mineralization, and BHP Exploration suspended the project pending economic review. In 1999, following a review of past results, additional drilling and continued exploration on the property was planned but never carried out. BHP Exploration then offered the properties for joint venture.
IMMI originally acquired its interest in the property from BHP Exploration in May 2000 pursuant to an earn-in agreement. Shortly thereafter, IMMI carried out a RC drill program to delineate a chalcocite blanket intersected by one of BHP Exploration’s diamond drill holes. This program consisted of 109 RC holes totalling 8,828 m. In 2001, IMMI continued the RC drilling program to expand the chalcocite blanket and locate additional supergene resources. IMMI also completed three diamond drill holes to test deep hypogene copper and gold potential. One of these holes, OTD 150, intersected 508 m of chalcopyrite-rich mineralization grading 0.81% copper and 1.17 g/t gold, while another hole, OTD 159, intersected a 49 m thick chalcocite blanket grading 1.17% copper and 0.21 g/t gold and 252 m of hypogene covellite mineralization grading 0.61% copper and 0.11 g/t gold.
The diamond drill holes were sufficiently encouraging for IMMI to conduct a major follow-up drill program that resulted in the discovery of the Southwest Oyu deposit. In late 2002, drilling in the far northern section of the property intersected 638 m of bornite-chalcopyrite rich mineralization grading 1.61% copper and 0.07 g/t gold starting at a depth of 222 m. This marked the discovery of the Hugo Dummett Deposits.
IMMI completed the earn-in requirements under the Earn-in Agreement with BHP Exploration by the first quarter of 2002. After certain back-in rights held by BHP Exploration expired, BHP Exploration transferred title to the relevant mineral exploration licences to IMMI in the summer of 2002. Pursuant to the Earn-in Agreement, BHP Exploration retained a 2% net smelter returns royalty on production from the Oyu Tolgoi Project. IVN acquired this royalty from BHP Exploration in November 2003 in consideration for the payment to BHP Exploration of $37,000,000.
In February 2004, a scoping study was prepared for development of the Oyu Tolgoi Project. The report considered mine development options ranging from a 20-year mine life to a 40-year mine life, with all deposits except Hugo North being mined by open pit and Hugo North being mined by block caving.
In 2005 the Integrated Development Plan 2005 was completed. The IDP05, a preliminary assessment report, was summarized in a Technical Report dated October 1, 2005, which was filed with applicable Canadian securities regulatory authorities and is available for review at www.sedar.com. The report assesses development alternatives open to IVN and charts an implementation path for developing the Oyu Tolgoi Project.
Geology and Mineralization
The Oyu Tolgoi Project lies near the boundary of the South Mongolian and the South Gobi tectonic units, in the Kazakh Mongol Belt. The project area falls within the Gurvansayhan Terrane, which consists of highly deformed accretionary complexes and oceanic island arc assemblages. The area is dominated by a broad corridor of major strike-slip faults, contractional fault and fold belts and fault-controlled Mesozoic sedimentary basins.
The Oyu Tolgoi Project area lies within an east to west trending belt of volcanic and sedimentary rocks of continental margin and island arc affinities. The two major stratigraphic sequences recognised in the project area are a sequence of tuffs, basaltic rocks and sedimentary strata of probable island arc affinity, assigned to the Upper Devonian Alagbayan Formation and an overlying succession containing conglomerates, fossiliferous marine siltstones, sandstones, waterlain tuffs and basaltic to andesitic flows and volcaniclastic rocks, assigned to the Carboniferous Sainshandhudag Formation. There is also a thin covering of stratified clays and clay-rich gravels of Cretaceous age overlying the two main sequences, infilling paleochannels and small fault-controlled basins.
The Devonian Alagbayan Formation sequence includes four major lithological divisions. The lowest division consists of laminated siltstone and sandstone overlain by an approximately 800m thick augite basalt unit. Overlying is a sequence of volcaniclastic conglomerate/breccias and lapilli tuffs of dacitic composition up to 200m thick. These rocks are commonly strongly altered and host much of the contained mineralisation found on the property; the top of the alteration commonly extends up into the conglomerate/ lapilli tuff unit. The third division is a carbonaceous siltstone and sandstone unit up to 200 m thick.
A major low angle thrust is hosted within the top of the carbonaceous siltstone unit, termed the contact fault. This separates the lower three divisions with the fourth upper division of the Alagbayan formation- a sequence of basaltic flows and volcaniclastic rocks interstratified with thinly bedded siltstone and massive sandstone averaging up to 600 m thick. This unit is commonly overturned and has been transported by thrusting from another location.
The Early Carboniferous Sainshandhudag Formation unconformably overlies the Alagbayan Formation sequence, and consists of a lower tuffaceous sequence, a middle clastic package and an uppermost volcanic sequence. The lowest sequence consists mainly of andesitic lapilli tuff and measures up to 200 m in thickness. The intermediate sequence typically shows a progression from a lower conglomerate-sandstone-siltstone dominant unit to an overlying siltstone-waterlain tuff unit; total thickness is up to 200 m. The uppermost sequence consists of a thick layer of andesitic to basaltic flows and volcaniclastic rocks comprising several subunits; thickness is up to 800 m.
Intrusive rocks are common, and range in age from Devonian to Mesozoic. A broad range of dykes and sills intrude the host rocks, of particular significance are Devonian aged quartz monzodiorite (QMD) intrusions that are genetically linked to the porphyry style mineralisation, mineralised QMD intrusions are irregular dykelike bodies, much larger weakly to unmineralised QMD underlies much of the mineralisation and crops out to the west. Biotite granodiorite dykes and sills intrude the axis of the mineralised trend, In the Hugo Dummett deposit area they feed upward into a keel shaped intrusive interpreted to be the bottom of a dacite dome.
There is a complex network of faults, folds and shear zones that cross-cut the project area. A major Devonian aged low angle thrust fault, the contact fault, is hosted within the carbonaceous siltstone unit of the Alagbayan formation and is of district scale. Other significant faults include the Mesozoic aged West Bat fault and the East Bat fault, which respectively bound the west and east side of the zone of mineralization constituting the Hugo Dummett Deposits. The Solongo fault is also major, and cuts off the southern end of the outcropping South West Oyu and south Oyu Deposits. To the south of this fault mineralisation is deeply buried, with the Heruga deposit some 4km to the south under about 800m of Devonian rocks.
Heruga Deposit
The Heruga Deposit is at present the southernmost deposit discovered on the OT Trend. It is preserved below the contact fault, a major low angle thrust of district scale significance. 600 to 1000m of Devonian Alagbayan formation overlie the contact fault. Below the contact fault, the porphyry system is intact, with the top of the porphyry related alteration zone commencing 100-200m below the fault, usually within conglomerates and tuffs of the lower Alegbayan formation. Almost all of the deposit is hosted in the underlying augite basalt with some lesser QMD intrusions. The upper part of the deposit comprises a pyritic copper-molybdenum rich zone approximately

200-300m thick overlying and partly overlapping with a copper and gold rich zone, this lower zone is similar to that at Southwest Oyu. The alteration at Heruga is typical of gold rich porphyry style deposits, with the upper copper-molybdenum rich zone equated to the molybdenum rich external annuli that commonly partly overlap the copper gold cores to gold rich porphyry deposits. In the gold zone biotite and magnetite are the main alteration minerals, chalcopyrite and minor bornite accompany the gold, and pyrite contents are low in the gold zone.
Mineralized veins have a much lower density at Heruga than in the more northerly Southern Oyu and Hugo Dummett Deposits. Some quartz veins show a weak preferred orientation, but in general most occur as stockworks with no visible preferred orientation.
High grade copper and gold intersections show a strong spatial association with contacts of the mineralized quartz monzodiorite porphyry intrusion in the southern part of the deposit, occurring both within the outer portion of the intrusion and in adjacent enclosing basaltic country rock.
Southern Oyu Deposits
The Southern Oyu deposits consist of a series of deposits known as Southwest Oyu, South Oyu, Central Oyu and the Wedge. These deposits form contiguous zones of mineralization representing multiple mineralizing centres, each with distinct styles of mineralization, alteration and host lithology. The boundaries of the individual deposits coincide with major fault zones.
The geology and mineralization of the Southwest Oyu deposit is characterized by a gold-rich porphyry system, with a high-grade core about 250 m in diameter and extending over 700 m vertically (the “Southwest Gold Zone”). Over 80% of the deposit is hosted by porphyritic augite basalt of the Alagbayan Formation, with the remainder hosted by QMD intrusions. The high-grade core is enclosed by a large, low-grade ore shell approximately 600 m by 2,000 m in area. The system is low sulphide, and the copper and gold mineralization is related to chalcopyrite.
Mineralization at Southwest Oyu consists mainly of finely disseminated pyrite-chalcopyrite with minor bornite and massive chalcopyrite veins cross-cutting and impregnating earlier deformed quartz vein stock works and the basalt and QMD host rocks. The mineralization is related to a late stage sericite and sericite-biotite-albite overprint, which affects the QMD intrusions and basaltic wall rocks. The high grade core is centred on a 10 m to 30 m wide, vein-rich QMD dyke and extends for over 100 m into the adjacent porphyritic augite basalt. Gold to copper ratios (g/t Au to % Cu) vary between 0.5 to one and one to one in the outer margin of the deposits, increasing to approximately two to one into the high grade gold core, with the highest ratios consisting of up to three to one in the deeper parts of the deposit. Outside the Southwest Gold Zone, the augite basalts contain anomalous gold contents, with the gold to copper ratios increasing southward.
South Oyu is a copper porphyry deposit developed mainly in the Alagbayan Formation strata consisting of basalt and dacite tuff units. The deposit is cut by numerous barren dykes, including one major rhyolite dyke that that is up to tens of metres wide and cuts east to west through the middle of the deposit. Unlike Southwest Oyu, the South Oyu system is not gold rich. Copper mineralization at South Oyu is associated with stockworks of thin quartz and sulphide veins, and consists of finely disseminated pyrite-chalcopyrite and bornite.
The Central Oyu deposit is hosted in a quartz monzodiorite dyke swarm that contains a series of isolated irregular bodies of altered basalt and dacite tuff up to 200m thick extending several hundred metres down dip to the limit of drilling. Mineralisation consists of high-sulphidation style copper mineralization with pyrite, covellite, chalcocite, and minor enargite in intensely sericite altered rock; this is telescoped down into a deeper and peripheral body of chalcopyrite and gold porphyry mineralization and is overlain by a shallow chalcocite enrichment blanket developed 20 to 80m below a surficial leached cap. The centre of the system is strongly quartz veined. The high sulfidation system has the largest volume and averages about 0.7% copper with high pyrite content and minor enargite.
The Wedge deposit is wedged between South Oyu and SW Oyu, it is a downfaulted block of the top of the alteration system, which, like other deposits at Oyu Tolgoi is developed in the top of the augite basalt unit of the Alagbayan Formation and the overlying dacitic tuff. Mineralisation is largely high sulfidation style with chalcopyrite, chalcocite and enargite but grades down into chalcopyrite in basalt and QMD rocks. There is little gold mineralisation.
Hugo Dummett Deposits
The Hugo Dummett Deposits consist of Hugo South, Hugo North and the Hugo North Extension. These deposits represent a continuous zone of mineralization that is elongated in a north-north-easterly direction over a strike length of at least three km. While mineralization of the Hugo Dummett Deposits is virtually continuous, IMMI has divided the mineralized zone into two deposits (Hugo South and a combined Hugo North and Hugo North Extension) for the purposes of resource estimation, development and mine planning. Hugo South and Hugo North are separated by a 110° striking sub-vertical fault that displaces Hugo North vertically down a modest distance from Hugo South. Hugo North Extension represents the extension of the Hugo North deposit into the Shivee Tolgoi Licence.
The Hugo Dummett Deposits occur in a northerly striking, moderately to steeply east dipping monocline that is bounded and intruded by several faults, including a near vertical fault that controls the western edge of the deposit known as the West Bat Fault and a near vertical fault that controls the eastern edge of the deposit known as the East Bat Fault. The host rocks to the deposit are basalt and overlying dacite tuffs and breccias of the Alagbayan Formation intruded by QMD’s which are the source and host most of the mineralisation. Overlying the dacite tuffs are sedimentary and volcanic rocks of the upper Alagbayan Formation and Sainshandhudag Formation with a total intersected thickness of up to 600 m thick in places. The width of the mineralized zone on the Hugo Dummett Deposits varies along strike from 200 m to in excess of 500 m. Mineralization dips generally to the east from as low as 40° to up to 80°, but is generally above 60° and increases to sub-vertical at the northern end of Hugo North.
Hugo South has a higher copper to gold ratio than Hugo North, averaging 10 to one copper to gold in most of the deposit. It is closer to the surface than Hugo North, with the lowest portion of the deposit approximately 700 m below surface compared to 1,500 m below the surface for Hugo North. Mineralization is centred on a high-grade zone typically grading in excess of 2% copper, this usually corresponds with intensely quartz stockwork veined narrow QMD intrusions extending out into the enclosing basalt and dacite tuff. The sulphide mineralization consists of chalcopyrite, bornite, chalcocite and pyrite. The sulphides are zoned, with bornite, chalcocite and tennantite comprising the highest grades, often in excess of 2.5% copper, then grading outwards to chalcopyrite at between 1% to 2% copper and then pyrite-chalcopyrite and other minerals grading at less than 1% copper. The gold-rich QMD does not occur in Hugo South, with the result that the gold grades are typically less than 0.1 g/t. Weakly mineralized QMD forms the base of the deposit.
Hugo North contains the same high-grade copper zone as Hugo South, consisting of a zone of intense stockwork to sheeted quartz veins centred on QMD intrusions and extending into the adjacent Alagbayan Formation basalt. Unlike Hugo South, the Hugo North quartz veining also hosts significant gold mineralization. The copper mineralization in the high-grade zone is also greater, at up to 3% to 5% copper, moderate to high-grade copper and gold values are also in nearby QMD intrusions below and to the west of the intense vein zone. In other respects, Hugo North and Hugo South have similar mineralogy and zonation patterns. Bornite is dominant in the highest grade part of the deposit, at 3% to 5% copper and is zoned outward to chalcopyrite at approximately 2% copper, grading upward to less than 1% copper in pyrite-chalcopyrite in the altered dacitic tuff sequence at the top of the deposit.

All of the deposits display alteration zones, including K-silicate, advanced argillic, muscovite/sericite and intermediate argillic styles. The copper in the deposits also correlates with elevated abundances of silver, selenium and tellurium. Small amounts of zinc, arsenic, lead and mercury also occur with or near the high-grade zone.
On the Hugo North Extension, mineralization is similar to that characterizing the northern part of the Hugo North deposit. High copper grades are associated with equally elevated gold values, with copper and gold ratios typically around two to four to one. The extension is more structurally complex, manifested in a more variable strike and steeper dip to the mineralized zone with a higher prevalence of faults, and structurally-induced discontinuities in the high-grade zone. These features are the result of post-mineral deformation. Both the mineralized zone and lithologic contacts in the enclosing and overlying rocks display an abrupt right-hand stepover of around 200 m, starting at the border of the deposit with the main Hugo North deposit. Drilling in this zone during 2006 confirmed that this stepover is a flexure/fold with a short, east-west striking limb, rather than a fault offset. North of the flexure, grade continuity is more difficult to predict, and the western margin of the deposit consists of a zone of complex faulting. These faults typically result in a sliver of weakly- to moderately- mineralized QMD lying between the sub vertical high-grade deposit core, and non-mineralized Devonian and Carboniferous rocks to the west of the fault system.
Exploration
IMMI’s exploration at Oyu Tolgoi has consisted mainly of remote sensing and geophysical methods, including satellite image interpretation, detailed ground magnetics, Bouger gravity and gradient array IP, as well as extensive drilling. These activities have enabled IMMI to construct detailed geophysical and geological mapping of the entire property, as well as the nearby mining licences owned by IMMI, and have supplemented the understanding of the property derived from drilling. Outcropping prospects, including Southwest, South and Central Oyu, have been mapped at 1:1,000 scale, while the central part of the exploration block was mapped at 1:5,000 scale. The entire remaining exploration block has been mapped at 1:10,000 scale. In 2004, extensive surface trenching by excavators and shallow overburden RC drilling was conducted to provide bedrock geology over the extensive areas devoid of outcrop. As a result the geology is well defined over the entire 10 km by 8 km concession block.
Gradient array IP has been conducted on north to south, and subsequently east to west lines at 200 m line spacing, with electrode spacing up to 11 km. A further IP survey covered the deposit areas with a more detailed program using multiple electrode spacing. An airborne magnetometer was flown by BHP in the late 1990s at a height of 100 m on 300 m spaced, east to west oriented lines. IMMI conducted magnetometer surveys on the property, with the northern half using east to west oriented lines on 50 m intervals with 25 m spaced readings and Southern Oyu deposits using a north to south orientation for 5 m intervals on 25 m spaced lines.
A gravity survey was conducted, controlled by GPS, with readings on deposit areas taken on 50 m centres and on the extremities at 100 m centres. The Bouger map was reduced to residual gravity for contouring. Telluric electromagnetic surveying was conducted over the eastern half of the concession to identify smaller drainage basins that could have channelled copper-rich waters during the Cretaceous Period.
In late 2004 IMMI began to extend its exploration program to the outlying Oyu Tolgoi Project concessions, including the mining licences 6708A, 6710A and 6711A and exploration licence 3677X that adjoins and extends the southern limits of the mining concessions. A number of chargeability anomalies with similarities to the Oyu Tolgoi Project anomaly were discovered on the other concessions and IMMI has conducted diamond drilling with negative results to date. Additional evaluation work will continue to be carried out to determine the extent to which other chargeability anomalies might contain sulphide mineralization or precious metals.

IMMI initiated exploration work on the Shivee Tolgoi Licence in November 2004 following the signing of the earn-in agreement with Entrée. Prior to that time, Entrée had undertaken geochemical remote sensing, geophysics testing, such as ground magnetics, Bouger gravity and pole-dipole geophysical surveying, and geological mapping. Starting at the northern boundary of the OT Licence, an IP survey was run on 100 m spaced lines oriented east-west to trace the northern projection of the Hugo North Deposit. This initial IP survey used gradient array with 11,000 m AB electrode spacing, covered an area extending 5.6 km north of the boundary and 10 km in width. Subsequent IP surveys covering smaller areas within the larger area were carried out with gradient arrays. The IP surveys resulted in the delineation of a significant chargeability feature being traced for approximately four km north along strike of the Hugo North deposit. Additional IP chargeability targets were also revealed 2.5 km to three km west of the Hugo North trend and are referred to as the Eagle anomalies.
In 2005 and 2006 IMMI conducted IP surveying on 100 m spaced, east-west lines across the Javkhlant Licence. This resulted in the discovery of three significant chargeability IP anomalies subsequently named the Sparrow South (Heruga deposit), Castle Rock and SW Magnetic anomalies.
In 2007 and 2008 further detailed IP surveying was conducted over Heruga and the area between Heruga and SW Oyu where previous IP surveys detected a weak anomaly. Detailed ground magnetometer surveys were also conducted over Heruga, extensions to the south of Heruga, the area between Heruga and SW Oyu and over the Hugo North Extension area and northwards. This resulted in a far better understanding of the surface geology of the OT Trend south of SW Oyu and a better understanding of IP anomalies. A program of detailed 1:5000 scale geological mapping is continuing over this area. OTD1487 was drilled in 2008 to target an IP anomaly half way between Heruga and SW Oyu. It intersected 350m of high grade gold-copper mineralisation below about 1978m. Drilling is ongoing in this area.
Drilling
Diamond drill holes are the most significant source of geological and grade data for the Oyu Tolgoi Project. From the start of IMMI’s diamond core drill program in 2001 to February 1, 2009, IMMI has drilled approximately 798,000 m of core in over 1,980 drill holes. IMMI currently has two drill rigs operating on the property.
IMMI has relied on wireline methods for all drilling, utilizing HQ and NQ size core and some PQ size core for metallurgical testing. At Hugo North, virtually all holes are initiated in PQ size core to a depth of at least 450 m to 550 m. The rest of the drill hole is then continued using HQ or NQ sized core. On two occasions PQ coring was extended to depth of 1,450 m, allowing IMMI to collect large diameter core from the deep Hugo North deposit. Upon completion of all holes, the collar and anchor rods on drill holes are removed, and a PVC pipe is inserted in the hole. Each hole collar is marked by a cement block inscribed with the hole number. The holes are not grouted or back filled with cement so as to allow re-entry of individual holes for surveying checks or to permit IMMI to drill new daughter holes. In future, some holes may have to be grouted or cemented to keep near surface water from entering the underground mine workings.
Drill hole collars are located respective to a property grid by either global positioning system or theodolite and electronic distance measuring instruments. Holes are drilled at an inclination of between 45° and 90°, with the majority between 60° and 70°. The drill contractors take down-hole surveys about every 50 m. Where magnetite is present that will affect the deviation of the compass readings in the survey instruments, gyro compasses are used that are not affected by magnetism in the rock.
IMMI uses standard logging and sampling conventions to capture information from the drill core. The core is logged in detail onto paper logging sheets, and the data are then entered into the project database. The core is photographed prior to being sampled, and the digital photographs are linked to the drill logs enabling the geologist to quickly access specific photographs for any given metre. Drill core is then stacked on pallets in an organized “core farm”. Core recovery in the mineralized units has been usually between 95% and 100%.
IMMI’s current drill program is now focused on testing the extent of the Heruga deposit mineralization on the Javkhlant Licence and its extension northward to SW Oyu. At Heruga, drill holes are spaced on 200 m intervals along east-west section lines spaced 300 m apart drilling grid west at -70°. Some holes have had daughter holes cut from them where reduced spacing has been required to better define higher grade intersections. However most holes are single holes of 1400 m to 1800 m in length and drilled in PQ and HQ core sizes. The mineralized intervals are cut and sampled on two m intervals similar to the Oyu Tolgoi Project drilling described below.
Sampling, Analyses and Security
IMMI’s sampling procedure comprises collection of core samples taken on continuous two m intervals down each drill hole, excluding dykes that extend more than 10 m along the core length. Samples of one-half of NQ and HQ core or one-quarter of PQ core are taken for assaying. The core is marked with a continuous linear cutting line before being split to prevent a sampling bias. Splitting is done with a rock saw flushed continually with fresh water. Samples are placed in cloth bags and sent to an on-site preparation facility operated by SGS Mongolia LLC (“SGS Mongolia”).
Core samples initially are assembled into groups of 15 or 16 and then four or five quality control samples are randomly inserted to make up batch of 20. The quality control samples comprise one duplicate split core sample and one uncrushed field blank, which are inserted prior to sample preparation, a coarse reject or pulp preparation duplicate, which is inserted during sample preparation, and one or two standard reference material samples, which are inserted after sample preparation.
Split core samples are crushed to 90% minus 3.5 mm. A 1 kg sub-sample is then riffle split from the crushed sample and pulverized to a 90% minus 200 mesh (70 µ) pulp. A 150 gram sub-sample is split off by taking multiple scoops from the pulverized 200 mesh (70 µ) pulp, which is then placed in a sealed tin-tip kraft envelope.
The kraft envelopes of prepared pulp samples are packed in wooden shipping boxes, locked, sealed with tamper-proof, numbered tags, and shipped under the custody of IMMI to Ulaanbaatar, where they are assayed at a facility operated by SGS Mongolia.
All samples are assayed for gold, copper, molybdenum, arsenic, and silver. Gold is determined by atomic absorption spectroscopy following lead fire assay fusion to obtain prills that are digested with nitric and hydrochloric acids. Copper, molybdenum, arsenic, and silver also are determined by atomic absorption spectroscopy following digestion with nitric, hydrochloric, hydrofluoric, and perchloric acids to dryness, leaching by hydrochloric acid to dissolve soluble salts, and volume make-up with distilled water.
Upon receipt of assay results, values for Standard Reference Material samples and Field Blanks are tabulated and compared to those from an established Round Robin program. Assay results that deviate from Round Robin program results beyond pre-set tolerance limits are rejected and subject to re-assay. IMMI also performs check assays on a regular basis at the rate of one per batch of 20 samples, although this program was temporarily suspended during 2006 and early 2007.
The QAQC program used by IMMI was developed by an independent Quality Control consultant and adopted in April 2002. The original samples taken from diamond drilling at Southwest Oyu following its discovery were assayed prior to implementation of this QAQC program. Re-assaying of 20% of these early samples under the new QAQC program indicated a slight positive bias in the original gold and copper assays of a small proportion of samples. Accordingly, resource estimates covering Southwest Oyu include a proportional adjustment of the grades of a number of pre-OTD231 gold and copper assays to account for this bias. Since the implementation of the full QAQC program, IMMI has not been required to conduct re-assay programs or make adjustments for bias to its assay results for subsequent resource estimations.
In preparation for feasibility level metallurgical testing IMMI has conducted a trace element composite (TEC) analytical program to map the distribution of potential penalty elements within the deposits. The program consists of the preparation of 10 m composite samples from five continuous 2 m samples obtained from reject minus 200 mesh (70 µ) pulps. The program was conducted on approximately every second hole in Southwest and Central Oyu deposits and every drill hole in Hugo South, Hugo North, and Heruga deposits. These samples are sent to an independent laboratory in Canada for a 47 element ICP analysis based on a four acid digestion method plus carbon, sulphur, mercury, and fluorine by various fusion methods. Arsenic and fluorine are modelled to provide a global distribution of the potential penalty elements to facilitate blending strategies if required to reduce the effects of these elements in the concentrates.
Mineral Resources and Mineral Reserves
The estimates of mineral reserves and resources on the Oyu Tolgoi Project identified below are contained in the Oyu Tolgoi Technical Report and were classified using logic consistent with the CIM Standards. The current estimate of mineral resources for the Oyu Tolgoi Project, excluding those on the Heruga Deposit, was prepared under the supervision of Stephen Torr, a qualified person for the purposes of NI 43-101 and an employee of IVN. The mineral resource estimate for the Heruga Deposit was prepared under the supervision of John Vann and Scott Jackson of Quantitative Geoscience, each of whom is a qualified person for the purposes of NI 43-101. The estimate of mineral reserves on the Southern Oyu Deposits was prepared by Bernard Peters of GRD Minproc, who is also a qualified person under NI 43-101.
Mineral Resources
In the Oyu Tolgoi Technical Report, a consolidated resource estimate for the Oyu Tolgoi Property is reported as follows:
Total Oyu Tolgoi Project Mineral Resources March 2008(1)(2)
(based on a 0.60% copper equivalent cut-off)

						Contained Metal(4)
Resource		Cu	Au	Mo	CuEq(3)	Cu	Au	CuEq(3)
Category	Tonnes	(%)	(g/t)	(ppm)	(%)	(‘000 lbs)	(ounces)	(‘000 lbs)
Measured	101,590,000	0.64	1.10	—	1.34	1,430,000	3,590,000	3,000,000
Indicated	1,285,840,000	1.38	0.42	—	1.65	39,120,000	17,360,000	46,770,000
Measured + Indicated	1,387,430,000	1.33	0.47	—	1.63	40,680,000	20,970,000	49,860,000
Inferred	2,157,130,000	0.81	0.34	50	1.05	38,390,000	23,860,000	50,140,000

Notes:

(1)	Resource classifications conform to CIM Standards on Mineral Resources and Reserves referred to in National Instrument 43-101. Mineral Resources that are not Reserves do not have demonstrated economic viability. Measured and Indicated Resources are that part of a mineral resource for which quantity and grade can be estimated with a level of confidence sufficient to allow the application of technical and economic parameters to support mine planning and evaluation of the economic viability of the project. An Inferred Resource is that part of a mineral resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.

(2)	This table includes estimated resources on the Hugo North Extension Deposit and the Heruga deposit. These deposits are located on mineral licences owned by Entrée but subject to the Entrée Joint Venture. These resources consist of indicated resources of 117,000,000 tonnes grading 1.8% copper and 0.61 g/t gold and inferred resources of 855,500,000 tonnes grading 0.53% copper and 0.52 g/t gold and a 142ppm Molybdenum at a 0.6% cut-off grade on the combined Hugo North Extension and Heruga Deposits.

(3)	CuEq has been calculated using assumed metal prices ($1.35/lb. for copper and $650/oz for gold and $10/lb for molybdenum); %CuEq. = Cu+((Au*18.98)+(Mo*0.01586))/29.76. Mo grades outside of Heruga are assumed to be zero for CuEq calculations. The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and copper recovery was 72%.

(4)	The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for the metallurgical recoveries of gold and copper. Differences in measured and indicated totals relate to rounding associated with tonnes and grade.

The estimates were based on 3D block models utilizing commercial mine planning software (MineSite®). Industry-accepted methods were used to create interpolation domains, these domains were based upon mineralization and geology. Grade estimation was performed by ordinary kriging. A separate resource model was prepared for each of the deposits. Only hypogene mineralization was estimated, with the exception of a zone of supergene mineralization at Central Oyu. The estimation plans, or sets of parameters used for estimating blocks, were designed using a philosophy of restricting the number of samples for local estimation, as it was found to be an effective method of reducing smoothing and producing estimates that match the Discrete Gaussian change-of-support model and ultimately the actual recovered grade-tonnage distributions.
Modelling consisted of grade interpolation by ordinary kriging. Only capped grades were interpolated in the Southern Oyu and Hugo South Deposits. In addition, nearest neighbour grades were interpolated for validation purposes. For both copper and gold, on all deposits except Hugo South, an outlier restriction was used to control the effect of high-grade composites. In the Southern Oyu Deposits, resource grades were also adjusted to reflect likely occurrences of internal and contact dilution from unmineralized post-mineral dykes. Validation procedures included Discrete Gaussian change-of-support method, comparisons using a nearest neighbour model and visual checks.
The base case CuEq cut-off grade assumptions for each deposit were determined using cut-off grades applicable to mining operations exploiting similar deposits.
Southern Oyu Mineral Resources
The mineral resource grade model on the Southern Oyu Deposits was tabulated above a 0.30% copper equivalent cut-off grade within a pit shell approximating a copper price of $1.15/lb copper and $450/oz gold. These parameters were used as they approximate the effective copper equivalent cut-off grade and pit shell in the reserve estimate on the Southern Oyu Deposits. The grade and tonnages, at a range of copper equivalent cutoff grades are reported below.
Southern Oyu Deposits(1)(2)

					Contained Metals(4)
	CuEq	Tonnage	Cu	Au	CuEq	Cu	Au	CuEq(3)
Southern Oyu Deposits	Cutoff	(t)	(%)	(g/t)	(%)(3)	(‘000 lb)	(oz)	(‘000 lb)
Measured	1.0	59,550,000	0.77	1.55	1.76	1,011,000	2,970,000	2,311,000
	0.7	84,140,000	0.69	1.25	1.49	1,280,000	3,380,000	2,764,000
	0.6	101,590,000	0.65	1.09	1.34	1,456,000	3,560,000	3,001,000
	0.5	115,180,000	0.61	1.00	1.25	1,549,000	3,700,000	3,174,000
	0.4	123,440,000	0.59	0.95	1.20	1,606,000	3,770,000	3,266,000
	0.3	126,690,000	0.58	0.93	1.17	1,620,000	3,790,000	3,268,000
	0.25	127,550,000	0.58	0.92	1.17	1,631,000	3,770,000	3,290,000
	0.2	127,800,000	0.58	0.92	1.17	1,634,000	3,780,000	3,296,000

					Contained Metals(4)
	CuEq	Tonnage	Cu	Au	CuEq	Cu	Au	CuEq(3)
Southern Oyu Deposits	Cutoff	(t)	(%)	(g/t)	(%)(3)	(‘000 lb)	(oz)	(‘000 lb)
Indicated	1.0	102,330,000	0.85	0.82	1.38	1,918,000	2,700,000	3,113,000
	0.7	279,850,000	0.71	0.50	1.02	4,380,000	4,500,000	6,293,000
	0.6	430,830,000	0.63	0.40	0.89	5,984,000	5,540,000	8,453,000
	0.5	617,530,000	0.57	0.35	0.79	7,760,000	6,950,000	10,755,000
	0.4	827,050,000	0.51	0.30	0.70	9,299,000	7,980,000	12,763,000
	0.3	992,400,000	0.47	0.27	0.64	10,283,000	8,610,000	14,002,000
	0.25	1,067,830,000	0.45	0.26	0.61	10,594,000	8,930,000	14,360,000
	0.2	1,143,710,000	0.43	0.25	0.59	10,842,000	9,190,000	14,877,000

Measured+Indicated	1.0	161,880,000	0.82	1.09	1.52	2,926,000	5,670,000	5,425,000
	0.7	363,990,000	0.70	0.67	1.13	5,617,000	7,840,000	9,068,000
	0.6	532,420,000	0.64	0.54	0.98	7,512,000	9,240,000	11,503,000
	0.5	732,710,000	0.57	0.45	0.86	9,207,000	10,600,000	13,892,000
	0.4	950,490,000	0.52	0.38	0.76	10,896,000	11,610,000	15,926,000
	0.3	1,119,100,000	0.48	0.35	0.70	11,843,000	12,590,000	17,270,000
	0.25	1,195,370,000	0.46	0.33	0.67	12,123,000	12,680,000	17,657,000
	0.2	1,271,510,000	0.45	0.32	0.65	12,614,000	13,080,000	18,221,000

Inferred	1.0	3,750,000	0.91	0.48	1.22	75,000	60,000	101,000
	0.7	19,420,000	0.62	0.39	0.87	265,000	240,000	372,000
	0.6	47,390,000	0.51	0.35	0.74	533,000	530,000	773,000
	0.5	103,190,000	0.43	0.31	0.63	978,000	1,030,000	1,433,000
	0.4	181,700,000	0.38	0.26	0.55	1,522,000	1,520,000	2,203,000
	0.3	266,820,000	0.34	0.23	0.48	2,000,000	1,970,000	2,824,000
	0.25	318,380,000	0.32	0.21	0.45	2,246,000	2,150,000	3,159,000
	0.2	394,850,000	0.29	0.19	0.40	2,524,000	2,410,000	3,482,000

Notes:

(1)	Mineral resources are not mineral reserves until they have demonstrated economic viability based on a feasibility study or pre-feasibility study. Mineral resources are reported inclusive of mineral reserves.

(2)	The resources shown above at a 0.3% CuEq Cut-off are inclusive of the resources tabulated at the 0.6 CuEq Cut-off in the consolidated resource statement.

(3)	CuEq has been calculated using assumed metal prices ($1.35/lb. for copper and $650/oz for gold and $10/lb for molybdenum); %CuEq. = Cu+((Au*18.98)+(Mo*0.01586))/29.76. Mo grades outside of Heruga are assumed to be zero for CuEq calculations. The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and copper recovery was 72%.

(4)	The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for the metallurgical recoveries of gold and copper.
In the Southwest Gold Zone at Southwest Oyu, drilling is approximately on 50 m sample spacing. Inspection of the model and drill hole data on plans and sections in the Southwest Gold Zone area, combined with spatial statistical work and investigation of confidence limits in predicting planned quarterly production showed good geologic and grade continuity. When taken together with all observed factors, it was determined that the blocks covered by this data spacing in the Southwest Gold Zone area may be classified as a measured mineral resource. A three-hole rule was used where blocks containing an estimate resulting from three or more samples from different holes (all within 55 m and at least one within 30 m) were classified as measured mineral resource.
The bulk of the remainder of the Southern Oyu Deposits were estimated at an indicated resource level. The drill spacing is at a nominal 70 m on and between sections. Geologic and grade continuity is demonstrated by inspection of the model and drill hole data in plans and sections over the various zones, combined with spatial statistical work and investigation of confidence limits in predicting planned annual production. A two-hole rule was used where blocks containing an estimate resulting from two or more samples from different holes.

For the Southwest Oyu Deposit the two holes needed to be within 75 m, with at least one hole within 55 m. For the remaining deposits, both holes needed to be within 65 m, with at least one hole within 45 m to be classified as indicated mineral resources. All interpolated blocks that did not meet the criteria for either measured or indicated mineral resources were assigned as inferred mineral resources if they fell within 150 m of a drill hole composite.
Hugo Dummett Mineral Resources
A drill spacing of between 135 m to 150 m along strike and 75 m to 100 m down dip was adopted for the classification of indicated resource blocks at Hugo Dummett. Blocks that do not meet these criteria but that are within 150 m of a drill-hole composite are classified as inferred resource. Blocks outside of 150 m from a borehole composite are not classified.
For the Hugo North resource estimate, IMMI created three-dimensional mineralized shells or envelopes based on copper grades of 0.6%, and a quartz vein percentage of 15%. For gold interpolation IMMI created two sets of grade shells, one at 0.3 g/t gold threshold and one at 1.0 g/t gold thresh-hold. The shapes were checked for interpretational consistency in section and plan. These shells were then used as interpolation domains. Copper grades for blocks within the copper domains in each deposit or zone were estimated with a hard boundary between the shells. Gold grades for blocks within the gold zone in Hugo North were also estimated with a hard boundary. The background estimation domain used all composites outside of the grade shells.
In Hugo South, a 0.6% copper shell and a 2% copper shell were used to constrain ordinary kriging. All blocks that fell within 150 m of a drill composite were assigned to an inferred mineral resource category. All other blocks were not included in the resource estimate.
The resources of the Hugo North Deposit were updated at an effective date of February 20, 2007. This update included drilling that was completed up to November 1, 2006.
Hugo Dummett Deposits — Mineral Resources at 0.6% copper equivalent cut-off(1)

					Contained Metal(3)
	Tonnage	Cu	Au	CuEq(2)	Cu	Au	CuEq(2)
Deposit	(t)	(%)	(g/t)	(%)	(‘000 lb)	(oz)	(‘000 lb)
Indicated (Hugo North)	703,200,000	1.82	0.39	2.07	28,215,000	8,820,000	32,091,000
Indicated (Hugo North Extension)(4)	117,000,000	1.80	0.61	2.19	4,643,000	2,290,000	5,649,000
Inferred (Hugo North)	722,800,000	0.97	0.30	1.17	15,457,000	6,970,000	18,644,000
Inferred (Hugo North Extension)(4)	95,500,000	1.15	0.31	1.35	2,421,000	950,000	2,842,000
Inferred (Hugo South)	490,330,000	1.05	0.09	1.11	11,350,000	1,420,000	12,000,000
Total
Indicated (Hugo North and Hugo North Extension(4))	820,200,000	1.82	0.42	2.08	32,910,000	11,080,000	37,611,000
Inferred (Hugo North, Hugo South and Hugo North Extension(4))	1,308,630,000	1.02	0.22	1.16	29,430,000	9,260,000	33,470,000

Notes:

(1)	Mineral resources are not mineral reserves until they have demonstrated economic viability based on a feasibility study or pre-feasibility study. IVN reports mineral resources inclusive of mineral reserves.

(2)	CuEq has been calculated using assumed metal prices ($1.35/lb. for copper and $650/oz for gold and $10/lb for molybdenum); %CuEq. = Cu+((Au*18.98)+(Mo*0.01586))/29.76. Mo grades outside of Heruga are assumed to be zero for CuEq calculations. The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and copper recovery was 72%.

(3)	The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for the metallurgical recoveries of gold and copper.

(4)	The Hugo North Extension is located on the Shivee Tolgoi Property, which property is owned by Entrée but subject to earn-in rights in favour of IVN.
A further breakdown of the mineral resource inventory of the Hugo North and Hugo North Extension Deposits is set forth below.
Hugo North Mineral Resource Inventory(1)
Indicated

						Contained Metal(3)
Class	CuEq	Tonnage	Cu	Au	CuEq(2)	Cu	Au	CuEq(2)
Hugo North Deposit	Cutoff	(t)	(%)	(g/t)	(%)	(‘000 lb)	(oz)	(‘000 lb)
Indicated (Hugo North)	3.5	125,300,000	3.74	0.93	4.34	10,331,000	3,750,000	11,989,000
	3	175,400,000	3.49	0.84	4.03	13,496,000	4,740,000	15,584,000
	2	276,900,000	3.03	0.69	3.47	18,497,000	6,140,000	21,183,000
	1	541,600,000	2.15	0.46	2.44	25,672,000	8,010,000	29,134,000
	0.6	703,200,000	1.82	0.39	2.07	28,215,000	8,820,000	32,091,000
	0.3	798,200,000	1.65	0.35	1.87	29,036,000	8,980,000	32,907,000

Indicated (Hugo North Extension)(4)	3.5	22,300,000	3.68	1.43	4.59	1,809,000	1,030,000	2,257,000
	3	32,000,000	3.36	1.29	4.18	2,370,000	1,330,000	2,949,000
	2	52,300,000	2.84	1.09	3.53	3,275,000	1,830,000	4,070,000
	1	84,800,000	2.22	0.80	2.73	4,150,000	2,180,000	5,104,000

	0.6	117,000,000	1.80	0.61	2.19	4,643,000	2,290,000	5,649,000
	0.3	137,900,000	1.59	0.52	1.92	4,834,000	2,310,000	5,837,000

Total Indicated (Hugo North and Hugo North Extension(4))	3.5	147,600,000	3.73	1.01	4.38	12,138,000	4,790,000	14,253,000
	3	207,400,000	3.47	0.91	4.05	15,866,000	6,070,000	18,518,000
	2	329,200,000	3.00	0.76	3.48	21,773,000	8,040,000	25,257,000
	1	626,400,000	2.16	0.51	2.48	29,829,000	10,270,000	34,248,000
	0.6	820,200,000	1.82	0.42	2.08	32,910,000	11,080,000	37,611,000
	0.3	936,200,000	1.64	0.38	1.88	33,849,000	11,440,000	38,803,000
Inferred

Class						Contained Metal(3)
Hugo North	CuEq	Tonnage	Cu	Au	CuEq(2)	Cu	Au	CuEq(2)
Deposit	Cutoff	(t)	(%)	(g/t)	(%)	(‘000 lb)	(oz)	(‘000 lb)
Inferred (Hugo North)	>= 3.5	3,600,000	3.06	1.41	3.96	243,000	160,000	314,000
	>= 3	12,900,000	2.80	0.98	3.43	796,000	410,000	975,000
	>= 2	54,700,000	2.08	0.91	2.66	2,508,000	1,600,000	3,208,000
	>= 1	385,500,000	1.25	0.41	1.51	10,624,000	5,080,000	12,833,000
	>= 0.6	722,800,000	0.97	0.30	1.17	15,457,000	6,970,000	18,644,000
	>= 0.3	1,108,200,000	0.76	0.24	0.92	18,568,000	8,550,000	22,477,000

Inferred (Hugo North Extension)(4)	>= 3.5	1,400,000	3.32	1.03	3.98	102,000	50,000	123,000
	>= 3	3,600,000	2.97	0.88	3.53	236,000	100,000	280,000
	>= 2	11,000,000	2.20	0.86	2.75	534,000	300,000	667,000

Class						Contained Metal(3)
Hugo North	CuEq	Tonnage	Cu	Au	CuEq(2)	Cu	Au	CuEq(2)
Deposit	Cutoff	(t)	(%)	(g/t)	(%)	(‘000 lb)	(oz)	(‘000 lb)
	>= 1	62,200,000	1.39	0.39	1.64	1,906,000	780,000	2,249,000
	>= 0.6	95,500,000	1.15	0.31	1.35	2,421,000	950,000	2,842,000
	>= 0.3	152,400,000	0.85	0.23	1.00	2,856,000	1,130,000	3,360,000

Total Inferred (Hugo North and Hugo North Extension(4))	>= 3.5	5,000,000	3.13	1.30	3.96	345,000	210,000	437,000
	>= 3	16,500,000	2.84	0.96	3.45	1,033,000	510,000	1,255,000
	>= 2	65,700,000	2.10	0.90	2.68	3,042,000	1,900,000	3,882,000
	>= 1	447,700,000	1.27	0.41	1.53	12,535,000	5,900,000	15,101,000
	>= 0.6	818,300,000	1.00	0.30	1.19	18,040,000	7,890,000	21,468,000
	>= 0.3	1,260,500,000	0.77	0.24	0.93	21,398,000	9,730,000	25,844,000

Notes:

(1)	Mineral resources are not mineral reserves until they have demonstrated economic viability based on a feasibility study or pre-feasibility study.

(2)	The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for the metallurgical recoveries of gold and copper.

(3)	CuEq has been calculated using assumed metal prices ($1.35/lb. for copper and $650/oz for gold and $10/lb for molybdenum); %CuEq. = Cu+((Au*18.98)+(Mo*0.01586))/29.76. Mo grades outside of Heruga are assumed to be zero for CuEq calculations. The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and copper recovery was 72%.

(4)	The Hugo North Extension is located on the Shivee Tolgoi Property, which property is owned by Entrée but subject to earn-in rights in favour of IVN.
A further breakdown of the mineral resource inventory of the Hugo South Deposit is set forth below.
Hugo South Mineral Resource Inventory(1)

						Contained Metal(3)
Hugo South	CuEq	Tonnage	Cu	Au	CuEq(2)	Cu	Au	CuEq(3)
Deposit	Cutoff	(t)	(%)	(g/t)	(%)	(‘000 lb)	(oz)	(‘000 lb)
Inferred	>= 3.5	5,440,000	3.71	0.25	3.87	440,000	40,000	460,000
	>= 3	11,950,000	3.38	0.21	3.51	890,000	80,000	920,000
	>= 2	38,900,000	2.67	0.15	2.77	2,290,000	190,000	2,380,000
	>= 1	203,590,000	1.53	0.09	1.59	6,870,000	590,000	7,140,000
	>= 0.6	490,330,000	1.05	0.09	1.11	11,350,000	1,420,000	12,000,000
	>= 0.3	1,105,600,000	0.67	0.07	0.72	16,330,000	2,490,000	17,550,000

Notes:

(1)	Mineral resources are not mineral reserves until they have demonstrated economic viability based on a feasibility study or pre-feasibility study.

(2)	CuEq has been calculated using assumed metal prices ($1.35/lb. for copper and $650/oz for gold and $10/lb for molybdenum); %CuEq. = Cu+((Au*18.98)+(Mo*0.01586))/29.76. Mo grades outside of Heruga are assumed to be zero for CuEq calculations. The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and copper recovery was 72%.

(3)	The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for the metallurgical recoveries of gold and copper.
Heruga Mineral Resources
For inferred resources at Heruga a three dimensional wireframe was constructed inside of which the nominal drill spacing was less than 150m. The shape aimed to remove isolated blocks around drill holes where continuity of mineralization could not be confirmed. Within the 150m shape there were a small number of blocks that were greater than 150m from a drill hole. These were included because it was considered that geological and grade continuity could be reasonably inferred within the main part of the mineralized zone. The average distance of all the Inferred blocks in the resource model is displayed in the plot below. Of the total tonnes classified as inferred approximately 95% are within 150m of a drill hole while the average distance of the inferred blocks is approximately 100m.
At Heruga, IMMI created three-dimensional mineralized shells or envelopes based on copper grades of 0.3%, gold grades of 0.3g/t and 0.7 g/t and Molybdenum of 100ppm. In addition, IMMI created 3 dimensional shapes of the major lithological and structural features of the deposit. The shapes were checked for interpretational consistency in section and plan and were used as interpolation domains during kriging.
The resources of the Heruga Deposit were reported at an effective date of March 12, 2008. This update included drilling that was completed up to February 15, 2008.
Heruga Mineral Resource Inventory(1) — March 2008

Cut-off	Tonnage	Cu	Au	Mo	CuEq(2)	Contained Metal (3)
CuEq %	(t)%		g/t	ppm	%	Cu (‘000 lb)	Au (oz)	CuEq (‘000 lb)
>1.50	30,000,000	0.63	1.80	126	1.85	390,000	1,600,000	1,220,000
>1.25	80,000,000	0.59	1.39	124	1.54	970,000	3,400,000	2,710,000
>1.00	210,000,000	0.57	0.97	145	1.26	2,570,000	6,400,000	5,840,000
>0.90	300,000,000	0.55	0.84	150	1.16	3,600,000	8,000,000	7,700,000
>0.80	430,000,000	0.53	0.72	152	1.07	5,000,000	9,900,000	10,120,000
>0.70	590,000,000	0.51	0.62	148	0.98	6,590,000	11,700,000	12,750,000
>0.60	760,000,000	0.48	0.55	142	0.91	8,030,000	13,400,000	15,190,000
>0.50	930,000,000	0.45	0.50	135	0.84	9,220,000	14,900,000	17,270,000
>0.40	1,160,000,000	0.41	0.45	123	0.76	10,500,000	16,700,000	19,530,000
>0.30	1,420,000,000	0.37	0.40	111	0.69	11,670,000	18,200,000	21,530,000

Notes:

(1)	Mineral resources are not mineral reserves until they have demonstrated economic viability based on a feasibility study or pre-feasibility study.

(2)	CuEq has been calculated using assumed metal prices ($1.35/lb. for copper and $650/oz for gold and $10/lb for molybdenum); %CuEq. = Cu+((Au*18.98)+(Mo*0.01586))/29.76. Mo grades outside of Heruga are assumed to be zero for CuEq calculations. The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and copper recovery was 72%.

(3)	The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for the metallurgical recoveries of gold and copper.
Mineral Reserves
To date, IVN has declared reserves on the Oyu Tolgoi Project for only the Southern Oyu Deposits, based on a reserve estimate prepared by GRD Minproc in January 2006. IVN anticipates that it will be in a position to declare reserves on the Hugo Dummett Deposits in connection with the completion of an integrated development plan following execution of the Investment Agreement.
In the January 2006 study by GRD Minproc, a reserve was declared based on the open pit mine plan. This represents the initial step in the overall mine plan for the Oyu Tolgoi mineral resources. The open pit is planned to be a conventional truck and shovel open pit mining operation on the Southern Oyu Deposit. Ore is to be treated in a conventional concentrator. The mineral reserve is not intended to replace the IDP05 but to identify the open pit mineral reserve that is in the Southern Oyu and available for inclusion in the finalized life of mine plan.

Southern Oyu Mineral Reserves – January 2006

					CuEq	Recovered	Recovered
		NSR	Copper	Gold	Grade	Copper	Gold
Class	Ore (tonnes)	$/t	(%)	(g/t )	(%)	(‘000 lbs)	(ounces)
Proven	127,000,000	15.91	0.58	0.93	1.18	1,451,000	2,833,000
Probable	803,000,000	7.96	0.48	0.27	0.66	7,431,000	4,768,000
Total	930,000,000	9.05	0.50	0.36	0.73	8,882,000	7,601,000
The key parameters in determining the Mineral Reserves are (i) assumed metal prices of $400/oz gold and $1.00 /lb copper; and (ii) block value net smelter return (“NSR”) cut-off grades of $3.54 per tonne for Southwest Oyu and $3.39 per tonne for Central Oyu. There was no change in the mineral reserve compared to the previously stated mineral reserves.
In order to estimate the reserves, GRD Minproc relied on the resource model from its prior resource estimates on the Southern Oyu deposits, and then applied proposed mining parameters for mining and processing. This includes pit designs using industry standard mining software, assumed metal prices as described above and smelter terms as set forth in the Oyu Tolgoi Technical Report. The estimate was prepared on a simplified project analysis on a pre-tax basis. Key outstanding variables noted by GRD Minproc include the Investment Agreement, marketing matters, water supply and management and power supply.
Only measured resources were used to report proven reserves and only indicated resources were used to report probable reserves. The mineral reserve estimate is primarily based on the IDP05 and relies only on the resources and facilities necessary to support an open pit mine at the Oyu Tolgoi Project. The report only considers mineral resources in the measured and indicated categories, and engineering that has been carried out to a pre-feasibility level or better to state the open pit mineral reserve.
Comparison of the reserve to the total tonnes in the resource model indicates that at the reserve cut-off grades 100% of measured resource tonnage has been converted to proven mineral reserve. The probable to indicated ratios are as follows: tonnage 75%, recovered copper metal 79% and recovered gold metal 70%. Of the total reserve and total resource within the block model, the reserve resource ratios are: tonnage 55%, recovered copper metal 64% and recovered gold metal 70%.
Project Development
The fundamental parameters of the mine plan at the Oyu Tolgoi Project were established in the IDP05, which was produced in September 2005. The IDP05 is a preliminary assessment report under the NI 43-101 guidelines and includes inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would allow them to be categorised as mineral reserves, and there is no certainty that the preliminary assessment will be realised. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
Since the release of the IDP05 the resources reported on the Southern Oyu Deposits have been upgraded to mineral reserves and updated resource estimates have increased the confidence levels of a substantial portion of the resources from inferred to indicated and increased the overall amount of resources on the Hugo Dummett Deposits.
IMMI has continued to advance mine planning, engineering and pre-construction work, and will prepare an update to the IDP05 once the Investment Agreement is completed.
2005 IDP Summary

The IDP05 envisions the staged development of the Oyu Tolgoi Project, over a 15-year period, as a major copper and gold mining complex having an ultimate mine life that is expected to exceed 40 years. The IDP05 consists of a feasibility-level evaluation of an initial, large open-pit mine developed on the near-surface Southern Oyu deposits and a pre-feasibility-and scoping-level evaluation of the associated infrastructure, such as power supply, and at least two very large underground block cave mines at the Hugo Dummett Deposits.
It is contemplated that the open pit mine be developed in nine stages. The first three stages cover Southwest Oyu and the Wedge deposit, while later stages would expand to Southern Oyu and Central Oyu. Accordingly, the ore feed will focus on the gold-rich areas of the Southern Oyu deposits for the initial stages. Gold grades will drop significantly starting in stage 4 when production moves to South Oyu and Central Oyu. The IDP05 only addresses development of the first four stages of the open pit, with the remaining five stages available to expand the project life beyond the current schedule.
On the Hugo Dummett Deposits, block cave mining is contemplated. This method will require the development of deep production shafts to provide access for personnel, equipment and supplies and for hoisting ore and waste. IMMI has developed an approximately 1,200 m shaft to access Hugo North. The IDP05 contemplates a total of four shafts for Hugo North over the 15-year build-out. At appropriate depths, IMMI would commence lateral development to extract ore. On Hugo North, IMMI would extract the ore through two rows of lateral development (lifts). Mining would target the 2% plus copper shell identified in Hugo North. The Hugo South Deposit would also be developed through block-cave mining, but only under an expanded production mining scenario.
It is proposed in the IDP05 that ore be treated in a conventional flotation concentrator, using conventional technology. An ore-processing flow sheet was proposed based upon a large flotation concentrator using conventional 40-foot-diameter semi-autogenous (“SAG”) mills, ball mills and flotation. The current estimates for capacity are 20 million tpy (70,000 tpd) for the plant, with a second facility being built under the expanded case to accommodate a production increase to 40 million tpy (140,000 tpd). The concentrate would then be sold to smelters. During the initial three years of operation, mill feed would be primarily sourced from the Southwest Oyu open pit while the initial underground block cave mine at the copper-rich, higher-grade Hugo North Deposit was being developed. After year 3, production from the Hugo North Deposit would commence. By year 5, Hugo North would be the predominant source of mill feed for the concentrator. By year 6, open-pit production would be curtailed and only stages 1 and 2 of the ultimate nine-stage open-pit mine plan would have been mined. In this Base Case scenario, Hugo North would provide the mill feed to beyond year 40.
The Expanded Case, Phase 2 of the IDP05, would be initiated with a decision in year 3 to develop a block-cave mine at the Hugo South Deposit and proceed with the stripping of stages 3 & 4 of the open-pit mine. The capacity of the concentrator would be doubled through the addition of a second SAG milling circuit and related infrastructure increases, to increase the Oyu Tolgoi Project’s combined open-pit and underground production to at least 140,000 tpd by year 7. Hugo North mill feed, combined initially with feed from stages 3 & 4 of the open-pit mine, would ensure that the 140,000 tpd production rate was maintained. By year 12, when production from Hugo South would commence, underground production alone is expected to reach 140,000 tpd.
The IDP05 indicates that the Oyu Tolgoi Project could produce approximately 35 billion pounds of copper and 11 million ounces of gold over the projected, initial 35-year life of the mine, based on resource estimates delineated as at the date of the IDP05, with average annual production at approximately one billion lbs of copper and 900,000 oz of gold under the Expanded Case.
Following the reporting of the mineral reserve for the Southern Oyu Deposits, the IDP05 remains relevant in the context of a sensitivity showing overall development of the mineral resources at the Oyu Tolgoi Project. The IDP05 financial models were constructed using a base copper price of $1.00/lb and a base gold price of

$400/oz, and are based on interpretation of tax, mining and other relevant Mongolian laws in effect at the time. The estimated net present value (“NPV”) of the Oyu Tolgoi Project, assuming the Expanded Case production is developed as scheduled to 140,000 tpd at an 8% discount rate, is $3.44 billion before tax and $2.71 billion after tax. At a 10% discount rate, the NPV is $2.40 billion before tax and $1.85 billion after tax. At an 8% discount rate, the internal rate of return (“IRR”) of the Expanded Case is 19.75% after tax, and the payback period is 6.5 years. The IDP05 is a preliminary assessment report under the NI 43-101 guidelines and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would allow them to be categorised as mineral reserves, and there is no certainty that the preliminary assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
The engineering assessment of initial capital required to fund the open-pit mine and the associated milling complex, capable of processing 70,000 tpd, was estimated at $1.15 billion. In addition, $232 million would be expended during the same period to advance the development of the underground Hugo North Mine. This initial expenditure would carry the Oyu Tolgoi Project through a six-month ramp-up period to reach full production of 70,000 tpd.
The IDP05’s sensitivity analysis shows that the Oyu Tolgoi Project’s rate of return is most sensitive to changes in the copper price, followed by changes in operating costs, capital costs and copper recovery. The project is far less sensitive to changes in gold price or power costs.
The IDP05 was prepared in September 2005, prior to the implementation of amendments to the Minerals Law in the spring of 2006 and without reference to a completed Investment Agreement. IVN expects that the updated development plan will include several adjustments to the financial inputs and conclusions set forth in the IDP05 based on changes to mine planning and changing assumptions regarding price and costs to reflect current realities.
Current Status of Engineering and Construction
The engineering teams continued to advance the design and procurement areas for the Oyu Tolgoi Project in 2008. Design work was conducted in Shanghai, China, Vancouver, Canada, and North Bay, Canada. Fluor Canada Ltd. is conducting concentrator design, while Fluor China is conducting infrastructure design. Engineering work for underground development is being conducted by McIntosh Engineering Limited. A dedicated Ivanhoe power plant design team was located in Beijing. Central administrative and programme management functions are based in Shanghai. The procurement team in Shanghai secured critical long-lead items identified by the design teams. In early 2008 the site transitioned from a Fluor China management effort to an IVN managed site. This strategy was aligned with the maintaining a lower cost profile pending the execution of an acceptable Investment Agreement with the Government of Mongolia.
Concentrator
Detailed engineering design of the concentrator to accept 100,000 t/d of ore feed progressed. The location of the primary crusher was optimized to reduce truck haulage from the open pit and the design of the two kilometre overland ore transfer conveyor to the processing plant was completed. The approach and proposed equipment for replacing the liners in the mills were changed to reduce maintenance efforts and allowing for the completion of the mill’s general arrangements. A design review at an engineering completion level of 60% illustrated the need for an additional row of floatation cells; these cells were subsequently added to the design. In addition, further analytical test work established a higher criterion for recirculation in the concentrate cleaner circuit resulting in modifications.  Design of the tailings delivery system is complete. All long lead equipment has been purchased with the manufacturing of some complete, delivered and placed in storage pending construction authorization. Currently the engineering design of the concentrator is 75% complete.

Procurement
Commercial activity in 2008 focused on maintaining the critical long lead manufacturing time for required equipment, monitoring escalation factors of the overall Oyu Tolgoi Project and booking of manufacturing slots for less critical equipment. The second half of 2008 was largely centered on the sale of specific equipment to Rio Tinto.
At the close of the third quarter of 2008 IVN received $47.0 million from Rio Tinto for the purchase of large equipment to be used in the construction of the Oyu Tolgoi. This agreement was executed in August 2008 between IVN and Rio Tinto. The agreement provides for Rio Tinto to purchase certain project equipment already purchased or ordered by IVN while IVN and Rio Tinto continue to engage the Government of Mongolia in discussions on an acceptable Investment Agreement. IVN received a further $74.5 million on November 12, 2008, as part of the agreement, bringing the aggregate amount received from the sale of the equipment to approximately $121.5 million. IVN will use these funds for future development of the Oyu Tolgoi Project.
Site / Infrastructure
The completion of No.1 Shaft on January 27, 2008 marked a significant milestone at Oyu Tolgoi allowing for the commencement of underground development, a new phase in the history of the copper-gold mining district. The balance of construction activity focussed on completion of underground camp utilities and installing a construction and potable water line. This activity is in line with the strategy to support the construction workforce upon full project release. Long term generator power, multiple water wells, and a sewage treatment plant create a viable camp suited to the Gobi’s harsh conditions.
The Infrastructure Engineering team, led by Fluor China, in Shanghai progressed from basic to detailed design for work packages developed in 2007. This advancement of engineering allowed for better definition of costs estimates and build out of required materials. Additionally, engineering was commenced on a heavy equipment truck shop, power plant and power integration design, and the procurement preparation for a fleet of construction mobile equipment.
Underground Construction
IMMI completed the construction of No.1 Shaft to the full depth of 1,380m in January 2008 as planned. Shaft No.1 has a diameter of 7.3 m, is concrete lined to a finished diameter of 6.7 m, and includes a headframe, hoisting facilities, power station, air compressors and ventilation equipment. The design allows for future conversion to permit the shaft to be used as a permanent hoisting facility. Following completion of the shaft loadout facilities in March 2008, two lateral characterisation drives were commenced at the proposed Lift 1 elevation of the Hugo North block cave mine. The drives have enabled further resource drilling which will provide geotechnical information to support completion of the mine design and become part of pre-production program for the development of the initial block cave.
A total of 594 m was developed laterally at 1300 level by the underground mining contractor utilising IMMI’s fleet of underground mining equipment. The development included the establishment of the “station” at the 1300 level and incorporated a substation, refuge chamber, pump station and heavy equipment workshop. On August 16, 2008 an incident occurred which involved the bottom half of a tank, weighing approximately 1600kgs, falling down the shaft from the 205m to the 1300m level. There were no injuries, however, the consequence of the incident was significant damage to the shaft infrastructure including ventilation ducting, pump stations, electrical and other services. Shaft repairs were subsequently performed and concluded in February 2009.

Other work conducted during 2008 was the development of the pre-production development implementation plan. The draft plan, which was developed during Q3 2008, outlines the schedule and methodology with the objective being to maximise the value from Shaft No. 1 before Shaft No. 2 is commissioned. In November 2008, underground operations were scaled back with a reduction of the workforce by 50%. Work has continued on day shift only.
Construction of No.2 Shaft started in 2007 with the excavation of the shaft collar. By December 2007, concrete work had been completed back up to a point 13 m below the surface. Shaft No. 2 will be a combined production/service shaft and is being designed to accommodate two 54 tonne capacity skips and a cage with a payload capacity of 44 tonnes. The shaft will have a finished diameter of 10 m and will be sunk to an initial depth of 1,466 m. No work was undertaken on site for Shaft No.2 during 2008, however detailed engineering progressed as planned.
Current Exploration Activities
In 2008, IVN completed approximately 36,092 m of drilling on the Oyu Tolgoi project with 19,224 m on Heruga and 9000m on the area between Heruga and SW Oyu. An additional 870 m of drilling has been completed on the area between Heruga and SW Oyu in early 2009.
The 30 holes drilled up to 15th February 2008 have been included in the last Heruga resource estimate, since that date 14 drillholes have been drilled that have targeted the western, southwestern and northern ends of the Heruga deposit.
Drilling at the northern end of Heruga has significantly extended the strike length of the Heruga deposit, in particular, hole EJD0034, the easternmost hole on the 4759500N section located just south of the Entrée Gold-IMMI JV licence boundary intersected approximately 200m of 1.8 g/t Au and 0.43 Cu between 1602m and 1830m. This mineralisation is open to the east.
In the next section, 200m to the north across the JV boundary in IMMI mining licence, three holes have been drilled on the 4759700N section, mineralisation appears to be offset to the east by a NE directed fault, the easternmost hole in the section OTD1490 intersected 224m of 0.65g/t Au and 0.43 Cu from 1540m, including 68m of 1.1g/t Au and 0.35 Cu from 1696m. The mineralisation is open to the east and north.
Additional drilling is still outstanding within the main Heruga Ore zone to complete the initial inferred pattern, once this is complete in 2009 Ivanhoe intends to update the Heruga resource estimate. Approximately five holes are still outstanding to complete the pattern.
Further to the north, drill holes OTD1487 and OTD1484 targeted a deep IP feature 1.5km south of SW Oyu and 1.5km north of Heruga. OTD1487A intersected 369.3m of 0.83g/t Au and 0.53% Cu, including 78.3m of 2.13Au and 0.82 Cu below 2258m. The hole ended at 2336.3m in mineralisation. Drilling is continuing on this section; ultimately it is hoped that the weak IP anomaly connecting Heruga to SW Oyu might be proven to represent a continuous zone of mineralisation between the two deposits, albeit faulted and displaced by later events.
During 2008, detailed ground magnetometer surveys with continuous readings on 25m line spacing were carried out over Heruga and its extensions to the southwest and northeast; and also over the Hugo Dummett North extension area. Detailed geological mapping is ongoing at Heruga over the same area as the ground magnetometer survey. These surveys have resulted in a far better understanding of the geology. The most important feature of note is a north-northeast striking belt of andesitic dykes intruding a belt of Carboniferous Ignimbrites and volcanics that is the surface manifestation of the zone between the east and west Bor Tolgoi faults.

Broader reconnaissance geological mapping is also ongoing south of the OT licence. The highlight of this mapping is the discovery of a faulted extension to the surface geology that hosts Heruga. The extension is displaced 2-3km to the west of the southern end of Heruga and continues for another 3 km before being cut off by younger granites. An IP anomaly is present where mineralisation might be expected at depth below the Devonian cover rocks.
Ovoot Tolgoi Coal Mine, Mongolia
The information in this section regarding the Ovoot Tolgoi Coal Mine is derived from the Ovoot Tolgoi Technical Report. The scientific and technical information relating to the Ovoot Tolgoi Technical Report was prepared by or under the supervision of Stephen Torr, P. Geo and Gene Wusaty, P. Eng, both non-independent qualified persons within the meaning of NI 43-101.
Project Description and Location
The Ovoot Tolgoi Coal Mine is located in the southwest corner of the Omnogovi Aimag (South Gobi Province) of Mongolia within the administrative unit of Gurvantes Soum, 320 km southwest of the provincial capital of Dalanzadgad and 950 km south of Ulaanbaatar, the capital of Mongolia.
The Ovoot Tolgoi Coal Mine resource areas are adjacent to the existing Mak-Qin Hua Mine, which currently consists of two open-pit mines on MAK-Qin Hua’s 2,876 ha mining licence. The MAK-Qin Hua Mine is mining coal from the 5 Seam, which contains premium steam and coking quality coal.
The Ovoot Tolgoi Coal Mine is composed of three resource areas: the West Field, the South-East Field (both of which are surface projects) and the Underground which is the down dip extension of the West Field. The West Field and South-East Field are contained entirely within the Ovoot Tolgoi Mining Licence that was granted to SouthGobi on September 20, 2007 (and which expires on September 20, 2037) and covers an area of 9,308 hectares. The Ovoot Tolgoi Mining Licence provides for the development of an open-pit coal mine, and allows for both surface and underground mining methodology, although SouthGobi will have to file additional information on an underground mine once the data becomes available. SouthGobi also controls an additional three MELs on the Ovoot Tolgoi Coal Mine area covering approximately 109,664 hectares.
In April 2008, SouthGobi received an approval to mine from the Mongolian Government and subsequently commenced mining and stockpiling coal from the West Field. Coal sales at the mine gate were initiated in September 2008.
The Mongolian government grants exploration licenses for a period of three years with the right to extend the period twice for two additional years each. Exploration license holders are subject to various environmental protection obligations. Following a successful exploration program, an exploration license holder can apply for a mining license to any portion of the exploration license. A mining license is granted for a period of 30 years, with the right to extend the period twice for 20 additional years with each extension.
Any coal extracted and sold during exploration is subject to a royalty rate of 2.5% and 5% of the sales value for domestic and international sales, respectively.
Accessibility, Climate, Local Resources, Infrastructure and Physiography
The surface expression at the Ovoot Tolgoi Coal Mine ranges from flat, gravel-covered desert plains to moderately hilly terrain. Surface elevation ranges from 1515 to l555 m above sea level. Vegetation is sparse, consisting primarily of small shrubs and grasses. The region experiences a continental desert climate. Temperatures typically range from 0 degrees Celsius to -30 degrees Celsius in the winter, increasing to 30 degrees Celsius to 35 degrees Celsius in the summer months. High winds occur frequently, particularly throughout the spring. Average rainfall is approximately 530 mm with most precipitation occurring during the summer months. The weather is acceptable for exploration activities from mid-March through October. The climate is conducive to year-round mining operations.
An on-site airport was permitted in September 2006 and completed in September 2007, and Ovoot Tolgoi can now be reached via chartered aircraft from Ulaanbaatar via twice-weekly chartered flights. Regular air service is also available from Ulaanbaatar to Dalanzadgad. Travel from Dalanzadgad to Ovoot Tolgoi takes approximately seven hours over unpaved roads. All parts of the property can be reached with four-wheel-drive vehicles.
A new Chinese rail line was completed to the Mongolian border and became operational during 2006, connecting the Ovoot Tolgoi area with the interior of China. The railroad terminus is approximately 45 km south of the resource areas at Ovoot Tolgoi. Coal trucks travel overland from the neighbouring MAK-Qin Hua Mine to the railroad terminus located on the Chinese side of the border. Electrical power is available from a powerline, if required, distributing power from China to the MAK-Qin Hua Mine. There is currently no surface water available in the immediate area of the Ovoot Tolgoi deposit. Water for the camp and shop complexes is being supplied from water supply wells drilled near each location as part of hydrological investigations. The infrastructure plans include water treatment to allow well water to be used for potable purposes.
Detailed mine planning is on-going including: design of potential waste disposal areas; equipment acquisition; on-site housing; water usage; mine staffing requirements; and mine management.
History
The first geological investigations at Ovoot Tolgoi occurred between 1951 and 1952 and included mapping at a scale of 1:500,000. Coal was first identified at Ovoot Tolgoi in 1971. The first comprehensive study of the Ovoot Tolgoi deposit was undertaken in 1991. This study included field mapping, trenching, the drilling of 34 boreholes, analysis of coal quality, and the calculation of resources for the two most promising resource areas, now controlled by MAK-Qin Hua.
The Ovoot Tolgoi Coal Mine is adjacent to and surrounds the MAK-Qin Hua Mine, which commenced operating in 2003. The MAK-Qin Hua Mine is currently extracting coal from two open pits in the 5 Seam. The mine operates with a mixed Chinese and Mongolian workforce estimated at approximately 100 miners. Coal and overburden are removed by excavators and front loaders. Road-hauling tractor-trailer trucks are loaded directly in the mine.
SouthGobi acquired its interest in the Ovoot Tolgoi Coal Mine from Ivanhoe in May 2007 pursuant to the terms of the Coal Transaction.
Production began at the Ovoot Tolgoi Coal Mine in April, 2008. Monthly production for 2008 is set out in the table below.

		2008 Production
Production Report	Units	Forecast Year	Budget Year	Actual *
Total Waste Mined	BCM	2,300,423	1,500,000	2,535,520

Total Coal Mined	Tonnes	1,299,258	1,000,000	1,158,212
Thermal	Tonnes			218,310
Premium	Tonnes			939,902
Coking	Tonnes	—	—	—

Stripping ratio	bcm/ton	1.77	1.50	2.19

*	Note: Actual production is for calendar year 2008.
Geological Setting
The South Gobi region of Mongolia has a geologic history of continental accretion and Basin and Range style crustal extension followed by compressional folding and faulting. The region is dominated by elongate, east-west trending mountain ranges and intervening basins, which comprise sedimentary rocks of Late Cretaceous to Permian age, overlain by a relatively thin Quaternary gravel layer or thin Aeolian deposits. Mountain ranges between the basins comprise mostly crystalline basement rocks dominated by intermediate to high angle faults that show evidence for both compressional and extensional movement. The most prominent structure relating to the coal deposit is the arcuate, east-west-trending, moderately-dipping Nariin Sukhait fault where the Late Permian coal-bearing section is exposed in a window adjacent to it in the MAK Mine West Pit.
Coal Occurrences
Initial geological work at Nariin Sukhait was undertaken by Exploration Unit No.15 of the Ulaanbaatar Geological Research Group in 1991 and a summary report by the Mongolian State Geological Centre described the existence of 10 coal seams. The overall estimated thickness of the coal-bearing section is 1,370 m with the cumulative thickness of the coal ranging from 68 to 250m, which is mostly within the No. 5 Seam.
Exploration by SouthGobi Sands focused on the No. 5 Seam and defined additional resources in packages of “upper seams” located above this horizon. This work showed that what was previously named as a single seam often contains a number of discrete seams separated by rock partings of highly variable thickness and extent. Interburden between the coal seams is dominated by sandstones and conglomerates, whereas partings within the seams are mostly mudstones and carbonaceous mudstones. Modeling organized the coal seams into coal series. The original No. 5 seam has retained that designation, but with the discovery of correlatable splits above and below they were included into the No. 5 Series.
No. 5 Seam dips at about 30 to 60 degrees and is 20 to 50m in true thickness. The projected depth of overburden reaches 650m in the underground No. 5 Seam resource block. Additional resource potential exists in the No. 5L Seam below the No. 5 Seam, which is present within the planned open pit area. Current data indicates the No. 5L Seam averages 53m in thickness and is 79m on average below the No. 5 Seam, but varies between 0m (coalesces) and 157m. The remainder of the coal resource is found in the Nos. 8, 9, and 10 Series that each contains multiple discreet seams. Nos. 4 and 7 Seams are recognized in drill holes, but are not significant resources. Nos. 1, 2, and 3 Seams that were described in the early work at Nariin Sukhait have not been identified on SouthGobi Sands property.

The coal-bearing rocks at Ovoot Tolgoi are believed to be of late Permian age. Coal was deposited along the margins of tectonically active continental basins. The region has subsequently undergone basin and range style extensional tectonics followed by a period of compressional folding and faulting.
The South Gobi region of Mongolia reflects a complex geologic history of continental accretion and basin and range style crustal extension. The region is dominated by elongated, east-west trending mountain ranges and intervening basins. The intervening basins comprise sediments of Late Cretaceous to Permian age, overlain by a relatively thin Quaternary gravel layer or thin aeolian deposit. The mountain ranges separating these sedimentary basins comprise mostly crystalline basement rocks dominated by intermediate to high angle faults that show evidence for both compressional and extensional movement.
Coal Quality
Composite quality analyses previously performed in 2005 and 2006 on SouthGobi’s Ovoot Tolgoi mining license area indicate the coal rank to be high volatile B to high volatile A bituminous, based on the ASTM D388 standard. Previous Soviet-Mongolian government studies utilized Soviet standards and determined the rank to be of the GJO and IGJO groups, equivalent to high-volatile bituminous coals. High volatile B and A bituminous coals are hard black coals. High volatile B produces between 7212 to 7785 kcal/kg and high volatile A produces greater than 7785 kcal/kg heat output.
The 2007 and 2008 exploration drilling results continue to indicate potential coking and semi-soft coals at the West Field, as well as lower ranked thinner coals. Detailed sample analyses have identified the coal at Ovoot Tolgoi to be a mixture of thermal and metallurgical grade coal. Regionally, the coal is generally low ash (less than 20 percent, air-dried basis) and sulphur approximately one percent. Inherent (or residual moisture) in the coal is less than 2 percent of the coal. Free Swelling Index ranges in values from non-coking (less than 2) to coking (greater than 4).
Structural Geology
West Field
The West Field is on Southgobi sands land near the southwest corner of the MAK mining license. Coal resources occur west of the MAK open pit mine. Current data indicates that a thrust fault system controls the distribution of coal, which previously was interpreted as a southwest-plunging anticline. This interpretation divides the West Field into the southern and northern resource blocks with the more steeply dipping rocks of the southern block moved over the northern block, which contains a repeat of the upper series (Nos. 8, 9, and 10 Seams). The coal seams in the north block flatten out (30 — 40 degree dip) and indicate a number of small folds and faults. The majority of resources are in the No. 5 Series, but significant resources are also in the Nos. 8, 9, and 10 Series.
South-East Field
The No. 5 Seam is currently being mined by MAK in this area. The coal-bearing section is a southeast-dipping homocline.
Underground
The Underground resources in the West Field area represent the down dip extension of the stratigraphy discussed for the West Field. Current exploration has been focussed on the delineation of 5 Seam resources. Overburden above the No. 5 seam can reach up to 650 metres and consists of sandstones and conglomerates. The apparent average thickness for the No 5 seam is 53m.
Deposit Types

The Ovoot Tolgoi deposit has been subjected to a relatively high degree of tectonic deformation. Coal seams explored to date sit in the hanging wall (upper plate) of an east-west trending, regional thrust fault. The hanging wall stratum has been further modified by secondary folding, normal and reverse faulting. Coal seams within the two fields are typically inclined in excess of 35 degrees. Fold segments and fault-bounded blocks however, generally retain normal stratigraphic thicknesses and continuity. The Geology Type for the West Field has been determined to be “complex”. The Deposit Type at Ovoot Tolgoi West and South-East Field is considered to be a “surface” mineable deposit, while the deposit type for the Underground is considered to be a potential “Deep” mineable deposit at depths greater than 250 m.
Mineralisation
Mineralized zones in the Ovoot Tolgoi deposit are in a zone of upper-Permian sedimentary rocks exposed in the hanging wall of the Nariin Sukhait fault as described above. Early work adopted the seam nomenclature with the thickest in the middle of the sequence designated the No. 5 Seam and upper seams named in ascending order. Re-organization into a series basis was done following additional discoveries (see table below).
Ovoot Tolgoi Coal Seam Characteristics

South-East Field
Series	Seam	Count	Thickness Range (m)*	Mean Thickness (m)*
5-Series	592U	1	21.9 – 21.9	21.9
	590U	14	1 – 23.4	8.8
	580U	15	0.96 – 8.6	4.5
	570U	17	0.6 – 11.7	4.5
	5U	38	1.04 – 74.1	24.2
	5UB	28	0.9 – 53.1	6.0
	580	26	1.06 – 16.6	3.6
	570	48	1.2 – 30.7	8.1
	5	97	0.9 – 156.7	53.4
	5B	44	0.6 – 100.1	15.5

4-Series	4	19	1 – 30.3	7.67

West Field
Series	Seam	Count	Thickness Range (m)*	Mean Thickness (m)*
10-Series	1050	23	0.34 – 16	2.7
	1040	33	0.36 – 14	3.4
	1030	39	0.5 – 4.7	2.2
	1020	49	0.78 – 10.28	3.4
	1010	45	0.6 – 6.08	2.9
	10	57	1.9 – 19.76	9.4

9-Series	998	19	0.48 – 4.16	1.8
	996	15	0.44 – 5.5	3.0
	990	56	0.46 – 5.1	1.6
	980	77	1 – 27.9	8.5
	970	68	0.6 – 9.18	3.2
	960	65	0.6 – 6.8	2.2
	950	67	0.46 – 11.7	1.7
	942	43	0.28 – 5.16	1.5
	940	88	2.1 – 31	13.0
	9	75	0.7 – 7	2.3

West Field
Series	Seam	Count	Thickness Range (m)*	Mean Thickness (m)*
8-Series	811	25	0.5 – 4.4	1.9
	810	84	0.16 – 17.6	4.6
	8	44	0.34 – 12	2.2

5-Series	5	47	1.38 – 134.24	51.5
	5B	12	1.26 – 14.7	6.4
	5L	15	3.56 – 141.24	43.1

(*Based on apparent thickness from drill intercepts)
Coal seam characteristics from the surface resources exploration programs have been used to characterise, interpret, and project the stratigraphy and structure of the Underground mine area. Coal seam characteristics from the 2007 or 2008 exploration program have not been taken into account for the Underground resource estimate. The Underground resource estimate focuses on the mineralisation of the No. 5 Seam in the West Field within the potential underground coal mining area. The potential underground mine areas are down-dip and adjacent to the proposed surface mine for the No. 5 Seam in the South-East Field and the West field where drilling information was prevalent.
Exploration
Exploration began in late 2004 with the completion of five boreholes in the Ovoot Tolgoi deposit area now within the mine license controlled by SouthGobi. Exploration continued in 2005, 2006 and 2007 with the emphasis on delineating surface resource potential, but also included general exploration activities along the entire Nariin Sukhait trend. Exploration in 2008 focused on expanding the underground resource potential. Exploration activities included: geological mapping; satellite imagery; geophysical surveys; trenching; and drilling.
Contractors
Exploration geology fieldwork, including reconnaissance mapping, trenching, geologist descriptions of drilling returns, geotechnical data field logs, and database development, was contracted primarily to Sapphire, supervised initially by IMMI, then later by SouthGobi. Norwest provided assistance in the review of activities and interpretation of results in 2005 and 2006, while SouthGobi directly supervised and provided assistance to Sapphire in the review of activities and interpretation of results in 2007 and 2008. Sapphire has a three-year service record of providing competent exploration geologists for mapping, drilled lithology description records, rock quality determination, fracture frequency, field point-load testing records, field free swelling index tests, sampling, sample preparation, and sample security in accordance with quality assurance procedures implemented in 2005. Standardized log forms for recording all geologic data and laboratory instruction forms are in English and have been employed since 2005.
Results
Geological mapping, analysis of satellite imagery, 3-D and 2-D surface resistivity surveys were used to define the trend of the coals seams and interprets structure and geology. Potential targets identified with these techniques were tested with trenches cut perpendicular to the apparent strike, exposing coal seams near the surface. Coal seams were subsequently tested by drilling.
Exploration work has identified five different coal zones, or packages, consisting of one or more coal seams within a distinct stratigraphic horizon. Most of the work has focused on identifying resources within the thick seams of the 5-Zone, with additional resources in the 8-, 9-, and 10-Zone above this.
Drilling

Limited drilling took place under Soviet/Mongolian government-sponsored exploration programs. Below is a table setting out the historic drilling at the West and South-East Fields. The table below sets out the drilling history at the Ovoot Tolgoi Coal Mine. Drilling in 2008 in the underground area is included in the West Field meters.
Drilling History at Ovoot Tolgoi

		Reverse
		Circulation		Rotary		Core		Combination
									Meters	Management
		No.	Meters	No.	Meters	No.	Meters	No.	Drilled	Company/Field
Field	Year	Holes	Drilled	Holes	Drilled	Holes	Cored	Holes	/Cored	Geologist Company
South-East	2004					5	750			IMMI
	2006	76	14,425	18	2,807	34	5,525			IMMI
	2007	11	4,855	12	1,999	5	1,860			SouthGobi/Sapphire

West Field	2005	70	12,861	17	2,223	13	2,034	—	—	Norwest/Sapphire
	2006	48	10,203	—	—	25	5,737	—	—	Norwest/Sapphire
	2007	—	—	22	4,936	5	1,958	3	1,236	SouthGobi/Sapphire
	2008							41	21,189	SouthGobi/Sapphire
Major Drilling Mongolia and Tanan Drilling provided drilling services for SouthGobi during 2005 and 2006. Holes drilled in West Field in 2007 used either rotary, core drilling, or a combination of the two, and were approximately 96 to 495m in total depth. Exploration continued in the deeper underground area of the west field in 2008 with hole lengths between 100m and 800m.
Core logging and sample handling was performed by Sapphire under Norwest supervision during the 2005 and 2006 drilling programs and under SouthGobi supervision for the 2007 drilling program. Core was retrieved, logged, and sealed according to Norwest conventions established in 2005. Each core run was measured for total core cut versus core recovered. Photographs were taken at 0.5m intervals. Coal showing distinct lithologic variation was sampled separately, as were partings over 0.05m. Otherwise, coal intervals with a uniform appearance were bagged in 0.6m sample increments as per the core box length. When zones of core loss greater than 0.1m were encountered, separate samples were collected both above and below the zone. Intercept depths and seam thickness are reported in apparent thickness.
Sampling Method and Approach
The majority of exploration holes have been drilled with rotary techniques which offer the opportunity only to sample drill cuttings. All quality analyses used for modeling have been restricted to core samples, and, for the 2005, 2006 and 2007 drill programs, this has been restricted to triple-tube coring equipment. Forty-two core holes have been drilled at the West Field representing approximately 26% of the total number of core holes drilled.
Some of the initial core holes at Ovoot Tolgoi were drilled with single-tube Russian made core equipment. The bulk of the core drilling at Ovoot Tolgoi has been done with wireline drilling systems and modern, triple-tube core barrels. All of the triple-tube coring during the 2005 and 2006 drill programs was performed under Norwest supervision, while triple-tube coring completed during 2007 was performed under SouthGobi’s supervision. Core logging and sample handling was performed by Sapphire under Norwest supervision during 2005 and 2006 and under SouthGobi’s supervision during 2007.

Core was retrieved, logged and sealed according to Norwest conventions established in 2005. Each core run was measured for core cut and recovered. Photographs were taken at 0.5 m intervals. Coal showing distinct lithologic variation was sampled separately, as were partings over 0.05 m. Otherwise, coal intervals with a uniform appearance were bagged in 0.6 m sample increments as per the capacity of the core box length. When zones of core loss greater than 0.1 m were encountered, separate samples were collected both above and below the zone.
In 2005 and 2006, reverse circulation drilling provided cuttings samples of relatively good integrity. Samples were collected at 1.0 m intervals, and the cuttings were laid out in rows on the ground. The site geologist would then examine the cuttings and produce a geologic log. Intervals with coal were sampled and sealed in plastic bags. A portion of the reverse circulation samples collected were used for basic proximate and thermal analysis as a comparison to the core samples.
The remainder have been stored in Ulaanbaatar. A number of additional holes were drilled with a conventional air-rotary system. Cuttings were generally logged in a similar fashion as for reverse circulation drilling. Core drilling has been used where it is desirable to collect complete representative samples of the coal seams, observe structural details, and to more accurately measure the depths of lithologic contacts. In 2007, all holes were drilled with conventional air-rotary drills or were cored.
Sample Preparation, Analysis and Security
Samples have been collected from drill core and reverse circulation cuttings and recorded by field geologists employed by Sapphire under the supervision of Norwest during the 2005 and 2006 drilling program and under SouthGobi’s supervision for the 2007 drilling program. Collected samples were submitted for analysis using methods that are standard for the coal industry. The specific process used by Norwest for the Ovoot Tolgoi drilling program is described below.
Core drill Samples
Core drilling was used to collect complete representative samples of the coal seams, observe structural details, and to accurately measure the depths of lithologic contacts. Although some of the initial holes were drilled with single-tube Russian made core equipment, the majority of core drilling was done with wireline drilling systems and triple-tube core barrels. Work was conducted by Sapphire under Norwest supervision during the 2005 and 2006, whereas in 2007 it was under SouthGobi supervision.
Core was retrieved, logged, and sealed according to Norwest conventions established in 2005. Each core run was measured for total core cut versus core recovered. Photographs were taken at 0.5m intervals. Coal intervals with a uniform appearance were bagged in 0.6m sample increments as per the core box length; however, coal with distinct lithologic variations and partings over 0.05m were sampled separately. When zones of core loss were greater than 0.1m, separate samples were collected above and below the zone
Reverse Circulation Samples
Samples are collected at 1.0 m intervals into plastic bags. The bags are labeled on the outside with both the drill hole and sample number and sealed with plastic tape to prevent excessive moisture loss. Samples are then grouped by hole into larger bags, packaged and transported to Ulaanbaatar. A portion of these samples have been sent to the Mining Institute Laboratory in Ulaanbaatar for proximate and thermal analysis. The remainder of the samples have been stored at SouthGobi’s facilities. SouthGobi elected to eliminate reverse circulation samples for the 2007 drilling program and only cored sample analyses was used as the most reliable data.
In coal work, additional special security methods for the shipping and storage of samples are not commonly employed, as coal is a relatively low-value bulk commodity.

Data Verification
Between 2005 and 2006, Norwest directly managed the exploration program from conceptual planning of exploration targets, through data collection, to interpretation and analysis and has provided on-site management throughout the great majority of the exploration project.
Data collection was performed under a defined set of protocols in which Norwest site geologists are responsible for the training and administration of data collection procedures and for reviewing all data.
Upon completion of a drill hole, the geologic and geophysical logs were reviewed by a Norwest geologist. All geologic, geophysical, and sampling data is entered and maintained in an electronic database. All mapping was entered and maintained in electronic format on a CAD-based system. The geologic data was entered into an electronic system on-site. The data was then forwarded on a routine basis to Norwest’s office in Salt Lake City. Results from the coal quality testing were then added.
During 2007, although Norwest was no longer involved with the Ovoot Tolgoi Coal Mine, those field protocols established by Norwest and implemented by Sapphire field geologists were continued, supervised by SGS personnel.
Mineral Processing and Metallurgical Testing
Mineral processing and metallurgical testing has included testing to determine sulphur, thermal value, coking characteristics, grindability and trace element analysis. Testing has also included proximate analysis for moisture, ash, volatile matter and fixed carbon.
The sample analyses show that the coal at Ovoot Tolgoi includes both thermal and metallurgical grades. Regionally, the coal generally has an ash content that is less than 20% (dry basis) and sulphur at about 1%. Free swell index is variable and ranges up to 4 or more. Inherent moisture in the coal is less than 2%.
Coking characteristic tests include the Gieseler Plastometer, Audibert-Arnu Dilatometer, Reactive Maceral Analysis (petrographics), Phosphorous content, free swelling index and Trace Element Analyses. A Hardgrove Grindability index (test) has also been conducted in order to describe the coal handling characteristics.
Geologic reviews conducted by TAG in 2007 indicate the distribution of the three coal product types, hard coking coal, semi-soft coking coal and thermal coal is not uniform throughout individual or between separate coal seams at West Field. Coal is of hvA rank with relatively low sulphur values with a variable free swelling index which ranges up to 6.5.
Mineral Resource Estimates
Approach
CIM Standards referenced the GSC Paper 88-21 were used during the classification, estimation and reporting of coal resources for the Ovoot Tolgoi Coal Mine. Under GSC Paper 88-21 guidelines, the term “resource” is utilised to quantify coal contained in seams occurring within specified limits of thickness and depth from surface. The resource estimations contained within are based on in-situ tonnage and are not adjusted for mining losses or recovery. However, minimum mineable seam thickness and maximum removable parting thickness are considered, with coal intervals not meeting these criteria not being included in the resources.
Resources are classified as to the assurance of their existence into one of three categories: measured, indicated or inferred. The category to which a resource is assigned depends on the level of confidence in the geological information available. GSC Paper 88-21 provides guidance for categorising various types of coal deposits by levels of assurance. Resources and reserves are further classified in GSC Paper 88-21 as to the assurance of their existence into one of four categories, using the criteria for coals found in Geology Type “complex” conditions, as shown in the table below.
Criteria Used to Define Assurance of Existence for Coals in Complex Geology Type

	Assurance of existence category
Criteria	Measured	Indicated	Inferred
Cross-section spacing (m)	150	300	600
Minimum number data points per section	3	3	3
Mean data point spacing (m)	100	200	400
Maximum data point spacing (m)	200	400	800
Surface coal resources at the Ovoot Tolgoi Coal Mine are estimated for the categories of measured indicated and inferred and are shown in the table below. The West Field resource estimate is as of June 20, 2008 based on data to December 31, 2007. The resource estimate for the South-East Field is as of December 31, 2006.
Ovoot Tolgoi West Field and South-East Field In-Place Surface Coal Resources Summary(1)

		Measured	Indicated	Inferred
Resource Area	ASTM Coal Rank	(Tonnes)	(Tonnes)	(Tonnes)
South East Field	hvB to hvA	49,752,000	15,987,000	6,502,000
West Field	hvB to hvA	74,973,000	27,687,000	18,761,000
Total		168,399,000(2)		25,263,000

(1)	Mineral resources are not mineral reserves until they have demonstrated economic viability based on a feasibility or pre-feasibility study.

(2)	Measured plus indicated.
Holes drilled in the 2007 exploration program were included in the resource estimation for the west field. 2008 drilling which concentrated on extending the 5 seam at depth were not included in the 2008 estimate of the west field.
Underground
The potential underground mine area for the West Field No. 5 Seam is currently located down-dip and adjacent to the planned surface mining operation where the prevalent amount of drilling information exists. The underground coal resources identified for the purpose of this study are from 250 m depth to a depth of approximately 650 m below the surface.
The criteria and guidelines used to estimate the underground resources are substantially similar to those used to estimate the resources on the West Field and South-East Field, as described above.
TAG completed resource estimations effective as of March 13, 2008 for the No. 5 Seam in the potential underground mining area in the West Field. The resources estimates are based on data acquired by SouthGobi’s exploration program through December 2006. Drilling results from the 2007 and 2008 exploration program were not included in the resource estimation.

The underground coal resources as of March 13, 2008 for the No. 5 Seam in the West Field are as follows:
West Field Underground Resources(1)

		Measured		Indicated	Inferred
Resource Area	ASTM Coal Rank	(Tonnes)		(Tonnes)	(Tonnes)

West Field (underground)	mhB to hvA	3,867,000		12,590,000	36,735,000
Total		16,457,000	(2)		36,735,000

(1)	Mineral resources are not mineral reserves until they have demonstrated economic viability based on a feasibility or pre-feasibility study.

(2)	Measured plus indicated.
Mining Operations
Mining Method
The resources at the surface of the West Field are best mined through multiple open pits. Hydraulic excavators and trucks have been determined to be the optimum and proven method for surface mining of dipping, complex coals with multiple pits.
Production Forecast
The ramp up schedule to increase production at the West Field is as follows:
Production Forecast

Period	Coal Production
Tonnes (000)
Year 1	1,000
Year 2	1,500
Year 3	3,000
Year 4	4,000
Year 5 and beyond	5,000
In order to achieve the targets set out above, the border crossing scale-house and corresponding section of road must be completed and the transport of coal on public roads must be approved by the relevant authorities.
Coal Beneficiation
SouthGobi’s management currently believe there is no requirement for washing of Coal at Ovoot Tolgoi in the present market. The in-situ raw coal quality for the No. 5 Seam is low ash, low sulphur and hence there is limited value to be added through beneficiation. There may be value to be added with Nos. 8, 9 and 10 seams which have partings or higher ash content. Despite the high in-situ coal quality, the seams dip at a relatively steep angle and there is the possibility that the narrower seams may be effected by dilution from partings during mining. This will be a function of equipment size and production rates and hence the degree of dilution may change over time. SouthGobi has started initial screening and washability tests on the Nos. 8, 9 and 10 seams. At some point in the future it may also be possible for SouthGobi to access the more lucrative export market where tight coal specifications generally require that coal be washed to produce a standardized product.

Markets
Currently all production from the West Field mining operations will be marketed and sold into China. This includes thermal, premium thermal, and coking coal production. Company management continues to develop markets for the premium quality coals.
Contracts for Sale of Products
As of March 23, 2009, a total of 200,600 tonnes of coal have been exported. Four contracts totalling 1.2 million tonnes of sales for 2009 are in place and additional tonnages are presently being negotiated. Currently shipping and border crossing logistics are in place and continue to improve.
Environmental Conditions
The West Field mining operation has received approval of its detailed Environmental Impact Assessment and Environmental Protection plan from the Mongolian Ministry of Nature and Environment.
SouthGobi is constructing a large pond to contain all pit water. Standards being used to construct of the pond were typical of international standards, with a clay material being layered and compacted for a berm and pond base.
Topsoil is being removed and stored for final reclamation. Acid/Base analysis of rock has not been completed; however, acid drainage is not anticipated due to the low sulphur value of the coals. Should acid material exist, the plan would be to excavate and encapsulate separately in the waste dumps.
There are no endangered plants in the Ovoot Tolgoi Mining Licence area. SouthGobi is planning to purchase environmental monitoring equipment (dust gauges) to monitor dust generating for the West Field mining operations.
Recycling of waste oil is completed by the fuel contractor and completed inexpensively on a dead-head haulage back to Ulaanbaatar. Other non-toxic waste recyclables are given to a local village to add income and provide work opportunities.
Taxes
The following lists taxes, royalties, and other government levies applicable to the West Field mining operation: royalties — 5% for export coal sales at mine gate; property tax — 0.6% on acquisition value; mining licence — US$5/ha x 9,308 ha = US$46,540/year; VAT — 10% refundable; income tax — 10% of the first 3B MNT, 25% thereafter; and depreciation — 7 years on equipment, 40 years on fixed assets.
Payback of Capital
SouthGobi has not completed an economic analysis that complies with securities regulation which effectively precludes disclosure of a discussion of the payback period of capital with imputed or actual interest. It is expected that a discussion of the payback period of capital will be prepared and disclosed as part of a future feasibility study.
Exploration and Development
In 2008 a major exploration program was undertaken to infill the underground area. The results of this program are still being interpreted, however the initial lithological logging confirms the down dip and lateral continuity of the 5 seam in the potential underground area. It is intended to update the underground resources of the west field in the 2nd quarter of 2009. This same type of program is planned to be carried out in 2009 on the South-East Field.
Other Projects
Mongolia
IVN, through its 100% subsidiary IMMI, operates an exploration program in Mongolia. The program has been reduced substantially from previous years; IVN now holds approximately 250,000 hectares of land in 10 separate licenses including JV licenses, compared with 3,829,519 hectares at the start of 2008. Of these licenses, 25,936 hectares constitute the Kharmagtai group of three licenses (a joint venture with SouthGobi), 68,376 hectares constitute the Javkhlant Uul group of four licenses, 53,290 hectares constitute the Tumen-Ulzii Uul license (a joint venture with GoviEx Uranium Inc. (“GoviEx”)), and approximately 50,000 hectares constitute the Ulaan Khuud group of two licenses (a joint venture with BHP Billiton (“BHP”)).
At Kharmagtai, 7,500 metres of trenching and sampling was carried out over the Burged prospect, which has potential for an open pittable low grade gold resource. The trenching confirmed previous results but did not find new mineralization. Bottle roll tests show that only the oxide ore has potential for heap leaching, with up to 70% recovery. Drill core from 15 drill holes at Altan Tolgoi was re-logged, with the conclusion that potential exists to improve the current ore resource by step-out drilling in tourmaline breccias, which are more extensive than previously thought.
The Javkhlant group abuts the Javkhlant JV area with Entrée to the south of the Oyu Tolgoi Project. In 2008, the area was mapped at 1:5000 scale. The licence mainly comprises carboniferous basaltic volcanics and sedimentary rocks, intruded by Late Carboniferous granite to granodiorite, and the west side is especially tightly folded. Older rocks are exposed in limited areas, but Late Devonian or older intrusions and associated alteration systems, comparable to those found at the Oyu Tolgoi Project have not been identified.
The Tumen — Ulzii Uul licence abuts the Tsagaan Survarga licence held by MAK. Tsagaan Survarga is believed to be the second largest copper deposit in the South Gobi desert with similarities to the Oyu Tolgoi Project. Exploration in 2008 comprised geological mapping and prospecting. A joint venture was entered into with GoviEx in September 2008 to explore for mineralization under cover rocks using IP; as yet no work has been done in respect of this JV.
The Ulaan Khuud licence group of licences abuts the northern end of the Shivee Tolgoi JV licence, it is a joint venture in which BHP is the operator. An extensive dipole- dipole IP survey was carried out over the southern part of the eastern license in 2008, but no significant anomalies were found. Two deep diamond drill holes are planned in 2009 to test the northern extension of the OT Trend.
Kazakhstan
IVN holds a 49% interest in Altynalmas Gold Ltd. (“Altynalmas Gold”), a company focused exclusively on mining projects in the Republic of Kazakhstan. Altynalmas Gold was created as a vehicle to combine IVN’s 70% interest in the Bakyrchik Mining Venture (“BMV”) with the remaining 30% interest in BMV, and a 100% interest in the Bolshevik gold mine, held by certain Kazakh entities, who now own a 51% interest in Altynalmas Gold. Through its wholly-owned Kazakh subsidiaries, BMV and Inter Gold Capital LLP (“IGC”), Altynalmas Gold holds a 100% interest in the Bakyrchik gold mine and the Bolshevik gold mine, both of which are located in the northeast region of the Republic of Kazakhstan, approximately 1,100 km north-east of Almaty, Kazakhstan’s largest city and former capital, 750 km east of the present capital, Astana, and 100 km west of Ust-Kamenogorsk, which is considered the industrial centre of East Kazakhstan.

IVN originally acquired its interest in BMV in 1996. BMV, which was originally established as a joint venture with the government of Kazakhstan, holds a sub-soil use contract for the Bakyrchik gold mine, which consists of a number of mine shafts and associated facilities, process plant, workshops, warehouses, administration buildings and accommodations. A total of five shafts have been sunk on the Bakyrchik deposit, and the underground has been explored and developed for mining from a series of development drifts driven at 40 m vertical intervals.
Mining operations began at Bakyrchik in 1957 with the excavation of an initial shaft and underground production commenced in 1963. During the Soviet era, the Bakyrchik gold mine produced sulphide mineralization and concentrates, which were sold as flux to copper smelters in Armenia, Uzbekistan, and Kazakhstan. Operations at the Bakyrchik gold mine continued until 1998 when low gold prices made the mine uneconomic to operate and it was placed on care and maintenance status.
Exploration of the Bolshevik deposit began in 1956. Intermittent mining of the deposit occurred between 1960 and 1994. The early operations focused on high grade oxide material, a history similar to the Bakyrchik gold mine where the oxide mineralization became exhausted and the remaining sulphide mineralization was difficult to process. During the Soviet era, as at Bakyrchik, sulphide mineralization was sold as flux to copper smelters in Armenia, Uzbekistan, and Kazakhstan.
In 1996 the ownership of subsoil use rights for development of the Bolshevik gold deposit were transferred to IGC. A gravity and flotation concentrator plant, designed to process 100,000 tonnes per year of sulphide material from the open pit, was constructed and commissioned in December 2002 and operated through 2003. In 2004, the operations at the Bolshevik gold deposit were placed on care and maintenance.
The gold deposits at Bakyrchik consist of a series of mineralized lenses or lodes lying within a large shear zone, which is 11.5 km in length. Gold mineralization is hosted within sheared carbonaceous sediments of the fault zones, and is principally contained within sulphide mineralization occurring in association with quartz stockworks, which crosscuts and parallels the foliation of the sediments. Mineralogical studies indicate that the majority of the gold is encapsulated by arsenopyrite and, to a lesser extent, pyrite. As the associated sediments contain up to 4% carbon, the deposit is said to be “double-refractory” in nature, which makes processing very difficult.
For the past several years, IVN has been investigating and testing a variety of metallurgical processes in an effort to more efficiently process the sulphide ore deposits found at Bakyrchik. IVN is currently pursuing a processing strategy involving fluid bed roasting. A pilot roasting plant, capable of processing 100,000 tpy was completed in February 2009 at a capital cost of US$32 million. Target production from the pilot roasting plant is estimated at 20,000 ounces of dore alloy per year. The initial ore feed source for the pilot roasting plant will be from surface stockpiles of ore. Additional ore is expected to be sourced from underground starting in October 2009 following the commencement of an underground redevelopment program.
China
IVN has conducted active exploration programs in Inner Mongolia and Northern China since 2003. The programs have been principally conducted through joint ventures with Chinese governing bodies. The original joint venture projects have now been terminated or suspended. In March 2008, IVN re-commenced reconnaissance field exploration after a winter-induced break, focusing on northern Hebei and surrounding provinces. The program consisted of the field geological assessment of over three-hundred licensed orogenic gold, porphyry-related copper-gold, epithermal vein and breccia-hosted gold-silver and copper deposits. In mid-2008, exploration targets assessed included ultramafic-hosted Ni-Cr-PGM deposits. Exploration has involved detailed data reviews, field traverses and systematic rock chip and channel sampling of all properties. Work in this region will continue in 2009, re-assessing targets gazetted for follow-up, as well as first-pass exploration assessments of areas not yet covered in the program. The aim of the program has been to identify high-quality, semi-advanced projects for acquisition through joint venture formation with, or direct purchase from the existing license holders.
Other Business Matters
Equity Holdings
IVN holds equity investments in a number of publicly traded, non-subsidiary mineral exploration and development companies.
The following table outlines the publicly traded equity investments held by the IVN Group and their quoted market value as at December 31, 2008:

			Value
Company	Number of Shares		(US$)

Entrée Gold Inc.	13,799,333		$11,322,065
Intec Limited	41,174,840		$520,730
Asia Now Resources Corp.	969,036		$59,631
Exco Resources NL	50,595,976	(1)	$2,558,649
Jinshan Gold Mines Inc.	1,500,000		$553,823

(1)	IVN’s interest in Exco Resources NL is indirect, as Ivanhoe Australia owns the 50,595,976 shares Exco Resources NL.
Employees
As at December 31, 2008, IVN had approximately 1,139 employees working at various locations.
DIVIDENDS
IVN has not paid any dividends on its outstanding Common Shares since its incorporation and does not anticipate that it will do so in the foreseeable future. The declaration of dividends on the Common Shares is, subject to certain statutory restrictions described below, within the discretion of the Board of Directors based on their assessment of, among other factors, IVN’s earnings or lack thereof, its capital and operating expenditure requirements and its overall financial condition. Under the Yukon Business Corporations Act, the Board of Directors has no discretion to declare or pay a dividend on the Common Shares if they have reasonable grounds for believing that IVN is, or after payment of the dividend would be, unable to pay its liabilities as they become due or that the realizable value of its assets would, as a result of the dividend, be less than the aggregate sum of its liabilities and the stated capital of the Common Shares.
DESCRIPTION OF CAPITAL STRUCTURE
The authorized share capital of IVN consists of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares. As at March 27, 2009 there were 378,089,424 Common Shares and no preferred Shares issued and outstanding. Rights and restrictions in respect of the Common Shares and the Preferred Shares are set out in IVN’s articles of continuance, IVN’s by-laws and in the Business Corporations Act (Yukon), and its regulations.
Common Shares
The holders of Common Shares are entitled to one vote per Common Share at all meetings of shareholders except meetings at which only holders of another specified class or series of shares of IVN are entitled to vote separately as a class or series. Subject to the prior rights of the holders of Preferred Shares, the holders of Common Shares are entitled to receive dividends as and when declared by the directors, and to receive a pro rata share of the remaining property and assets of IVN in the event of liquidation, dissolution or winding up of IVN. The Common Shares have no pre-emptive, redemption, purchase or conversion rights. Neither the Business Corporations Act (Yukon) nor the constating documents of IVN impose restrictions on the transfer of Common Shares on the register of IVN, provided that IVN receives the certificate representing the Common Shares to be transferred together with a duly endorsed instrument of transfer and payment of any fees and taxes which may be prescribed by the Board of Directors from time to time. There are no sinking fund provisions in relation to the Common Shares and they are not liable to further calls or to assessment by IVN. The Business Corporations Act (Yukon) provides that the rights and provisions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by a majority of not less than two-thirds of the votes cast in person or by proxy by holders of shares of that class.
Preferred Shares
The Preferred Shares are issuable in one or more series, each consisting of such number of Preferred Shares as may be fixed by IVN’s directors. IVN’s directors may from time to time, by resolution passed before the issue of any Preferred Shares of any particular series, alter the constating documents of IVN to determine the designation of the Preferred Shares of that series and to fix the number of Preferred Shares therein and alter the constating documents to create, define and attach special rights and restrictions to the shares of that series, including, without limitation, the following: (i) the nature, rate or amount of dividends and the dates, places and currencies of payment thereof; (ii) the consideration for, and the terms and conditions of, any purchase of the Preferred Shares for cancellation or redemption; (iii) conversion or exchange rights; (iv) the terms and conditions of any share purchase plan or sinking fund; and (v) voting rights and restrictions.
Registered holders of both the Preferred Shares and Common Shares are entitled, at their option, to a certificate representing their shares of IVN.
MARKET FOR SECURITIES
The Common Shares of IVN are traded in Canada on the TSX, and in the United States on the New York Stock Exchange and Nasdaq Stock Market. The closing price of IVN’s Common Shares on the TSX on March 27, 2009 was Cdn.$7.31.

The following sets forth the high and low market prices and the volume of the Common Shares traded on the TSX during the periods indicated:
(stated in Canadian dollars)

PERIOD	HIGH	LOW	VOLUME
January 2008	$11.28	$7.80	34,736,897
February 2008	$13.54	$9.33	20,599,835
March 2008	$13.10	$9.75	20,765,845
April 2008	$11.54	$9.55	16,613,616
May 2008	$10.00	$8.80	14,994,761
June 2008	$11.32	$9.04	26,089,095
July 2008	$12.60	$10.00	31,016,054
August 2008	$12.22	$10.49	20,603,551
September 2008	$11.89	$5.51	37,601,766
October 2008	$6.71	$2.06	59,969,673
November 2008	$4.03	$2.06	22,411,311
December 2008	$3.50	$2.26	19,160,111
DIRECTORS AND OFFICERS
Name and Occupation
The name, province or state, and country of residence and position with IVN of each director and executive officer of IVN, and the principal business or occupation in which each director or executive officer has been engaged during the immediately preceding five years is as follows:

Name and
Municipality of		Principal Occupation
Residence	Position with Corporation	During Past Five Years
ROBERT M. FRIEDLAND Singapore	Executive Chairman and Director (Director since March 1994)
Chairman of IVN (March 1994 to present); Chief Executive Officer of IVN (March 1994 to May 2006); Executive Chairman and CEO of Ivanhoe Energy Inc. (May 2008 to present); Chairman and President, Ivanhoe Capital Corporation (a venture capital company) (1988 to present); Deputy Chairman, Capital Markets for Ivanhoe Energy Inc. (June 1999 to March 2008).

PETER G. MEREDITH Vancouver, Canada	Deputy Chairman and Director (Director since March 2005)
Deputy Chairman of IVN (May 2006 to present); Chief Financial Officer of IVN (May 2004 to May 2006); Chief Financial Officer of Ivanhoe Capital Corporation (a venture capital company) (1996 to March 2009); Chief Executive Officer, SouthGobi Energy Resources (June 2007 to present).

Name and
Municipality of		Principal Occupation
Residence	Position with Corporation	During Past Five Years
JOHN MACKEN Massachusetts, USA	Director, President and Chief Executive Officer (Director since January 2003)
Chief Executive Officer of IVN (May 2006 to present); President of IVN (January 2004 to present); Chairman of SouthGobi Energy Resources (June 2007 to present); Consultant (2000 to January 2004); and Senior Vice President of Freeport McMoran Copper & Gold (a mining company) (1996 to 2000).

DAVID HUBERMAN Vancouver, Canada	Director (lead director) (Director since September 2003)	President, Coda Consulting Corp. (business consulting firm) (1993 to present).

R. EDWARD FLOOD London, England	Director (Director since March 1995)
Managing Director, Investment Banking, Haywood Securities (UK) Limited (investment dealer) (March 2007 to present); Chairman of Western Uranium Corporation (March 2007 to present); Deputy Chairman of IVN (May 1999 to February 2007); Senior Mining Analyst, Haywood Securities Inc. (investment dealer) (May 1999 to November 2001).

KJELD THYGESEN London, England	Director (Director since February 2001)	Managing Director, Lion Resource Management (investment firm and fund manager) (May 1989 to present)

HON. ROBERT HANSON London, England	Director (Director since February 2001)
Chairman, Hanson Capital Investments Limited (investment and finance company) (February 1998 to present); Chairman, Hanson Transport Group Limited (May 1990 to present); Hanson Westhouse Limited (City of London merchant bank) (2006 to present).

DR. MARKUS FABER Hong Kong, China	Director (Director since February 2002)	Managing Director, Marc Faber Limited (investment advisory firm and fund manager) (June 1990 to present).

HOWARD BALLOCH Beijing, China	Director (Director since March 2005)
President, The Balloch Group (investment and consulting company) (July 2001 to present); Vice-Chairman, Canada-China Business Council (July 2001 to present); Canadian Ambassador to China, Mongolia and Democratic Republic of Korea (April 1996 to July 2001).

DAVID KORBIN West Vancouver, Canada	Director (Director since May 2006)	Independent Management and Financial Consultant (May 1998 to present).

Name and
Municipality of		Principal Occupation
Residence	Position with Corporation	During Past Five Years
BRET CLAYTON Surrey, England	Director (Director since May 2007)
Chief Executive, Rio Tinto Copper & Diamonds (July 2006 to present); President and CEO of Rio Tinto America (October 2002 to July 2006); Executive Committee and Board of Directors of the International Copper Association (July 2006 to present).

LIVIA MAHLER Vancouver, Canada	Director (Director since March 2009)	Partner and co-founder, Greenstone Venture Partners (February 2000 to present).

TONY GIARDINI Vancouver, Canada	Chief Financial Officer
Chief Financial Officer of IVN (May 2006 to present); Vice-President and Treasurer, Placer Dome Inc. (a mining company) (December 2003 to April 2006); Treasurer, Placer Dome Inc. (November 2002 to December 2003).

DOUGLAS KIRWIN Bangkok, Thailand	Executive Vice-President, Exploration	Executive Vice-President, Exploration of IVN (September 1995 to present).

STEVEN GARCIA North Carolina, USA	Executive Vice President	Executive Vice President of IVN (October 2005 to present); Project Director of IVN (May 2005 to present); CEO Chamoa Farm, Inc. (a wholesale landscaping and nursery company) (2001 to present).

DAVID WOODALL Western Australia, Australia	President, Gold Division
President, Gold Division of IVN (August 2006 to present); Operations Manager of Robe River Associates (a mining company) (March 2005 to August 2006); General Manager, Operations of Sino Gold Limited (a mining company) (April 2004 to January 2005); Mine General Manager of Placer Dome Inc. (a mining company) (July 2001 to 2004).

RICHARD GOSSE Richmond, Canada	Vice President, Exploration
Vice President, Exploration of IVN (January 2009 to present); Vice President, Exploration, Metals Division of SouthGobi Energy Resources (February 2004 to December 2008); Exploration Manager, India, Hudson Bay Exploration and Development Company Ltd. (January 2000 to December 2003)

JAY GOW Burnaby, Canada	Vice President, Marketing	Vice President, Marketing of IVN (May 2004 to present); Marketing Manager, Copper & Molybdenum, Compania Minera Antamina S.A. (a mining company) (January 2001 to December 2003).

Name and
Municipality of		Principal Occupation
Residence	Position with Corporation	During Past Five Years
PIERRE MASSE West Vancouver, Canada	Vice President, Finance	Vice President, Finance of IVN (May 2007 to present); Vice President and Treasurer of IVN (May 2004 to May 2007); Chief Financial Officer of IVN (November 2001 to May 2004).

BEVERLY A. BARTLETT New Westminster, Canada	Vice President and Corporate Secretary
Vice President of IVN (May 2006 to present); Vice President of SouthGobi (May 2007 to present); Vice President of Ivanhoe Energy Inc. (August 2006 to present); Vice President of Jinshan Gold Mines Ltd. (May 2007 to May 2008); Corporate Secretary of IVN (June 2001 to present); Corporate Secretary of SouthGobi (August 2003 to present); Corporate Secretary of Ivanhoe Energy Inc. (oil and gas company) (May 2001 to present); Corporate Secretary of Jinshan Gold Mines (May 2003 to May 2008).

CATHERINE BARONE Port Moody, Canada	Vice President and Corporate Controller	Vice President of IVN (May 2008 to present); Controller of IVN (November 2002 to present)

GEOFFREY HARDING Vancouver, Canada	Vice President, Project Evaluation and Development	Vice President, Project Evaluation and Development of IVN (May 2008 to present); Manager of Mining of IVN (July 2003 to May 2008).
Each director’s term of office expires at the next annual general meeting of IVN.
Shareholdings of Directors and Executive Officers
As at March 27, 2009, the directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 97,731,387 Common Shares of IVN representing approximately 25.8% of the outstanding Common Shares of IVN.
Committees of the Board
The committees of the Board of Directors of IVN consist of an Audit Committee, a Compensation and Benefits Committee, a Corporate Governance and Nominating Committee, an Executive Committee and a Currency Advisory Committee. The members of the Audit Committee are David Korbin, Kjeld Thygesen and Markus Faber. The members of the Compensation and Benefits Committee are David Huberman, Robert Hanson, David Korbin, Kjeld Thygesen, Howard Balloch and Markus Faber. The members of the Corporate Governance and Nominating Committee are David Huberman, Kjeld Thygesen, Robert Hanson, David Korbin, Markus Faber and Howard Balloch. The members of the Executive Committee are Robert Friedland, John Macken, Peter Meredith and David Huberman. The members of the Currency Advisory Committee are David Korbin, Tony Giardini, Peter Meredith and Markus Faber.

Conflicts of Interest
Certain directors of IVN and its subsidiaries are associated with other reporting issuers or other corporations which may give rise to conflicts of interest. In accordance with the Yukon Business Corporations Act, directors and officers of IVN are required to disclose to IVN the nature and extent of any interest that they have in a material contract or material transaction, whether made or proposed, with IVN, if the director or officer is: (a) a party to the contract or transaction; (b) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (c) has a material interest in a party to the contract or transaction.
IVN has adopted a Code of Business Conduct and Ethics (the “Ethics Policy”) that applies to all directors, officers and employees of IVN and its subsidiaries. As required by the Ethics Policy, individuals representing IVN must not enter into outside activities, including business interests or other employment that might interfere with or be perceived to interfere with their performance at IVN.
Audit Committee Information
Information concerning the Audit Committee of IVN, as required by National Instrument 52-110, is provided in Schedule A to this Annual Information Form.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
Other than as disclosed below or elsewhere in this Annual Information Form, no insider, director nominee or associate or affiliate of any such insider or director nominee, has any material interest, direct or indirect, in any material transaction since the commencement of IVN’s last financial year or in any proposed transaction, which, in either case, has materially affected or would materially affect IVN.
At the end of 2007 and during the course of 2008, subsidiaries of IVN holding the Savage River Project owed approximately $5.1 million to Mr. Robert M. Friedland, Chairman of IVN, which indebtedness originated as a result of the December 2000 acquisition by IVN of the Savage River Project. Repayment of this indebtedness was contingent upon IVN receiving proceeds in excess of approximately $111 million from the sale of the Savage River Project. In October 2008, IVN discharged this obligation to Mr. Friedland by payment of $4.3 million in final settlement of this obligation.
IVN is a party to cost sharing agreements with other companies in which Mr. Friedland has a material direct or indirect beneficial interest. Through these agreements, IVN shares, on a cost-recovery basis, office space, furnishings, equipment and communications facilities in Vancouver, Singapore, Beijing and London, and an aircraft. IVN also shares the costs of employing administrative and non-executive management personnel in these offices. During the year ended December 31, 2008, IVN’s share of these costs was U.S.$12.6 million. The companies with which IVN is a party to the cost sharing agreements, and Mr. Friedland’s ownership interest in each of them, as at December 31, 2008, are as follows:

Robert Friedland
Corporation Name	Ownership Interest
Ivanhoe Energy Inc.	17.6%
Ivanhoe Capital Corporation	100%
Ivanhoe Nickel & Platinum Ltd.	36.09%
Jinshan Gold Mines Inc.	- (1)
SouthGobi Energy Resources Ltd.	- (1)
GoviEx Uranium Inc.	0%
GoviEx Gold Inc.	0%

(1)	As at December 31, 2008, Mr. Friedland owned 25.6% of the Common Shares of IVN, which owned 80.19% of the common shares of SouthGobi and 0.92% of the common shares of Jinshan Gold Mines Inc.
TRANSFER AGENTS AND REGISTRARS
The registrar and transfer agent for the Common Shares in Canada is CIBC Mellon Trust Company at its principal offices in Vancouver and Toronto.
MATERIAL CONTRACTS
Reference is made to the material contracts that IVN has filed with Canadian securities regulatory authorities, coincident with the filing of this Annual Information Form, on the SEDAR website at www.sedar.com.
Below is a list of the contracts, including the particulars thereof, that are material to IVN and were entered into between January 2008 and December 2008 or were entered into before that date but are still in effect, other than those entered into in the ordinary course of business. No disclosure is made regarding any contract that was entered into prior to January 1, 2003.
1.	Equity Participation and Earn-in Agreement dated October 15, 2004 between IVN and Entrée, as amended November 9, 2004 setting forth the terms and conditions of the Entrée Joint Venture. See “DESCRIPTION OF THE BUSINESS — Oyu Tolgoi Copper and Gold Project, Mongolia — Project Description and Location” for further details.

2.	Head Agreement dated February 4, 2005 among IVN, Stemcor Pellets AG, Stemcor Holdings Ltd. and Dominant Holdings AG, setting forth the terms and conditions of the sale of the Savage River Project. Under the terms of the agreement, IVN sold its interest in the Savage River Project for two initial cash payments totalling $21.5 million, plus a series of five contingent, annual payments that commenced on March 31, 2006. To date, IVN has received $99.2 million in proceeds from the sale of the Savage River Project. At December 31, 2008, IVN had accrued a $28.0 million receivable in relation to the fourth contingent annual payment due on March 31, 2009. This amount is calculated based upon the actual tonnes of iron ore sold during the nine-month period that ended December 31, 2008, under the escalating price formula in the agreement.

3.	Private Placement Agreement dated October 18, 2006, as amended as of November 16, 2006 between IVN and Rio Tinto International Holdings Limited and as further amended by an Amending and Additional Rights Agreement between the parties dated October 24, 2007. See “GENERAL DEVELOPMENT OF THE BUSINESS — Three Year History — 2006 and 2007” for further details.

4.	Credit Agreement dated October 24, 2007 between IVN and Rio Tinto International Holdings Limited setting forth the terms of the Rio Tinto Credit Agreement. See “GENERAL DEVELOPMENT OF THE BUSINESS — Three Year History — 2007” for further details.

5.	Contract Assignment Arrangement Agreement dated August 13, 2008 (the “CAAA”) between IVN, Rio Tinto Alcan Pte Ltd. (“Rio Tinto Alcan”), and IMMI. Under the terms of the CAAA, IMMI received $47.0 million from Rio Tinto Alcan for the purchase of large equipment to be used in the construction of the Oyu Tolgoi Project in Mongolia, representing the first tranche of funds paid under a purchase and sale agreement entered into in August 2008. The CAAA provided for Rio Tinto Alcan to purchase certain Oyu Tolgoi Project equipment already acquired or on order by IMMI pending the successful completion of negotiations with the Government of Mongolia for an Investment Agreement. IMMI received a further $74.5 million in November 2008, as a second tranche of the purchase and sale transactions contemplated by the CAAA, bringing the aggregate amount received from the sale of the equipment to approximately $121.5 million.

6.	Put Agreement dated August 13, 2008 between IVN, Rio Tinto Alcan and IMMI setting forth the terms of a put option whereby Rio Tinto can require IMMI to re-purchase the equipment if an acceptable Investment Agreement is reached with the Government of Mongolia. IMMI also has a right of first refusal to re-purchase the equipment if Rio Tinto intends to deploy the equipment elsewhere or sell it to a third party.
INTERESTS OF EXPERTS
Deloitte & Touche LLP is the independent auditor of IVN.
IVN has relied on the work of the following experts in connection with the verification of IVN’s mineral reserve and resource estimates and certain other scientific and technical information in respect of its material mineral properties, as referenced in the Annual Information Form:
•	GRD Minproc for the Oyu Tolgoi Technical Report.

•	Stephen Torr, P.Geo and Gene Wusaty P. Eng. for the Ovoot Tolgoi Technical Report.
The Oyu Tolgoi Technical Report and the Ovoot Tolgoi Technical Report are available for review on SEDAR at www.sedar.com.
To the knowledge of IVN, none of the experts referred to above nor the qualified persons employed by the company responsible for preparation of the reports or other qualified persons who contributed to the reports, hold Common Shares or securities exercisable to acquire Common Shares equal to or greater than 1% of the issued and outstanding Common Shares.
ADDITIONAL INFORMATION
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of IVN’s securities, options to purchase IVN’s Common Shares and interests of insiders in material transactions is contained in the management proxy circular for the annual general meeting of IVN to be held on May 8, 2009, which will be made available on SEDAR concurrent with the delivery of the document to IVN’s shareholders. Additional financial information is contained in IVN’s comparative financial statements and MD&A as at and for the years ended December 31, 2008 and 2007. Copies of the proxy circular (when filed), financial statements and MD&A are available on SEDAR, and may also be obtained upon request from IVN at 654 – 999 Canada Place, Vancouver, British Columbia, V6C 3E1.
Additional information relating to IVN may be found on SEDAR at www.sedar.com.

SCHEDULE A
Audit Committee Information
Composition of Audit Committee
IVN’s Audit Committee consists of Messrs. David Korbin, Kjeld Thygesen and Dr. Markus Faber. Mr. Korbin has been Chairperson of the Audit Committee since May 11, 2007. The Board of Directors has determined that all members of the Audit Committee are “independent” and “financially literate” as defined in National Instrument 52-110. In addition, in accordance with New York Stock Exchange corporate governance listing standards, the Board of Directors has determined that David Korbin is an audit committee financial expert.
Relevant Education and Experience
David Korbin
Mr. Korbin holds a Chartered Accountant designation. For 16 of his 25 years in the accounting profession, he was managing partner of a number of firms including the Vancouver office of Deloitte Haskins & Sells and Deloitte & Touche LLP. He is currently working as a management and financial consultant and has been a director of E-Comm Emergency Communications for Southwest British Columbia Incorporated since 2001 serving as Chair of the board of directors since 2004 and Chair of their audit committee from 2002 to 2003. He is currently a member of the Board of Directors of Seaspan Corporation and Chair of their audit committee. Prior thereto, Mr. Korbin served on the board of directors for Vancouver General Hospital and the Vancouver Hospital and Health Sciences Centre and Chair of the Board from 1995 — 1998.
Markus Faber
Dr. Faber holds a PhD in economics from the University of Zurich. He has over 35 years experience in the finance industry, including acting as manager of an investment bank in the United States in which he routinely performed financial analysis of a range of different companies. His current occupation is principal of Marc Faber Limited, an investment advisory firm and fund manager. He also acts as a director and advisor to a number of investment funds.
Kjeld Thygesen
Mr. Thygesen holds a bachelor of commerce, majoring in economics and accounting. He has been a resource investment analyst and fund manager for over 30 years. He has been the Managing Director of Lion Resource Management since 1989, and prior thereto was the Director, Natural Resources Department and fund manager for Rothschild Asset Management.

Audit Fees
Deloitte & Touche LLP, Chartered Accountants, will be nominated at the Meeting for re-appointment as auditors of the Corporation with their remuneration to be fixed by the Board of Directors. Deloitte & Touche LLP have been the Corporation’s auditors since January 1995.
Fees billed by Deloitte & Touche LLP and its affiliates during fiscal 2008 and fiscal 2007 were approximately Cdn$3,330,000 and Cdn$1,838,000, respectively. The aggregate fees billed by the auditors in fiscal 2008 and fiscal 2007 are detailed below.

(Canadian $ in 000’s)	2008	2007
Audit Fees (a)	$1,030	$935
Audit Related Fees (b)	$1,960	$439
Tax Fees (c)	$43	$411
All Other Fees (d)	$297	$53

Total	$3,330	$1,838

(a)	Fees for audit services billed or expected to be billed relating to fiscal 2008 and 2007 consisted of:
•	audit of the Corporation’s annual statutory financial statements; and

•	audit of its subsidiaries (SouthGobi Energy Resources Ltd. and Ivanhoe Australia Limited), annual statutory financial statements.

In addition, in 2008 and 2007 fees were paid for services provided in connection with review pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and the required attestations relating to internal controls.
(b)	Fees for audit-related services provided during fiscal 2008 and 2007 consisted of:
•	translation services;

•	financial accounting and reporting consultations;

•	reviews of IVN’s quarterly financial statements; and

•	comfort letters, consents, and other services related to SEC, Canadian and other securities regulatory authorities’ matters.

The 2008 audit-related services were substantially higher than those incurred in 2007 due to the incursion of $1,182,000 relating to services provided in respect of SouthGobi’s potential Asian stock exchange listing and $370,000 relating to services provided in respect of Ivanhoe Australia’s initial public offering.
(c)	Fees for tax services provided during fiscal 2008 and 2007 consisted of income tax compliance, and tax planning and advice relating to transactions and proposed transactions of the Corporation and its subsidiaries.

(d)	The Corporation incurred fees of Cdn.$297,000 for products and services provided by its principal accountant during fiscal 2008 and 2007 not disclosed in subsections (a), (b) or (c).
Pre-Approval Policies and Procedures

All services to be performed by the Corporation’s independent auditor must be approved in advance by the Audit Committee or a designated member of the Audit Committee (“Designated Member”). The Designated Member
is a member of the Audit Committee who has been given the authority to grant pre-approvals of permitted audit and non-audit services.
The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and has adopted a policy governing the provision of these services. This policy requires the pre-approval by the Audit Committee or the Designated Member of all audit and non-audit services provided by the external auditor, other than any de minimis non-audit services allowed by applicable law or regulation. The decisions of the Designated Member to pre-approve a permitted service are reported to the Audit Committee at its regularly scheduled meetings.
Pre-approval from the Audit Committee or Designated Member can be sought for planned engagements based on budgeted or committed fees. No further approval is required to pay pre-approved fees. Additional pre-approval is required for any increase in scope or in final fees.
Pursuant to these procedures, 100% of each of the services provided by the Corporation’s external auditors relating to the fees reported as audit, audit-related, tax and all other fees were pre-approved by the Audit Committee or the Designated Member.

IVANHOE MINES LTD.
AUDIT COMMITTEE CHARTER
I. Purpose
The primary objective of the Audit Committee (the “Committee”) of Ivanhoe Mines Ltd. (the “Company”) is to act as a liaison between the Board and the Company’s independent auditors (the “Auditors”) and to assist the Board in fulfilling its oversight responsibilities with respect to (a) the financial statements and other financial information provided by the Company to its shareholders, the public and others, (b) the Company’s compliance with legal and regulatory requirements, (c) the qualification, independence and performance of the Auditors and (d) the Company’s risk management and internal financial and accounting controls, and management information systems.
Although the Committee has the powers and responsibilities set forth in this Charter, the role of the Committee is oversight. The members of the Committee are not full-time employees of the Company and may or may not be accountants or auditors by profession or experts in the fields of accounting or auditing and, in any event, do not serve in such capacity. Consequently, it is not the duty of the Committee to conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the Auditors.
The responsibilities of a member of the Committee are in addition to such member’s duties as a member of the Board.
II. Organization
The Committee shall consist of three or more directors and shall satisfy the laws governing the Company and the independence, financial literacy, expertise and experience requirements under applicable securities law, stock exchange and any other regulatory requirements applicable to the Company.
The members of the Committee and the Chair of the Committee shall be appointed by the Board on the recommendation of the Corporate Governance & Nominating Committee. A majority of the members of the Committee shall constitute a quorum. A majority of the members of the Committee shall be empowered to act on behalf of the Committee. Matters decided by the Committee shall be decided by majority votes. The chair of the Committee shall have an ordinary vote.
Any member of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee as soon as such member ceases to be a director.
The Committee may form and delegate authority to subcommittees when appropriate.
III. Meetings
The Committee shall meet as frequently as circumstances require, but not less frequently than four times per year. The Committee shall meet at least quarterly with management, the Company’s financial and accounting officer(s) and the Auditors in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately.
The Chair of the Committee shall be an independent chair who is not Chair of the Board. In the absence of the appointed Chair of the Committee at any meeting, the members shall elect a chair from those in attendance at the meeting. The Chair, in consultation with the other members of the Committee, shall set the frequency and length of each meeting and the agenda of items to be addressed at each upcoming meeting.
The Committee will appoint a Secretary who will keep minutes of all meetings. The Secretary may be the Company’s Corporate Secretary or another person who does not need to be a member of the Committee. The Secretary for the Committee can be changed by simple notice from the Chair.
The Chair shall ensure that the agenda for each upcoming meeting of the Committee is circulated to each member of the Committee as well as the other directors in advance of the meeting.
The Committee may invite, from time to time, such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee. The Company’s accounting and financial officer(s) and the Auditors shall attend any meeting when requested to do so by the Chair of the Committee.
IV. Authority and Responsibilities
The Board, after consideration of the recommendation of the Committee, shall nominate the Auditors for appointment by the shareholders of the Company in accordance with applicable law. The Auditors report directly to the Audit Committee. The Auditors are ultimately accountable to the Committee and the Board as representatives of the shareholders.
The Committee shall have the following responsibilities:
(a) Auditors
1.	Recommend to the Board the independent auditors to be nominated for appointment as Auditors of the Company at the Company’s annual meeting and the remuneration to be paid to the Auditors for services performed during the preceding year; approve all auditing services to be provided by the Auditors; be responsible for the oversight of the work of the Auditors, including the resolution of disagreements between management and the Auditors regarding financial reporting; and recommend to the Board and the shareholders the termination of the appointment of the Auditors, if and when advisable.

2.	When there is to be a change of the Auditor, review all issues related to the change, including any notices required under applicable securities law, stock exchange or other regulatory requirements, and the planned steps for an orderly transition.

3.	Review the Auditor’s audit plan and discuss the Auditor’s scope, staffing, materiality, and general audit approach.

4.	Review on an annual basis the performance of the Auditors, including the lead audit partner.

5.	Take reasonable steps to confirm the independence of the Auditors, which include:
(a)	Ensuring receipt from the Auditors of a formal written statement in accordance with applicable regulatory requirements delineating all relationships between the Auditors and the Company;

(b)	Considering and discussing with the Auditors any disclosed relationships or services, including non-audit services, that may impact the objectivity and independence of the Auditors;

(c)	Approving in advance any non-audit related services provided by the Auditor to the Company, and the fees for such services, with a view to ensure independence of the Auditor, and in accordance with applicable regulatory standards, including applicable stock exchange requirements with respect to approval of non-audit related services performed by the Auditors; and

(d)	As necessary, taking or recommending that the Board take appropriate action to oversee the independence of the Auditors.
6.	Review and approve any disclosures required to be included in periodic reports under applicable securities law, stock exchange and other regulatory requirements with respect to non-audit services.

7.	Confirm with the Auditors and receive written confirmation at least once per year (i) indicating that the Auditors are a member in good standing with the Canadian Public Accountability Board (CPAB) and comparable bodies in the United States, Australia and elsewhere to the extent required and disclosing any sanctions or restrictions imposed by the CPAB and such other comparable bodies; and (ii) responding to any other reasonable request of the Audit Committee for confirmation as to their qualifications to act as the Company’s Auditors.

8.	Consider the tenure of the lead audit partner on the engagement in light of applicable securities law, stock exchange or applicable regulatory requirements.

9.	Review all reports required to be submitted by the Auditors to the Committee under applicable securities laws, stock exchange or other regulatory requirements.

10.	Receive all recommendations and explanations which the Auditors place before the Committee.
(b) Financial Statements and Financial Information
11.	Review and discuss with management, the financial and accounting officer(s) and the Auditors, the Company’s annual audited financial statements, including disclosures made in management’s discussion and analysis, prior to filing or distribution of such statements and recommend to the Board, if appropriate, that the Company’s audited financial statements be included in the Company’s annual reports distributed and filed under applicable laws and regulatory requirements.

12.	Review and discuss with management, the financial and accounting officer(s) and the Auditors, the Company’s interim financial statements, including management’s discussion and analysis, and the Auditor’s review of interim financial statements, prior to filing or distribution of such statements.

13.	Review any earnings press releases of the Company before the Company publicly discloses this information.

14.	Be satisfied that adequate procedures are in place for the review of the Company’s disclosure of financial information and extracted or derived from the Company’s financial statements and periodically assess the adequacy of these procedures.

15.	Discuss with the Auditor the matters required to be discussed by applicable auditing standards requirements relating to the conduct of the audit including:
(a)	the adoption of, or changes to, the Company’s significant auditing and accounting principles and practices;

(b)	the management letter provided by the Auditor and the Company’s response to that letter; and

(c)	any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, or personnel and any significant disagreements with management.
16.	Discuss with management and the Auditors major issues regarding accounting principles used in the preparation of the Company’s financial statements, including any significant changes in the Company’s selection or application of accounting principles. Review and discuss analyses prepared by management and/or the Auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative approaches under generally accepted accounting principles.

17.	Prepare any report under applicable securities law, stock exchange or other regulatory requirements, including any reports required to be included in statutory filings, including in the Company’s annual proxy statement.
(c) Ongoing Reviews and Discussions with Management and Others
18.	Obtain and review an annual report from management relating to the accounting principles used in the preparation of the Company’s financial statements, including those policies for which management is required to exercise discretion or judgments regarding the implementation thereof.

19.	Periodically review separately with each of management, the financial and accounting officer(s) and the Auditors; (a) any significant disagreement between management and the Auditors in connection with the preparation of the financial statements, (b) any difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information and (c) management’s response to each.

20.	Periodically discuss with the Auditors, without management being present, (a) their judgments about the quality and appropriateness of the Company’s accounting principles and financial disclosure practices as applied in its financial reporting and (b) the completeness and accuracy of the Company’s financial statements.

21.	Consider and approve, if appropriate, significant changes to the Company’s accounting principles and financial disclosure practices as suggested by the Auditors or management and the resulting financial statement impact. Review with the Auditors or management the extent to which any changes or improvements in accounting or financial practices, as approved by the Committee, have been implemented.

22.	Review and discuss with management, the Auditors and the Company’s independent counsel, as appropriate, any legal, regulatory or compliance matters that could have a significant impact on the Company’s financial statements, including applicable changes in accounting standards or rules, or compliance with applicable laws and regulations, inquiries received from regulators or government agencies and any pending material litigation.

23.	Enquire of the Company’s financial and accounting officer(s) and the Auditors on any matters which should be brought to the attention of the Committee concerning accounting, financial and operating practices and controls and accounting practices of the Company.

24.	Review the principal control risks to the business of the Company, its subsidiaries and joint ventures; and verify that effective control systems are in place to manage and mitigate these risks.

25.	Review and discuss with management any earnings press releases, including the use of “pro forma” or “adjusted” non-GAAP information, as well as any financial information and earnings guidance provided to analysts and rating agencies. Such discussions may be done generally (i.e. discussion of the types of information to be disclosed and the types of presentations made).

26.	Review and discuss with management any material off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of the Company with unconsolidated entities or other persons, that may have a material current or future effect on financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves or significant components of revenues or expenses. Obtain explanations from management of all significant variances between comparative reporting periods.

27.	Review and discuss with management the Company’s major risk exposures and the steps management has taken to monitor, control and manage such exposures, including the Company’s risk assessment and risk management guidelines and policies.
(d) Risk Management and Internal Controls
28.	Review, based upon the recommendation of the Auditors and management, the scope and plan of the work to be done by the Company’s financial and accounting group and the responsibilities, budget and staffing needs of such group.

29.	Ensure that management has designed and implemented effective systems of risk management and internal controls and, at least annually, review and assess the effectiveness of such systems.

30.	Approve and recommend to the Board for adoption policies and procedures on risk oversight and management to establish an effective system for identifying, assessing, monitoring and managing risk.

31.	In consultation with the Auditors and management, review the adequacy of the Company’s internal control structure and procedures designed to insure compliance with laws and regulations, and discuss the responsibilities, budget and staffing needs of the Company’s financial and accounting group.

32.	Establish procedures for (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

33.	Review the internal control reports prepared by management, including management’s assessment of the effectiveness of the Company’s internal control structure and procedures for financial reporting and (ii) the Auditors’ attestation, and report, on the assessment made by management.

34.	Review the appointment of the chief financial officer and any key financial executives involved in the financial reporting process and recommend to the Board any changes in such appointment.
(f) Other Responsibilities
35.	Create an agenda for the ensuing year and confirm a timetable for the Audit Committee for the ensuing year.

36.	Review and approve related-party transactions if required under applicable securities law, stock exchange or other regulatory requirements.

37.	Review and approve (a) any change or waiver in the Company’s code of ethics applicable to senior financial officers and (b) any disclosures made under applicable securities law, stock exchange or other regulatory requirements regarding such change or waiver.

38.	Establish, review and approve policies for the hiring of employees or former employees of the Company’s Auditors.

39.	Review and reassess the duties and responsibilities set out in this Charter annually and recommend to the Corporate Governance & Nominating Committee and to the Board any changes deemed appropriate by the Committee.

40.	Review its own performance annually, seeking input from management and the Board.

41.	Perform any other activities consistent with this Charter, the Company’s articles and by-laws and governing law, as the Committee or the Board deems necessary or appropriate.

V. Reporting
The Committee shall report regularly to the Board and shall submit the minutes of all meetings of the Audit Committee to the Board (which minutes shall ordinarily be included in the papers for the next full board meeting after the relevant meeting of the Committee). The Committee shall also report to the Board on the proceedings and deliberations of the Committee at such times and in such manner as the Board may require. The Committee shall review with the full Board any issues that have arisen with respect to quality or integrity of the Company’s financial statements, the Company’s compliance with legal or regulatory requirements, the performance or independence of the Auditors or the performance of the Company’s financial and accounting group.
VI. Resources and Access to Information
The Committee shall have the authority to retain independent legal, accounting and other consultants to advise the Committee.
The Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities. The Committee has direct access to anyone in the organization and may request any officer or employee of the Company or the Company’s outside counsel or the Auditors to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee with or without the presence of management. In the performance of any of its duties and responsibilities, the Committee shall have access to any and all books and records of the Company necessary for the execution of the Committee’s obligations.
The Committee shall consider the extent of funding necessary for payment of compensation to the Auditors for the purpose of rendering or issuing the annual audit report and recommend such compensation to the Board for approval. The Audit Committee shall determine the funding necessary for payment of compensation to any independent legal, accounting and other consultants retained to advise the Committee.